Form 10-K405, Exhibit 13
period 1999-03-31
ACXIOM CORP
filed 1999-06-21
CIK 733269

                                                                      EXHIBIT 13

Selected Financial Data


----------------------------------------------------------------------------------------------------
Years Ended March 31,                         1999         1998        1997        1996         1995
Earnings Statement Data:
     Revenue                              $729,984      569,020     479,239     331,543      254,115
     Net earnings (loss)                  $(16,430)      46,055      37,735      26,084       18,243
     Basic earnings (loss) per share      $   (.22)         .64         .54         .41          .30
     Diluted earnings (loss) per share    $   (.22)         .57         .49         .38          .29
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
March 31,                                     1999         1998        1997        1996         1995
Balance Sheet Data:
     Current assets                       $293,066      287,870     144,147      81,916       65,358
     Current liabilities                  $166,034       82,748      52,190      42,542       34,715
     Total assets                         $879,327      673,150     411,629     240,853      182,148
     Long-term debt, excluding
          current installments            $325,223      254,240     109,371      43,745       33,270
     Stockholders' equity                 $349,181      301,194     231,828     140,385      105,878
----------------------------------------------------------------------------------------------------

(In thousands, except per share data. Per share data are restated to reflect 2-for-1 stock splits in fiscal 1997 and 1995.)

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


On May 26, 1998, the Company entered into a merger agreement with May & Speh, Inc. May & Speh, headquartered in Downers Grove, Illinois, provides computer-based information management services with a focus on direct marketing and information technology outsourcing services. The merger, which was completed September 17, 1998, has been accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements have been restated as if the combining companies had been combined for all periods presented. See note 2 to the consolidated financial statements for a more detailed discussion of the merger transaction.


Results of Operations
---------------------

For the fiscal year ended March 31, 1999, the Company recorded the highest annual revenue, earnings, and earnings per share in its history, excluding the special charges discussed more fully below. Consolidated revenue was a record $730.0 million in 1999, up 28% from 1998. For fiscal 1998, revenue growth was 19% over the previous year.

The following table shows the Company's revenue by business segment for each of the years in the three-year period ended March 31, 1999 (dollars in millions):

                                                                                         1998 to       1997 to
                                           1999         1998         1997                1999          1998
                                           ----         ----         ----                ----          ----
Services                                  $419.9       $308.4       $254.8               +36%            +21%
Data Products                              186.7        155.2        135.4               +20             +15
I. T. Management                           164.5        128.4        109.5               +28             +17
Intercompany eliminations                  (41.1)       (23.0)       (20.5)              +79             +12
                                           -----        -----        -----               ---            ----
                                          $730.0       $569.0       $479.2               +28%            +19%
                                           =====       ======       ======               ===            ====

The Services segment, the Company's largest segment, provides data warehousing, list processing and consulting services to large corporations in a number of industries. Revenue growth for this segment has been strong with fiscal 1999 growing 36% over the previous year after a 21% increase in 1998. This performance has been fueled by a business trend towards data warehousing to implement customer relationship management and one-to-one marketing initiatives for the Company's customers. The Services segment has a particularly strong penetration in the financial services industry, primarily assisting credit card marketers. Financial Services grew 42% in 1999 following a 22% increase in 1998. Included in the insurance industry is Allstate Insurance Company, the Company's largest customer. Allstate revenues of $82.2 million in 1999 increased 10% over the prior year and also increased 10% from 1997 to 1998. Other industries reporting strong year-over-year growth in 1999 included retail, pharmaceutical, technology, telecommunications and media services. These other industries are currently smaller than the Company's revenue from the financial services and insurance industries but the Company believes that each represents a good growth opportunity.

The Data Products segment provides data content primarily in support of their customers' direct marketing activities. One of the channels for the Data Products segment is the customers of the Services segment. For internal reporting purposes, these revenues are included in both segments and then adjusted within the intercompany elimination. As evidenced by the intercompany eliminations in the table above, data revenues from the Services segment's customers grew strongly in 1999 increasing 79% over the prior year after a 12% increase in 1998. The growth in Data Products was somewhat mitigated by slower growth for Direct Media in 1999.

The I. T. Management segment reflects outsourcing services primarily in the areas of data center, client/server and network management. This segment is experiencing strong growth as a result of a trend towards business process outsourcing due to increased complexity and changes in technology. Growth in this segment was fueled by increases of 48% and 35% for May & Speh outsourcing business in 1999 and 1998, respectively.

The following table presents operating expenses for each of the years in the three-year period ended March 31, 1999 (dollars in millions):

                                                                              1998 to          1997 to
                                          1999       1998        1997         1999             1998
                                          ----       ----        ----         ----             ----
Salaries and benefits                     $272.7     $210.3      $171.3       +30%             +23%
Computer, communications and
     other equipment                       110.3       86.3        76.4       +28              +13
Data costs                                 106.7       88.3        77.9       +21              +13
Other operating costs and
     expenses                              124.9      100.3        87.3       +25              +15
Special charges                            118.7        4.7           -
                                           -----      -----       -----       ---             ----
                                          $733.3     $489.9      $412.9       +50%             +19%
                                           =====      =====      ======       ====            ====

Salaries and benefits increased from 1998 to 1999 by 30% and from 1997 to 1998 by 23% principally due to increased headcount to support the growth of the business and merit increases, combined with increases in incentive compensation, new outsourcing business, and the impact of acquisitions during the year.

Computer, communications and other equipment costs increased 28% from 1998 to 1999, after rising 13% from 1997 to 1998. The increases in 1999 and 1998 reflect depreciation on capital expenditures and amortization of software costs expenditures made to accommodate business growth. In 1998, the impact was lessened due to the Trans Union pass-through expenses recorded in 1997.

Data costs grew 21% in 1999 and 13% in 1998. These costs are a direct result of Data Products segment revenue which grew 20% and 15% for 1999 and 1998, respectively, and revenue under the data management contract with Allstate which grew 10% in each year.

Other operating costs and expenses increased by 25% in 1999. Facilities costs increased $5.5 million, primarily due to a new building in Downers Grove. Outside services and temporary help costs increased $8.7 million, primarily to support growth in new I. T. outsourcing contracts. The remainder of the increase was in office supplies, travel and entertainment expenses, and advertising, offset by a decrease in cost of sales for client/server equipment of $3.6 million. In total, the increase in other operating costs and expenses was less than the increase in revenue. Other operating costs and expenses increased 15% in 1998. The increase is primarily attributable to acquisitions, client-server sales noted above, an increase in bad debt expense, and volume-related increases, somewhat reduced by the impact of the sale of the Pro CD retail and direct marketing unit.

In the second and third quarters of fiscal 1999, the Company recorded special charges which totaled $118.7 million. These charges were merger and integration expenses associated with the May & Speh merger and the write down of other impaired assets. The charges consisted of approximately $10.7 million of transaction costs, $8.1 million in associate-related reserves, $48.5 million in contract termination costs, $11.5 million for the write down of software, $29.3 million for the write down of property and equipment, $7.8 million for the write down of goodwill and other assets, and $2.8 million in other accruals. See note 2 to the consolidated financial statements for further information about the special charges. In 1998, May & Speh recorded a $4.7 million special charge primarily for severance costs.

Total spending on capitalized software and research and development expense was $36.3 million in 1999, compared to $35.1 million in 1998 and $23.7 million in 1997. Research and development expense was $17.8 million, $13.7 million, and $13.0 million for 1999, 1998, and 1997, respectively.

Excluding the effect of the special charges on both years, income from operations would have been $115.4 million in 1999, an increase of 38% over the income from operations of $83.8 million in 1998. Income from operations in 1998 would have reflected an increase of 26% over 1997. The operating margin for 1999, 1998, and 1997 would have been 15.8%, 14.7%, and 13.8%, respectively.
Operating margins for the Services and I. T. Management segments are generally higher than that of the Data Products segment. For fiscal 1999, operating margins were 21.1%, 8.2%, and 21.2% for the Services, Data Products, and I. T. Management segments, respectively.

Interest expense increased by $7.3 million in 1999 and by $4.3 million in 1998. The increase is due primarily to increased debt levels, including $115 million of convertible debt issued by May & Speh in March, 1998, increases in the Company's revolving credit agreement, and increases in enterprise software license liabilities.

Other, net is primarily composed of interest income on noncurrent receivables and invested cash of $6.4 million in 1999, $2.9 million in 1998 and $1.6 million in 1997. Other, net for 1998 also includes $0.9 million of gain on the disposal of the Pro CD retail and direct marketing business compared with a $2.6 million charge in 1997 due to a write-off from the sale of a facility related to a unit previously disposed of.

The Company's effective tax rate, excluding the special charges, was 37.2%, 37.2%, and 37.7% for 1999, 1998, and 1997, respectively. In each year, the effective rate exceeded the U.S. statutory rate because of state income taxes, partially offset by research and experimentation tax credits. In 1999, the effect of the special charges increased the effective tax rate as certain of the special charges are not deductible for federal or state tax purposes.

The net loss was $16.4 million in 1999 including the special charges noted above. Excluding the effect of the special charges, net earnings would have been $65.5 million. Net earnings were $46.1 million in 1998, or $49.0 million excluding the special charge. Net earnings were $37.7 million in 1997. Basic earnings per share, excluding the special charges, would have been $.86, $.68, and $.54 in 1999, 1998, and 1997, respectively. Diluted earnings per share would have been $.78, $.61, and $.49, respectively.


Capital Resources and Liquidity
-------------------------------

Working capital at March 31, 1999 totaled $127.0 million compared to $205.1 million a year previously. At March 31, 1999, the Company had available credit lines of $126.5 million of which $55.4 million was outstanding. The Company's debt-to-capital ratio (capital defined as long-term debt plus stockholders' equity) was 48% at March 31, 1999 compared to 46% at March 31, 1998. Included in long-term debt are two convertible debt facilities totaling $140 million, of which $25.0 million was converted to equity in April, 1999. Assuming both of these facilities will convert to equity, the Company's debt-to-capital ratio would be reduced to 27%. Total stockholders' equity increased 16% to $349.2 million at March 31, 1999.

Cash provided by operating activities was $59.4 million for 1999 compared to $64.4 million in 1998 and $44.0 million in 1997. Excluding the impact of special charges, cash provided by operating activities was $87.7 million, $69.1 million and $44.0 million in 1999, 1998 and 1997, respectively. Earnings before interest, taxes, depreciation, and amortization ("EBITDA"), again excluding the impact of the special charges, increased by 35% in 1999 after increasing 36% in 1998. The resulting operating cash flow was reduced by $123.4 million in 1999, $55.4 million in 1998, and $48.8 million in 1997 due to the net change in operating assets and liabilities. The change primarily reflects higher current and noncurrent receivables, partially offset by higher accounts payable and accrued liabilities resulting from the growth of the business. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. However, EBITDA is a relevant measure of the Company's operations and cash flows and is used internally as a surrogate measure of cash provided by operating activities.

Investing activities used $190.1 million in 1999, $86.6 million in 1998, and $108.0 million in 1997. Investing activities in 1999 included $127.7 million in capital expenditures, compared to $67.9 million in 1998 and $65.0 million in 1997. Capital expenditures are principally due to purchases of data center equipment to support the Company's outsourcing agreements, as well as the purchase of additional data center equipment in the Company's core data centers. Approximately one-half of the capital expenditures in 1999 were related to customer-specific projects or contractual customer requirements. The Company has also occupied a new building in Downers Grove and is occupying two new buildings in Little Rock, Arkansas in the first quarter of fiscal 2000.

Investing activities during 1999 also include $18.5 million in software development costs, compared to $21.4 million in 1998 and $10.7 million in 1997. The capitalization in 1998 included $8.1 million capitalized by May & Speh on a project that was completed during 1998. Excluding the decrease related to this project at May & Speh, capitalization increased $5.2 million, which was generally due to capitalization of software related to the Acxiom Data Network. The remainder of the software capitalization includes software tools and databases developed for customers in all three segments of the business. Investing activities also reflect cash paid for acquisitions of $46.0 million in 1999, $19.8 million in 1998, and $16.2 million in 1997. These outflows were partially offset in 1998 by $15.3 million received from the sale of assets, including $13.0 million from the sale of the retail and direct marketing assets of Pro CD. Notes 2 and 15 to the consolidated financial statements discuss the acquisitions and dispositions in more detail. Investing activities also reflect the investment of $10.4 million in 1999 and $6.1 million in 1998 by the Company in joint ventures. These investments include approximately $4.0 million invested in each of 1999 and 1998 in Bigfoot International, Inc., an emerging company that provides services and tools for internet e-mail users, and $3.2 million invested in fiscal 1999 in Ceres Integrated Solutions, LLC, a provider of software and analytical services to large retailers. Investing activities also include purchases and sales of marketable securities. These securities were owned by May & Speh prior to the merger. As of March 31, 1999, the Company no longer holds any marketable securities.

Financing activities in 1999 provided $24.9 million, including sales of stock through the Company's stock option and employee stock purchase plans and the exercise of a warrant by Trans Union for the purchase of 4 million shares. This warrant was issued to Trans Union in 1992 in conjunction with the data center management agreement between Trans Union and the Company. Financing activities in 1998 provided $128.0 million, including the issuance of the $115 million convertible debt by May & Speh in March 1998. Financing activities in 1997 included the issuance of $30 million in senior notes and the issuance of $43.0 million of common stock by May & Speh.

During fiscal 1999, construction was substantially completed on the Company's new headquarters building and a new customer service facility in Little Rock, Arkansas. These two buildings were built pursuant to 50/50 joint ventures between the Company and local real estate investors. The Company will occupy both of these two buildings in early fiscal 2000. The Company has also occupied a new building in Downers Grove. During fiscal 2000, the Company expects to begin construction on a new customer service facility in Conway, as well as another customer service facility in Little Rock. The Conway project is expected to be completed in February, 2000 and to cost approximately $12.0 million. The Little Rock building is expected to cost approximately $28.0 million and construction is expected to last from August, 1999 to July, 2001. Financing plans for these two buildings are not yet complete, although the City of Little Rock has committed to issue revenue bonds for the Little Rock project.

While the Company does not have any other material contractual commitments for capital expenditures, additional investments in facilities and computer equipment continue to be necessary to support the growth of the business. In addition, new outsourcing or facilities management contracts frequently require substantial up-front capital expenditures in order to acquire or replace existing assets. In some cases, the Company also sells software, hardware, and data to customers under extended payment terms or notes receivable collectible over one to eight years. These arrangements also require up-front expenditures of cash, which are repaid over the life of the agreement. The Company has also been, and will likely continue to be, actively pursuing acquisitions. As a result, management expects that it will be necessary to raise additional capital during the next fiscal year. Management believes that capital could be raised by negotiating an increase in the current revolving credit agreement, by incurring other debt on either a secured or unsecured basis, or by the issuance of additional equity securities in either public or private offerings. Management also believes that the Company has significant unused capacity to raise capital which could be used to support future growth. In May of 1999, the Company arranged a $25 million increase in the current revolving credit facility. This temporary increase will expire July 31, 1999.


Year 2000
----------

Many computer systems ("IT Systems') and equipment and instruments with embedded microprocessors ("non-IT systems") were designed to only recognize the last two digits of a calendar year. With the arrival of the Year 2000, these systems and microprocessors may encounter operating problems due to their inability to distinguish years after 1999 from years preceding 1999. This could manifest in a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process or transmit data, or engage in normal business activities. As a result, the Company is engaged in an extensive project to remediate or replace its date-sensitive IT systems and non-IT systems.

The following discussion of the implications of the Year 2000 issue for the Company contains numerous forward-looking statements based on inherently uncertain information. The information presented is based on the Company's best estimates, which were derived utilizing a number of assumptions of future events, including the continued availability of internal and external resources, third party modifications, and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ. Although the Company believes it will be able to make the necessary modifications in advance, there can be no guarantee that failure to correctly modify the systems would not have a material adverse effect on the Company.

Since 1996 the Company has been engaged in an enterprise-wide effort ("the Project") to address the risks associated with the Year 2000 problem, both internal and external. Under the Project, the Company has established a project office comprised of representatives from each of the operating divisions of the Company. A Company readiness champion and project leader are responsible for the readiness process, which includes deliverables such as plans, reviews, and appropriate sign-offs by the appropriate business unit leaders and the Company's Year 2000 leadership. The Project also includes the dissemination of internal communications and status reports on a regular basis to senior leadership.

The Company believes that it has identified and evaluated its internal Year 2000 issues and that sufficient resources have been devoted to renovating IT and non-IT systems that were not already "Year 2000 ready." The Company set an internal deadline of December 31, 1998 to achieve Year 2000 readiness status, with any residual activity to conclude before March 31, 1999. Overall, this objective was achieved as outlined in the Project and any exceptions are being managed. The original timeline was developed to allow the Company to focus on recent mergers and acquisitions as well as customer-driven dependencies. While the core Project substantially ended on March 31, 1999, a transition strategy was implemented moving the Company from a project mode to a standards-based maintenance mode.

The Project involved four phases: (1) planning; (2) remediation; (3) testing; and (4) certification. The planning phase involved developing a detailed inventory of applications and systems, identifying the scope of necessary remediation to each application or system, and establishing a conversion schedule. During the remediation phase, source codes were actually converted, date fields were expanded or windowed, and the remediated system was tested to ensure it is functionally the same as the existing production version. In the testing phase, test data was prepared and the application was tested using a variety of Year 2000 scenarios. The certification phase validated that a system could run successfully in a Year 2000 environment and appropriate internal sign-offs were obtained.

The following chart indicates the estimated state of completion of each phase of the Project. It is important to note that each phase of the Project must be completed before moving to the next phase.

                      Current       Planned         Planned
                       April        December        December
                        1999          1998            1999
                        ----          ----            ----
     Planning             100%           100%            100%
     Remediation           99%            90%            100%
     Testing               95%            80%            100%
     Certification         94%            75%            100%

With regard to the Company's operational platforms (hardware, operating systems and vendor software) in the Company's primary data center located at the headquarters location, mainframes and servers are currently 95% Year 2000 ready.

The financial impact of the Project to the Company has not been, and is not expected to be, material to its financial position or results of operations in any given fiscal year. The costs to date associated with the Year 2000 effort primarily represent a reallocation of existing Company resources. Because of the range of possible issues and the large number of variables involved (including the Year 2000 readiness of any entities acquired by the Company), it is impossible to accurately quantify the potential cost of problems if the Company's remediation efforts or the efforts of those with whom it does business are not successful. Such costs and any failure of such remediation efforts could result in a loss of business, damage to the Company's reputation, and legal liability.

The Company currently believes that with modifications to existing software and conversions to new software, the Year 2000 issues can be mitigated. But the systems of vendors on which the Company's systems rely may not be converted in a timely fashion, or a vendor or customer may fail to convert its software or may implement a conversion that is incompatible with the Company's systems, which could have a material adverse impact on the Company.

In order to assess the readiness status of the Company's vendors, the Company contacted each vendor, via written and/or telephone inquiries, regarding its Year 2000 status and set up an internal database of this information. The Company obtained, when possible, written commitments from each vendor that the products supplied to the Company are or will be (by a date certain) Year 2000 ready. As of March 31, 1999, the Company had received responses to 89% of its inquiries. The Company is also relying on representations made or contained in its vendors' web sites. The responses received were analyzed and where necessary, testing was undertaken. Year 2000 ready versions of vendor products were obtained, as available, and moved onto production platforms. The Company has also identified and is communicating with customers to determine if customers have an effective plan in place to address their Year 2000 issues, and to determine the extent of the Company's vulnerability to the failure of customers to remediate their own Year 2000 issues.

The Company believes that the most likely risks of serious Year 2000 business disruptions are external in nature, such as disruptions in telecommunications, electric, or transportation services. In addition, the Company places a high degree of reliance on computer systems of third parties, such as customers and computer hardware and software suppliers. Although the Company is assessing the readiness of these third parties and preparing contingency plans, there can be no guarantee that the failure of these third parties to modify their systems in advance of December 31, 1999 would not have a material adverse effect on the Company. Of all the external risks, the Company believes the most reasonably likely worst case scenario would be a business disruption resulting from an extended and/or extensive communications failure.

In an effort to reduce the risks associated with the Year 2000 problem, the Company has established and is currently continuing to develop Year 2000 contingency plans that build upon existing disaster recovery and contingency plans. Examples of the Company's existing contingency plans include alternative power supplies and communication lines. Contingency planning for possible Year 2000 disruptions will continue to be defined, improved and implemented.

Despite the best efforts of the Company, the failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Any failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third party vendors and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The Project is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material third party vendors and customers. The Company believes that the continued implementation of the Project will reduce the possibility of significant interruptions to the Company's normal business operations.


Seasonality and Inflation
-------------------------

Although the Company cannot accurately determine the amounts attributable thereto, the Company has been affected by inflation through increased costs of compensation and other operating expenses. Generally, the effects of inflation are offset by technological advances, economies of scale and other operational efficiencies. The Company has established a pricing policy for long-term contracts which provides for the effects of expected increases resulting from inflation.

The Company's operations have not proven to be significantly seasonal, although the Company's traditional direct marketing operations experience slightly higher revenues in the Company's second and third quarters. In order to minimize the impact of these fluctuations, the Company continues to move toward long-term strategic partnerships with more predictable revenues. Revenues under long-term contract (defined as three years or longer) were 53%, 55%, and 53% of consolidated revenues for 1999, 1998, and 1997, respectively.


Acquisitions
-------------

In fiscal 1997, the Company completed two acquisitions, which became effective in April 1996. The acquisition of Pro CD, Inc. was accounted for as a pooling of interests and the acquisition of Direct Media/DMI, Inc. was accounted for as a purchase. In 1998, the Company completed two additional acquisitions, which were effective October 1, 1997. The acquisitions of MultiNational Concepts, Ltd. and Catalog Marketing Services, Inc., entities which were under common control, and Buckley Dement, L.P. and its affiliated company, KM Lists, Incorporated were both accounted for as purchases. In fiscal 1999, the Company acquired Normadress, SIGMA Marketing Group, Inc., May & Speh, Inc., and three business units from Deluxe Corporation. The May & Speh acquisition was accounted for as a pooling-of-interests and the other acquisitions were treated as purchases. See footnote 2 to the consolidated financial statements for more information regarding these acquisitions. The Company has also made several smaller acquisitions which are not material either individually or in the aggregate. In 1999, these smaller acquisitions included Marketing Technology, in Spain, and Berry Consulting, in the U.K. Subsequent to March 31, 1999, the Company also completed a purchase acquisition of Horizon Systems, Inc. and a merger with Computer Graphics of Arizona which will be accounted for as a pooling-of-interests.


Other Information
-----------------

In 1999 and 1998 the Company had one major customer who accounted for more than 10% of revenue, and in 1997 the Company had two major customers who accounted for more than 10% of revenue. Allstate Insurance Company accounted for 11.3%, 13.1%, and 14.1% in 1999, 1998, and 1997, respectively, and Trans Union LLC accounted for 11.8% in 1997. The Trans Union data center management agreement and marketing services agreement both expire in 2005. The Allstate agreement has been extended and now expires in 2004.

Acxiom, Ltd., the Company's United Kingdom business, provides services to the United Kingdom market which are similar to the traditional direct marketing industry services the Company provides in the United States. In addition, Acxiom, Ltd. also provides promotional materials handling and response services to its U.K. customers.

Most of the Company's exposure to exchange rate fluctuation is due to translation gains and losses as there are no material transactions which cause exchange rate impact. The U.K. operation generally funds its own operations and capital expenditures, although the Company occasionally advances funds from the U.S. to the U.K. These advances are considered to be long-term investments, and any gain or loss resulting from changes in exchange rates as well as gains or losses resulting from translating the financial statements into U.S. dollars are accumulated in a separate component of stockholders' equity. There are no restrictions on transfers of funds from the U.K.

Efforts are continuing to expand the services of Acxiom to customers in Europe and the Pacific region. Management believes that the market for the Company's services in such locations is largely untapped. To date the Company has had no significant revenues or operations outside of the United States and the United Kingdom. The Company's United Kingdom operations earned profits of $1.9 million in fiscal 1999, $1.5 million in fiscal 1998 and $1.0 million in fiscal 1997, and are expected to continue to show profits in the future.

Effective March 31, 1994, the Company sold substantially all of the assets of its former Acxiom Mailing Services operation to MorCom, Inc. In June 1996, MorCom ceased operations. During 1997, the Company established valuation reserves for the remaining receivables under the sale agreement. The Company also obtained title to and sold a portion of the property related to the mortgage note, receiving proceeds of $949,000. During 1998, the Company sold the two remaining parcels of property which had been used by the Acxiom Mailing Services unit. The aggregate proceeds were $2.3 million resulting in a gain on disposal of $105,000 which is included in other income.

Effective August 22, 1997, the Company sold certain assets of its Pro CD subsidiary to a subsidiary of American Business Information, Inc., which is now known as infoUSA, Inc. This company acquired the retail and direct marketing operations of Pro CD, along with compiled telephone book data for aggregate cash proceeds of $18 million. In conjunction with the sale to infoUSA, the Company also recorded certain valuation and contingency reserves. Included in other income is the gain on disposal related to this transaction of $855,000.

The Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants has issued Statement of Position ("SOP") 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, "Software Revenue Recognition." SOP 97-2 is effective for fiscal year 1999 and provides guidance on recognizing revenue on software transactions. In software transactions that include multiple elements, SOP 97-2 requires the fee to be allocated to the various elements based on vendor-specific objective evidence of the fair values of the elements, and provides guidance on how to arrive at vendor-specific objective evidence. SOP 98-4 defers until fiscal 2000 the effective date of the provisions of SOP 97-2 that limit what constitutes vendor-specific objective evidence. All other provisions of SOP 97-2 are effective for fiscal year 1999. AcSEC has now issued SOP 98-9 that further defines vendor-specific objective evidence. The Company does not expect that the effect of implementing SOP 98-9 will be material.

AcSEC has also issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 is effective for fiscal year 2000 and requires that the cost of start-up activities be expensed when incurred. The Company does not expect that the effect of implementing this SOP will be material.


Outlook
-------

Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding the Company's financial position, results of operations, market position, product development, regulatory matters, growth opportunities and growth rates, acquisition and divestiture opportunities, and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Such forward-looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the achievements expressed or implied by such forward-looking statements. Representative examples of such factors are discussed in more detail in the Company's Annual Report on Form 10-K and include, among other things, the possible adoption of legislation or industry regulation concerning certain aspects of the Company's business; the removal of data sources and/or marketing lists from the Company; the ability of the Company to retain customers who are not under long-term contracts with the Company; technology challenges; year 2000 issues; the risk of damage to the Company's data centers or interruptions in the Company's telecommunications links; acquisition integration; the effects of postal rate increases; and other market factors. See "Additional Information Regarding Forward-looking Statements" in the Company's Annual Report on Form 10-K.

The Company believes that existing customer industries (direct marketing, financial services, insurance, information and communication services, and media/publishing) all continue to offer good growth potential. In general, there is an increased emphasis on customer relationship management and one-to-one marketing in businesses which the Company believes will increase demand for the Company's data content and services both in the U.S. and worldwide. Also, as e-commerce continues to expand, the Company believes that its data content and services will have increased application in support of these initiatives. The Company continues to explore uses of its data and services beyond marketing applications and has had some success in developing applications in the insurance underwriting area. At the same time, the Company is also focusing on other vertical industries such as retail, pharmaceuticals, telecommunications, high tech, entertainment, packaged goods, and utilities as strong growth opportunities. In addition, the Company also believes there is strong growth potential beyond the Fortune 1000 companies that it has traditionally served into medium-sized businesses and divisions of large corporations, as well as the small office/home office marketplace. As a result of improved delivery systems via the Acxiom Data NetworkSM , announced in February, 1998, these markets are now becoming cost efficient for the Company to deliver portions of its products and services. The Acxiom Data Network will link the customer's data to the Company's enhancement database via the internet from the customer's desktop. It is anticipated that the Acxiom Data Network will expand the marketplace for the Company's data products to customers smaller than the Fortune 1000. The Company also believes that the Acxiom Data Network should dramatically cut costs in maintaining and updating data warehouses for current customers. In addition, the Company has developed relationships with third party database and decision support system providers to promote alternate channels of distribution for the Company's products and services.

The Company believes that operating margins will continue to improve primarily as a result of implementing the Acxiom Data Network, leveraging the Company's data content resources, improving internal processes, and increasing the profitability of the Company's international operations.

The Company currently expects its effective tax rate to be 37-39% for 1999. This estimate is based on current tax law and current estimates of earnings, and is subject to change.

                      ACXIOM CORPORATION AND SUBSIDIARIES

                          Consolidated Balance Sheets

                            March 31, 1999 and 1998

                            (Dollars in thousands)

                                    Assets                                              1999                1998
                                                                                  -----------------   -----------------
Current assets:
    Cash and cash equivalents                                                     $        9,590             115,510
    Marketable securities                                                                      -              11,794
    Trade accounts receivable, net (note 12)                                             180,767             118,281
    Refundable income taxes (note 9)                                                      12,651               7,670
    Deferred income taxes (note 9)                                                        30,643               2,868
    Other current assets (note 5)                                                         59,415              31,747
                                                                                  -----------------   -----------------
                   Total current assets                                                  293,066             287,870

Property and equipment, net of accumulated depreciation
    and amortization (notes 4 and 6)                                                     224,841             185,684
Software, net of accumulated amortization of $17,941
    in 1999 and $11,642 in 1998 (note 3)                                                  37,400              38,673
Excess of cost over fair value of net assets acquired, net
    of accumulated amortization of $13,517 in 1999
    and $8,585 in 1998 (note 2)                                                          122,483              73,851
Other assets (note 5)                                                                    201,537              87,072
                                                                                  -----------------   -----------------
                                                                                  $      879,327             673,150
                                                                                  =================   =================

                   Liabilities and Stockholders' Equity
Current liabilities:
    Current installments of long-term debt (note 6)                                       23,355              10,466
    Trade accounts payable                                                                59,215              21,946
    Accrued expenses:
       Merger and integration costs (note 2)                                              33,181                   -
       Payroll                                                                            17,706              18,293
       Other                                                                              25,744              20,846
    Deferred revenue                                                                       6,833              11,197
                                                                                  -----------------   -----------------
                   Total current liabilities                                             166,034              82,748

Long-term debt, excluding current installments (note 6)                                  325,223             254,240
Deferred income taxes (note 9)                                                            38,889              34,968
Stockholders' equity (notes 2, 6, 8 and 9):
    Common stock                                                                           7,919               7,405
    Additional paid-in capital                                                           185,103             121,130
    Retained earnings                                                                    159,516             175,946
    Accumulated other comprehensive income (loss)                                           (324)                676
    Unearned ESOP compensation                                                                 -              (1,782)
    Treasury stock, at cost                                                               (3,033)             (2,181)
                                                                                  -----------------   -----------------
                   Total stockholders' equity                                            349,181             301,194

Commitments and contingencies (notes 2, 6, 7, 10, 11 and 14)
                                                                                  -----------------   -----------------
                                                                                  $      879,327             673,150
                                                                                  =================   =================

See accompanying notes to consolidated financial statements.

                      ACXIOM CORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Operations

                   Years ended March 31, 1999, 1998 and 1997

               (Dollars in thousands, except per share amounts)


                                                                         1999               1998               1997
                                                                    ----------------   ----------------   ---------------
Revenue (notes 2 and 12)                                            $     729,984            569,020           479,239

Operating costs and expenses (notes 2, 3, 7, 10 and 11):
    Salaries and benefits                                                 272,737            210,327           171,364
    Computer, communications and other
       equipment                                                          110,254             86,338            76,366
    Data costs                                                            106,680             88,246            77,874
    Other operating costs and expenses                                    124,908            100,272            87,283
    Special charges (note 2)                                              118,747              4,700                 -
                                                                    ----------------   ----------------   ---------------
             Total operating costs and expenses                           733,326            489,883           412,887
                                                                    ----------------   ----------------   ---------------
             Income (loss) from operations                                 (3,342)            79,137            66,352
                                                                    ----------------   ----------------   ---------------

Other income (expense):
    Interest expense                                                      (17,393)           (10,044)           (5,746)
    Other, net                                                              6,289              4,294               (71)
                                                                    ----------------   ----------------   ---------------
                                                                          (11,104)            (5,750)           (5,817)
                                                                    ----------------   ----------------   ---------------

Earnings (loss) before income taxes                                       (14,446)            73,387            60,535

Income taxes (note 9)                                                       1,984             27,332            22,800
                                                                    ----------------   ----------------   ---------------

            Net earnings (loss)                                     $     (16,430)            46,055            37,735
                                                                    ================   ================   ===============

Earnings (loss) per share:
    Basic                                                           $        (.22)               .64               .54
                                                                    ================   ================   ===============

    Diluted                                                         $        (.22)               .57               .49
                                                                    ================   ================   ===============

See accompanying notes to consolidated financial statements.

                              ACXIOM CORPORATION
                               AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

                   Years ended March 31, 1999, 1998 and 1997

                            (Dollars in thousands)

                                                                                Common Stock                 Additional
                                                                     ---------------------------------
                                                                           Number                             Paid-in
                                                                         Of Shares           Amount           Capital
                                                                     ----------------   -------------     ---------------
Balances at March 31, 1996                                                64,988,536    $      6,499              52,180
    Pro CD merger (note 2)                                                 3,313,324             331               2,647
    Sale of common stock                                                   4,381,362             438              46,828
    Tax benefit of stock options exercised (note 9)                                -               -               2,232
    Issuance of common stock warrants                                              -               -               1,300
    Employee stock awards and shares issued to employee
       benefit plans, net of treasury shares repurchased                           -               -               1,359
    ESOP compensation earned                                                       -               -                   -
    Comprehensive income:
       Foreign currency translation                                                -               -                   -
       Net earnings                                                                -               -                   -
                                                                     ----------------   -------------     ---------------
             Total comprehensive income

Balances at March 31, 1997                                                72,683,222           7,268             106,546
    May & Speh merger (note 2)                                                72,160               7                 115
    Sale of common stock                                                   1,235,971             124               9,158
    Tax benefit of stock options exercised (note 9)                                -               -               2,763
    Employee stock awards and shares issued to employee
       benefit plans, net of treasury shares repurchased                      57,529               6               2,548
    ESOP compensation earned                                                       -               -                   -
    Comprehensive income:
       Foreign currency translation                                                -               -                   -
       Net earnings                                                                -               -                   -
                                                                     ----------------   -------------     ---------------
             Total comprehensive income

Balances at March 31, 1998                                                74,048,882           7,405             121,130
    Sale of common stock                                                   4,000,000             400              11,850
    Tax benefit of stock options and warrants
       exercised (note 9)                                                          -               -              36,393
    Issuance of warrants (note 2)                                                  -               -               2,676
    Employee stock awards and shares issued to employee
       benefit plans, net of treasury shares repurchased                   1,144,198             114              13,054
    ESOP compensation earned                                                       -               -                   -
    Comprehensive loss:
       Foreign currency translation                                                -               -                   -
       Net loss                                                                    -               -                   -
                                                                     ----------------   -------------     ---------------
             Total comprehensive loss

Balances at March 31, 1999                                                79,193,080    $      7,919             185,103
                                                                     ================   =============     ===============

See accompanying notes to consolidated financial statements.

                                         Accumulated
                                            other                                                                Total
                                        comprehensive         Unearned              Treasury stock           stockholders'
                                                                              ------------------------
      Comprehensive      Retained           income              ESOP             Number                         equity
      income (loss)      earnings           (loss)          compensation       of shares        Amount         (note 7)
      -------------     ---------       ---------------     -------------     ----------       -------       -------------
                           92,614               (863)            (7,722)      (1,242,242)       (2,323)           140,385
                           (4,752)                 -                  -                -             -             (1,774)
                                                   -                  -                -             -             47,266
                                -                  -                  -                -             -              2,232
                                -                  -                  -                -             -              1,300

                                -                  -                  -          145,912          (192)             1,167
                                -                  -              2,376                -             -              2,376

              1,141             -              1,141                  -                -             -              1,141
             37,735        37,735                  -                  -                                            37,735
      -------------      --------        -----------          ---------      -----------      --------         ----------
      $      38,876
      =============
                          125,597                278             (5,346)      (1,096,330)       (2,515)           231,828
                            4,294                  -              1,188                -             -              5,604
                                -                  -                  -                -             -              9,282
                                -                  -                  -                -             -              2,763

                                -                  -                  -          259,410           334              2,888
                                -                  -              2,376                -             -              2,376

                398             -                398                  -                -             -                398
             46,055        46,055                  -                  -                -             -             46,055
      -------------      --------        -----------          ---------      -----------      --------         ----------
      $      46,453
      =============
                          175,946                676             (1,782)        (836,920)       (2,181)           301,194
                                -                  -                  -                -             -             12,250

                                -                  -                  -                -             -             36,393
                                -                  -                  -                -             -              2,676

                                -                  -                  -          104,649          (852)            12,316
                                -                  -              1,782                -             -              1,782

             (1,000)            -             (1,000)                 -                -             -             (1,000)
            (16,430)      (16,430)                 -                  -                -             -            (16,430)
      -------------
      $     (17,430)
      =============      --------        -----------          ---------      -----------      --------         ----------

                          159,516               (324)                 -         (732,271)       (3,033)           349,181
                         ========        ===========          =========      ===========      ========         ==========

                      ACXIOM CORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                   Years ended March 31, 1999, 1998 and 1997

                            (Dollars in thousands)


                                                                       1999               1998               1997
                                                                  --------------     --------------     -------------
Cash flows from operating activities:
    Net earnings (loss)                                           $     (16,430)            46,055            37,735
    Adjustments to reconcile net earnings (loss) to net
       cash provided by operating activities:
          Depreciation and amortization                                  63,886             49,658            35,400
          Loss (gain) on disposal or impairment
             of assets                                                       26               (960)            2,412
          Provision for returns and doubtful accounts                     2,223              3,094             4,462
          Deferred income taxes                                         (23,854)            12,143             8,163
          Tax benefit of stock options and warrants
             exercised                                                   36,393              2,763             2,232
          ESOP compensation                                               1,782              2,376             2,376
          Special charges                                               118,747              4,700                 -
          Changes in operating assets and liabilities:
             Accounts receivable                                        (61,386)           (29,453)          (24,034)
             Other assets                                               (61,195)           (42,258)          (16,107)
             Accounts payable and other liabilities                      27,555             21,025            (8,649)
             Merger and integration costs                               (28,385)            (4,700)                -
                                                                  --------------     --------------     -------------
                  Net cash provided by operating
                     activities                                          59,362             64,443            43,990
                                                                  --------------     --------------     -------------

Cash flows from investing activities:
    Proceeds from the disposition of assets                                 733             15,340             2,385
    Proceeds from sale of marketable securities                          11,794             19,021            12,919
    Purchases of marketable securities                                        -             (5,778)          (31,366)
    Cash received in merger                                                   -                  -                21
    Development of software                                             (18,544)           (21,411)          (10,715)
    Capital expenditures                                               (127,703)           (67,865)          (64,973)
    Investments in joint ventures                                       (10,400)            (6,072)                -
    Net cash paid in acquisitions (note 2)                              (45,983)           (19,841)          (16,223)
                                                                  --------------     ---------------    -------------
                  Net cash used in investing activities                (190,103)           (86,606)         (107,952)
                                                                  --------------      --------------     ------------

Cash flows from financing activities:
    Proceeds from debt                                                   18,939            125,820            39,459
    Payments of debt                                                    (18,607)           (10,015)          (20,994)
    Sale of common stock                                                 24,566             12,171            48,433
                                                                  --------------        ------------       ----------
                  Net cash provided by financing
                     activities                                          24,898            127,976            66,898
                                                                  --------------     ---------------    -------------

                                                                                                            (Continued)

                      ACXIOM CORPORATION AND SUBSIDIARIES

                   Years ended March 31, 1999, 1998 and 1997

                            (Dollars in thousands)

                                                                     1999             1998             1997
                                                                 ------------     ------------     ------------
Effect of exchange rate changes on cash                          $        (77)               2                -
                                                                 ------------     ------------     ------------
Net increase (decrease) in cash and cash
  equivalents                                                        (105,920)         105,815            2,936
Cash and cash equivalents at beginning of year                        115,510            9,695           10,183
                                                                 ============     ============     ============
Cash and cash equivalents at end of year                         $      9,590          115,510           13,119
                                                                 ============     ============     ============

Supplemental cash flow information:
  Cash paid (received) during the year for:
     Interest                                                    $     15,608            9,303            5,053
     Income taxes                                                      (5,574)          12,627           15,131
  Noncash financing and investing activities:
     Issuance of warrants                                               2,676                -            1,300
     Enterprise software licenses acquired
        under software obligation                                      74,638           10,949                -
     Acquisition of property and equipment
        under capital lease                                                 -           14,939           11,373
     Convertible debt issued in acquisition (note 2)                        -                -           25,000
                                                                 ============     ============     ============

See accompanying notes to consolidated financial statements.

                      ACXIOM CORPORATION AND SUBSIDIARIES

                 Schedule of Valuation and Qualifying Accounts

                   Years ended March 31, 1999, 1998 and 1997

                                (In thousands)

                                                Additions                         Bad
                                 Balance at     charged to       Other           debts            Bad          Balance
                                 beginning      costs and       additions       written          debts          at end
                                 of period      expenses         (note)           off           recovered      of period
                                ------------   ------------   ------------    ------------    ------------   ------------
1999:
  Allowance for doubtful
     accounts, returns
     and credits                $      3,630          2,223            710           2,026             715          5,252
                                ============   ============   ============    ============    ============   ============

1998:
  Allowance for doubtful
     accounts, returns
     and credits                $      4,692          3,094            224          4,777              397          3,630
                                ============   ============   ============    ============    ============   ============

1997:
  Allowance for doubtful
     accounts, returns
     and credits                $      2,230          4,462          4,800           7,044             238          4,686
                                ============   ============   ============    ============    ============   ============

Note - Other additions represent the valuation accounts acquired in connection with business combinations.

                  Notes to Consolidated Financial Statements
                         March 31, 1999, 1998 and 1997


   Summary of Significant Accounting Policies

   (a)  Description of Business

        Acxiom Corporation ("Acxiom" or the "Company") provides information management solutions using customer, consumer and business data, primarily for marketing applications. Business segments of the Company provide list services, data warehousing, consulting, data content, fulfillment services, and outsourcing and facilities management services primarily in the United States (U.S.) and United Kingdom (U.K.).

   (b)  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20% to 50% owned entities are accounted for using the equity method and investments in less than 20% owned entities are accounted for at cost.

   (c)  Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

   (d)  Marketable Securities

        Marketable securities are stated at cost which approximates fair market value; gains and losses are recognized in the period realized. The Company has classified its securities as available for sale.

   (e)  Accounts Receivable

        Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's receivables are from a large number of customers. Accordingly, the Company's credit risk is affected by general economic conditions. Although the Company has several large individual customers, concentrations of credit risk are limited because of the diversity of the Company's customers.

        Trade accounts receivable are presented net of allowances for doubtful accounts and credits of $5.3 million and $3.6 million in 1999 and 1998, respectively.

   (f)  Property and Equipment

        Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements, 5 - 31.5 years; office furniture and equipment, 3 - 12 years; and data processing equipment, 2 - 10 years.

        Property held under capitalized lease arrangements is included in property and equipment, and the associated liabilities are included with long-term debt. Property and equipment taken out of service and held for sale is recorded at net realizable value and depreciation is ceased.

   (g)  Software and Research and Development Costs

        Capitalized and purchased software costs are amortized on a straight-line basis over the remaining estimated economic life of the product, or the amortization that would be recorded by using the ratio of gross revenues for a product to total current and anticipated future gross revenues for that product, whichever is greater. Research and development costs incurred prior to establishing technological feasibility of software products are charged to operations as incurred.

   (h)  Excess of Cost Over Fair Value of Net Assets Acquired

        The excess of acquisition costs over the fair values of net assets acquired in business combinations treated as purchase transactions ("goodwill") is being amortized on a straight-line basis over 15 to 40 years from acquisition dates. The Company periodically evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from the projected, undiscounted net cash flows of the related business unit. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

   (i)  Revenue Recognition

        Revenue from services, including consulting, list processing and data warehousing, and from information technology outsourcing services, including facilities management contracts, are recognized as services are performed. In the case of long-term outsourcing contracts, capital expenditures incurred in connection with the contract are capitalized and amortized over the term of the contract whereby profit is recognized under the contracts at a consistent rate of margin as services are performed under the contract. In certain outsourcing contracts, additional revenue is recognized based upon attaining certain annual margin improvements or cost savings over performance benchmarks as specified in the contracts. Such additional revenue is recognized when it is determinable that such benchmarks have been met.

        Revenue from sales and licensing of software and data are recognized when the software and data are delivered, the fee for such data is fixed or determinable, and collectibility of such fee is probable. Software and data file maintenance is recognized over the term of the agreements. In the case of multiple-element software and data arrangements, revenue is allocated to the respective elements based upon their relative fair values. Billed but unearned portions of revenue are deferred.

   (j)  Income Taxes

        The Company and its domestic subsidiaries file a consolidated Federal income tax return. The Company's foreign subsidiaries file separate income tax returns in the countries in which their operations are based.

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   (k)  Foreign Currency Translation

        The balance sheets of the Company's foreign subsidiaries are translated at year-end rates of exchange, and the statements of earnings are translated at the weighted average exchange rate for the period. Gains or losses resulting from translating foreign currency financial statements are included in accumulated other comprehensive income (loss) in the statement of stockholders' equity.

   (l)  Earnings Per Share

        A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share is shown below (in thousands, except per share amounts):

                                                                 1999             1998             1997
                                                              ------------     -------------    --------------
            Basic earnings per share:
                Numerator-net earnings (loss)                 $    (16,430)           46,055            37,735
                                                              ============      ============     =============

                Denominator-weighted
                 average shares outstanding                         75,969            72,199            69,279
                                                              ============      ============     =============
                Earnings (loss) per share                     $       (.22)              .64               .54
                                                              ============      ============     =============

              Diluted earnings per share:
                Numerator:
                 Net earnings (loss)                          $    (16,430)           46,055            37,735
                 Interest expense on convertible
                  debt (net of tax effect)                              --               465               445
                                                              ------------      ------------     -------------
                                                              $    (16,430)           46,520            38,180
                                                              ============      ============     =============

                                                                 1999             1998             1997
                                                             ------------     -------------    --------------
            Denominator:
            Weighted average shares
                 outstanding                                       75,969            72,199            69,279
                Effect of common stock options                          -             3,593             3,782
                Effect of common stock warrant                          -             3,015             3,004
                Convertible debt                                        -             2,102             2,000
                                                             ------------      ------------     -------------
                                                                   75,969            80,909            78,065
                                                             ============      ============     =============
              Earnings (loss) per share                      $       (.22)              .57               .49
                                                             ============      ============     =============

        All potentially dilutive securities were excluded from the above calculations for the year ended March 31, 1999 because they were antidilutive. The equivalent share effects of common stock options and warrants which were excluded were 5,632. Potentially dilutive shares related to the convertible debt which were excluded were 7,783. Also, interest expense on the convertible debt (net of income tax effect) excluded in computing diluted loss per share was $4,257.

        Options to purchase shares of common stock that were outstanding during 1999, 1998 and 1997 but were not included in the computation of diluted earnings (loss) per share because the option exercise price was greater than the average market price of the common shares are shown below (in thousands, except per share amounts):

                                                      1999                  1998                 1997
                                              ------------------    ------------------    -----------------
        Number of shares under option                     1,491                  2,176                1,432

        Range of exercise prices                $24.24 - $54.00        $15.94 - $35.92      $18.61 - $35.00

   (m)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

        Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

   (n)  Cash and Cash Equivalents

        The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     (o)  Reclassifications

          To conform to the 1999 presentation, certain accounts for 1998 and 1997 have been reclassified. The reclassifications had no effect on net earnings for 1998 and 1997.

(2)  Acquisitions

     Effective January 1, 1999, the Company acquired three database marketing units from Deluxe Corporation ("Deluxe"). The purchase price was $23.6 million, of which $18.0 million was paid in cash at closing and the remainder was paid in April 1999. Deluxe's results of operations are included in the Company's consolidated results of operations beginning January 1, 1999. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of $21.9 million is being amortized using the straight-line method over 15 years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods reported.

     On September 17, 1998, the Company issued 20,858,923 shares of its common stock in exchange for all outstanding capital stock of May & Speh, Inc. ("May & Speh"). Additionally, the Company assumed all of the outstanding options granted under May & Speh's stock option plans with the result that 4,289,202 shares of the Company's common stock became subject to issuance upon exercise of such options. This business combination has been accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of May & Speh.

     The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

                                           1998              1997
                                       -------------     ------------
                 Revenue:
                    Acxiom             $     465,065           402,016
                    May & Speh               103,955            77,223
                                       -------------     -------------

                    Combined           $     569,020           479,239
                                       =============     =============

                 Net earnings:
                    Acxiom                    35,597            27,512
                    May & Speh                10,458            10,223
                                       -------------     -------------

                     Combined          $      46,055            37,735
                                       =============     =============

     Included in the statement of operations for the year ended March 31, 1999 are revenues of $66.6 million and earnings of $9.3 million for May & Speh for the period from April 1, 1998 to September 17, 1998.

     Prior to the combination, May & Speh's fiscal year ended September 30. In recording the pooling-of-interests combination, May & Speh's consolidated
     financial statements as of and for the year       ended March 31, 1998 were
     combined with Acxiom's consolidated financial statements for the same period and May & Speh's consolidated financial statements as of and for the year ended September 30, 1996 were combined with Acxiom's consolidated financial statements as of and for the year ended March 31, 1997. May & Speh's unaudited consolidated results of operations for the six months ended March 31, 1997 included revenue of $42.9 million and net earnings of $4.3 million. An adjustment has been made to retained earnings as of March 31, 1997 to record the net earnings of May & Speh for the six months ended March 31, 1997.

     During the year ended March 31, 1999, the Company recorded special charges totaling $118.7 million related to merger and integration charges associated with the May & Speh merger and the write down of other impaired assets. The charges consisted of approximately $10.7 million of transaction costs to be paid to investment bankers, accountants, and attorneys; $8.1 million in associate-related reserves, principally employment contract termination costs and severance costs; $48.5 million in contract termination costs; $11.5 million for the write down of software; $29.3 million for the write down of property and equipment; $7.8 million for the write down of goodwill and other assets; and $2.8 million in other write downs and accruals.

     The transaction costs are fees which were incurred as a direct result of the merger transaction. The associate-related reserves include 1) payments to be made under a previously existing employment agreement with one terminated May & Speh executive in the amount of $3.5 million, 2) payments to be made under previously existing employment agreements with seven May & Speh executives who are remaining with Acxiom, but are entitled to payments totaling $3.6 million due to the termination of their employment agreements, and 3) involuntary termination benefits aggregating $1.0
     million to                   seven May & Speh and Company employees whose
     positions have been or will be eliminated. One of the seven positions, for which $0.7 million was accrued, was not related to the May & Speh merger, but related to a Company associate whose position was eliminated as a result of the closure of the Company's New Jersey business location. As of March 31, 1999, one of the seven associates has been terminated.

     The contract termination costs are costs which have been incurred to terminate duplicative software contracts. The amounts recorded represent cash payments which the Company has made or will make to the software vendors to terminate existing May & Speh agreements.

     For all other write downs and costs, the Company performed an analysis as required under Statement of Financial Accounting Standards ("SFAS") No. 121 to determine whether and to what extent any assets were impaired as a result of the merger. The analysis included estimating expected future cash flows from each of the assets which were expected to be held and used by the Company. These expected cash flows were compared to the carrying amount of each asset to determine whether an impairment existed. If an impairment was indicated, the asset was written down to its fair value. Quoted market prices were used to estimate fair value when market prices were available. In cases where quoted prices were not available, the Company estimated fair value using internal valuation sources. In the case of assets to be disposed of, the Company compared the carrying value of the asset to its estimated fair value, and if an impairment was indicated, wrote the asset down to its estimated fair value.

     Approximately $110.1 million of the charge was for duplicative assets or costs directly attributable to the May & Speh merger. The remaining $8.6 million related to other impaired assets which were impaired during the year, primarily $5.7 million related to goodwill and shut-down costs associated with the closing of certain business locations in New Jersey, Malaysia, and the Netherlands. Special charges in 1998 relate to employee severance payments made to former May & Speh executives.

     The following table shows the balances which were initially accrued as of September 30, 1998, and the changes in those balances during the remainder of the year ended March 31, 1999 (dollars in thousands):

                                               September 30,                                           March 31,
                                                    1998            Additions         Payments           1999
                                             ----------------    -------------    --------------    -------------
        Transaction costs                    $          9,163                -             9,163                -
        Associate-related reserves                      6,783            1,375             3,804            4,354
        Contract termination costs                     40,500                -            13,500           27,000
        Other accruals                                  3,745                -             1,918            1,827
                                             ----------------    -------------    --------------    -------------
                                             $         60,191            1,375            28,385           33,181
                                             ================    =============    ===============   =============

     The associate-related reserves and contract termination costs will be substantially paid out during fiscal 2000. The other accruals will be paid out over periods ranging up to five years.

     Effective May 1, 1998, May & Speh acquired substantially all of the assets of SIGMA Marketing Group, Inc. ("Sigma"), a full-service database marketing company headquartered in Rochester, New York. Under the terms of the agreement, May & Speh paid $15 million at closing for substantially all of Sigma's assets, and will pay the former owners up to an additional $6 million, the substantial portion of which is contingent on certain operating objectives being met. Sigma's former owners were also issued warrants to acquire 276,800 shares of the Company's common stock at a price of $17.50 per share in connection with the transaction. Sigma's results of operations are included in the Company's consolidated results of operations beginning May 1, 1998. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of $23.2 million is being amortized using the straight-line method over 20 years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods reported.

     Effective April 1, 1998, the Company purchased the outstanding stock of Normadress, a French company located in Paris. Normadress provides database and direct marketing services to its customers. The purchase price was 20 million French Francs (approximately $3.4 million) in cash and other additional cash consideration of which approximately $900,000 is guaranteed and the remainder is based on the future performance of Normadress. Normadress' results of operations are included in the Company's consolidated results of operations beginning April 1, 1998. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of $5.7 million is being amortized using the straight-line method over 20 years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods reported.

     Effective October 1, 1997, the Company acquired 100% ownership of MultiNational Concepts, Ltd. ("MultiNational") and Catalog Marketing Services, Inc. (d/b/a Shop the World by Mail), entities under common control (collectively "STW"). Total consideration was $4.6 million (net of cash acquired) and other cash consideration based on the future performance
     of STW. MultiNational, headquartered              in Hoboken, New Jersey,
     is an international mailing list and database maintenance provider for consumer catalogers interested in developing foreign markets. Shop the World by Mail, headquartered in Sarasota, Florida, provides cooperative customer acquisition programs, and also produces an international catalog of catalogs whereby end-customers in over 60 countries can order catalogs from around the world.

     Also effective October 1, 1997, the Company acquired Buckley Dement, L.P. and its affiliated company, KM Lists, Incorporated (collectively "Buckley Dement"). Buckley Dement, headquartered in Skokie, Illinois, provides list brokerage, list management, promotional mailing and fulfillment, and merchandise order processing to pharmaceutical, health care, and other commercial customers. Total consideration was $14.2 million (net of cash acquired) and other cash consideration based on the future performance of Buckley Dement.

     Both the Buckley Dement and STW acquisitions are accounted for as purchases and their operating results are included with the Company's results beginning October 1, 1997. The purchase price for the two acquisitions exceeded the fair value of net assets acquired by $12.6 million and $5.2 million for Buckley Dement and STW, respectively. The resulting excess of cost over net assets acquired is being amortized over 20 years. The pro forma effect of the acquisitions are not material to the Company's consolidated results of operations for the periods reported.

     On April 9, 1996, the Company issued 3,313,324 shares of its common stock for all of the outstanding common stock and common stock options of Pro CD, Inc., ("Pro CD"). Headquartered in Danvers, Massachusetts, Pro CD is a publisher of reference software on CD-ROM. The business combination was accounted for as a pooling-of-interests. The stockholders' equity and operations of Pro CD were not material in relation to those of the Company. As such, the Company recorded the combination by restating stockholders' equity as of April 1, 1996, without restating prior years' financial statements to reflect the pooling-of-interests. At April 1, 1996 Pro CD's liabilities exceeded its assets by $1.8 million.

     Also in April, 1996, the Company acquired the assets of Direct Media/DMI, Inc. ("DMI") for $25 million and the assumption of certain liabilities of DMI. The $25 million purchase price was payable in three years, and could, at DMI's option, be paid in two million shares of Acxiom common stock in lieu of cash plus accrued interest. Subsequent to March 31, 1999, the holder of the convertible note elected to receive the two million shares of the Company's common stock in lieu of cash. Headquartered in Greenwich, Connecticut, DMI provides list brokerage, management and consulting services to business-to-business and consumer list owners and mailers. At April 1, 1996 the liabilities assumed by the Company exceeded the fair value of the net assets acquired from DMI by approximately $1.0 million. The resulting excess of purchase price over fair value of net assets acquired of $26.0 million is being amortized over 20 years. The acquisition has been accounted for as a purchase, and accordingly, the results of operations of DMI are included in the consolidated results of operations from the date of its acquisition.

     Subsequent to March 31, 1999, the Company completed the acquisition of Computer Graphics of Arizona, Inc. ("Computer Graphics") and all of its affiliated companies in a stock-for-stock merger. The Company issued 1,871,343 shares of its common stock in exchange for all outstanding common stock of Computer Graphics. Computer Graphics, a privately held enterprise headquartered in Phoenix, Arizona, is a computer service business principally serving financial services direct marketers. The acquisition will be accounted for as a pooling-of-interests.

     Also subsequent to March 31, 1999, the Company acquired the assets of Horizon Systems, Inc. ("Horizon") for $16.0 million in cash and common stock of the Company and the assumption of certain liabilities of Horizon, and other cash and stock considerations based on the future performance of Horizon.

(3)  Software and Research and Development Costs

     The Company recorded amortization expense related to internally developed computer software of $8.3 million, $5.9 million and $5.4 million in 1999, 1998 and 1997, respectively. Additionally, research and development costs of $17.8 million, $13.7 million and $13.0 million were charged to operations during 1999, 1998 and 1997, respectively.

(4)  Property and Equipment

     Property and equipment is summarized as follows (dollars in thousands):

                                                                     1999            1998
                                                                 ------------    -------------
          Land                                                   $      8,141            8,344
          Buildings and improvements                                   91,025           74,634
          Office furniture and equipment                               36,461           24,456
          Data processing equipment                                   203,865          193,959
                                                                 ------------    -------------
                                                                      339,492          301,393
          Less accumulated depreciation and amortization              114,651          115,709
                                                                 ------------    -------------
                                                                 $    224,841          185,684
                                                                 ============    ==============

(5)  Other Assets

     Included in other assets are unamortized outsourcing capital expenditure costs in the amount of $28.4 million and $25.0 million as of March 31, 1999 and 1998, respectively. Noncurrent receivables from software license, data, and equipment sales are also included in other assets in the amount of $24.9 million and $20.3 million as of March 31, 1999 and 1998, respectively. The current portion of such receivables is included in other current assets in the amount of $24.6 million and $9.5 million as of March 31, 1999 and 1998, respectively. Certain of the noncurrent receivables have no stated interest rate. In such cases, such receivables have been discounted using an appropriate imputed interest rate based upon the customer, type of agreement, collateral and payment terms. This discount is being recognized into income using the interest method. Also included in other assets are capitalized software license agreements of $103.5 million and $19.8 million as of March 31, 1999 and 1998, respectively.

(6)  Long-Term Debt

     Long-term debt consists of the following (dollars in thousands):

                                                                           1999             1998
                                                                      -------------    -------------
   5.25% convertible subordinated notes due 2003                      $     115,000          115,000

   Unsecured revolving credit agreement                                      55,384           36,445

   6.92% Senior notes due March 30, 2007, payable
     in annual installments of $4,286 commencing
     March 30, 2001; interest is payable semi-annually                       30,000           30,000


   3.12% Convertible note, interest and principal due
     April 30, 1999; convertible at maturity into two
     million shares of common stock (note 2)                                 25,000           25,000



   Capital leases on land, buildings and equipment
     payable in monthly payments of $357 of principal
     and interest; remaining terms of from five to
     twenty years; interest rates at approximately 8%                        20,587           22,818

   Software license liabilities payable over terms of
     from five to seven years; effective interest rates
     at approximately 6%                                                     76,748           10,949

   8.5% unsecured term loan; quarterly principal
     payments of $200 plus interest with the balance
     due in 2003                                                              9,000            9,800

   9.75% Senior notes, due May 1, 2000, payable in   annual
    installments of $2,143 each May 1;
     interest is payable semi-annually                                        4,286            6,429


   ESOP loan (note 11)                                                            -            1,782

   Other capital leases, debt and long-term liabilities                      12,573            6,483
                                                                      -------------    -------------

      Total long-term debt                                                  348,578          264,706

   Less current installments                                                 23,355           10,466
                                                                      -------------    -------------

      Long-term debt, excluding current installments                  $     325,223          254,240
                                                                      =============    =============

     In March 1998, May & Speh completed an offering of $115 million 5.25% convertible subordinated notes due 2003. The notes are convertible at the option of the holder into shares of the Company's common stock at a conversion price of $19.89 per share. The notes also are redeemable, in whole or in part, at the option of the Company at any time on or after April 3, 2001. The total net proceeds to the Company were approximately $110.8 million after deducting underwriting discounts and commissions and estimated offering expenses.

     The unsecured revolving credit agreement, which expires January 31, 2003 provides for revolving loans and letters of credit in amounts of up to $125 million. The terms of the credit agreement provide for interest at the prime rate (or, at other alternative market rates at the Company's option). At March 31, 1999, the effective rate was 6.275%. The agreement requires a commitment fee equal to 3/16 of 1% on the average unused portion of the loan. The Company also has another unsecured line of credit amounting to $1.5 million of which none was outstanding at March 31, 1999 or 1998. The other unsecured line expires August 31, 1999 and bears interest at approximately the same rate as the revolving credit agreement.

     In connection with the construction of the Company's new headquarters building and a new customer service facility in Little Rock, Arkansas, the Company has entered into 50/50 joint ventures with local real estate developers. In each case, the Company is guaranteeing portions of the construction loans for the buildings. The aggregate amount of the guarantees at March 31, 1999 was $8.2 million. The total cost of the two building projects is expected to be approximately $19.5 million.

     Under the terms of certain of the above borrowings, the Company is required to maintain certain tangible net worth levels and working capital, debt-to-equity and debt service coverage ratios. At March 31, 1999, due to the merger with May & Speh and the special charges booked during the year, the Company was in violation of certain restrictive covenants under the unsecured revolving credit agreement and the 9.75% senior notes. The violations of each of these agreements has been waived by the respective lenders. The violations occurred as a result of the net loss reported by the Company for the quarter ended September 30, 1998. Since these calculations are performed using the latest four quarters' income statements and cash flows, the violation has been waived through the June 30, 1999 quarter. After this date the violations will have been cured since the bulk of the special charges will no longer be included in the 12-month period of the applicable calculations. The aggregate maturities of long-term debt for the five years ending March 31, 2004 are as follows: 2000, $23.4 million; 2001, $27.8 million; 2002, $23.6 million; 2003, $112.2 million; and 2004, $132.3 million.

(7)  Leases

     The Company leases data processing equipment, office furniture and equipment, land and office space under noncancellable operating leases. Future minimum lease payments under noncancellable operating leases for the five years ending March 31, 2004 are as follows: 2000, $22.9 million; 2001, $18.0 million; 2002, $12.0 million; 2003, $8.9 million; and 2004, $7.2 million.

     Total rental expense on operating leases was $24.7 million, $15.2 million and $18.4 million for the years ended March 31, 1999, 1998 and 1997, respectively.

(8)  Stockholders' Equity

     The Company has authorized 200 million shares of $.10 par value common stock and 1 million shares of $1.00 par value preferred stock. The Board of Directors of the Company may designate the relative rights and preferences of the preferred stock when and if issued. Such rights and preferences could include liquidation preferences, redemption rights, voting rights and dividends and the shares could be issued in multiple series with different rights and preferences. The Company currently has no plans for the issuance of any shares of preferred stock.

     On March 29, 1996, May & Speh completed an initial public offering of 3,350,000 shares of its common stock (2,680,000 shares as adjusted for merger with Acxiom) and on April 24, 1996 completed the offering of an additional 1,005,000 shares of common stock (804,000 shares as adjusted) that were subject to an over-allotment granted to the underwriters of the offering. Total net proceeds from the offering were approximately $43.5 million.

     On March 30, 1998, May & Speh also completed an offering of 325,000 shares of its common stock (260,000 shares as adjusted). Total net proceeds were approximately $3.5 million.

     In connection with its data center management agreement entered into in August, 1992 with Trans Union Corporation, the Company issued a warrant, which expired on August 31, 2000 and entitled Trans Union to acquire up to 4 million additional shares of newly-issued common stock. The exercise price for the warrant stock was $3.06 per share through August 31, 1998 and increased $.25 per share in each of the two years subsequent to August 31, 1998. The warrant was exercised for 4 million shares on August 31, 1998. The Company intends to record $68.0 million as additional sales discounts on its tax return for the difference in the fair value of the stock on the date the warrant was exercised and the fair value of the warrant on the date the warrant was issued (note 9).

     The Company has for its U.S. employees a Key Employee Stock Option Plan ("Plan") for which 15.2 million shares of the Company's common stock have been reserved. The Company has for its U.K. employees a U.K. Share Option Scheme ("Scheme") for which 1.6 million shares of the Company's common stock have been reserved. These plans provide that the option price, as determined by the Board of Directors, will be at least the fair market value at the time of the grant. The term of nonqualified options is also determined by the Board of Directors. Incentive options granted under the plans must be exercised within 10 years after the date of the option. At March 31, 1999, 3,427,678 shares and 822,763 shares are available for future grants under the Plan and the Scheme, respectively.

     May & Speh had options outstanding under two separate plans at March 31, 1998. Generally, such options vest and become exercisable in five equal annual increments beginning one year after the issue date and expire 10 years after the issue date except in the event of change in control of May & Speh all options become fully vested and exercisable. Pursuant to the merger, the Company assumed all of the currently outstanding options granted under the May & Speh plans with the result that shares of the Company's common stock become subject to issuance upon exercise of such options.

     Activity in stock options was as follows:

                                                                            Weighted
                                                          Number            average            Number of
                                                            of               price              shares
                                                          shares           per share          exercisable
                                                     --------------     --------------     ---------------
           Outstanding at March 31, 1996                  9,509,746     $         7.18           3,467,728
             Granted                                      1,300,811              17.29
             Pro CD acquisition (note 2)                    294,132               1.76
             Exercised                                     (835,369)              2.41
             Terminated                                     (93,255)              7.29
                                                     ---------------
           Outstanding at March 31, 1997                  10,176,065              8.31           3,974,265
             May & Speh acquisition (note 2)                 217,440             16.89
             Granted                                       2,143,176             14.88
             Exercised                                      (977,511)             3.86
             Terminated                                     (157,190)            11.89

           Outstanding at March 31, 1998                  11,401,980              9.63           5,316,861
             Granted                                       1,066,891             27.82
             Exercised                                      (937,411)             6.95
             Terminated                                     (115,462)            12.96
                                                     ---------------
           Outstanding at March 31, 1999                  11,415,998             12.19           7,913,294
                                                     ===============

     The per share weighted-average fair value of stock options granted during fiscal 1999, 1998 and 1997 was $13.43, $9.91 and $8.61, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield of 0% for 1999, 1998 and 1997; risk-free interest rate of 5.44% in 1999, 6.79% in 1998, 6.71% in 1997; expected option life of 10 years for 1999, 1998 and 1997; and expected volatility of 40.48% in 1999, 38.69% in 1998 and 34.85% in 1997.

     Following is a summary of stock options outstanding as of March 31, 1999:

                                              Options outstanding                         Options exercisable
                             ---------------------------------------------------    ------------------------------
                                                    Weighted          Weighted                           Weighted
                                                     average           average                           average
         Range of                                   remaining         exercise                           exercise
         exercise                 Options          contractual           per            Options            per
          prices                outstanding           life              share         exercisable         share
     ------------------      ---------------    ---------------    ------------     --------------    ------------
     $    1.38  -  2.54         1,239,220           6.33 years      $   2.19           1,148,996       $  2.23
          2.56  -  3.13         1,367,719           4.81 years          2.83           1,190,833          2.79
          3.37  -  6.25         2,261,009           5.06 years          5.42           1,616,736          5.29
          7.43  - 11.75         1,372,414           6.76 years         10.37           1,146,462         10.44
         11.82  - 15.63         1,265,951           7.32 years         13.88             949,646         13.98
         15.69  - 18.13         1,350,611          10.67 years         16.55           1,168,925         16.47
         18.38  - 24.81         1,849,793           8.21 years         22.54             550,589         22.33
         24.84  - 51.97           677,947          13.11 years         33.61             141,107         27.64
         52.05  - 54.00            31,344          14.61 years         52.08                   -             -
                             ------------       --------------     ------------     --------------    ------------
                               11,415,998           7.30 years      $  12.19           7,913,294       $  9.49
                             ============       ==============     ============     ==============    ============

     The Company applies the provisions of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the stock based compensation plans. Accordingly, no compensation cost has been recognized by the Company in the accompanying consolidated statements of operations for any of the fixed stock options granted. Had compensation cost for options granted been determined on the basis of the fair value of the awards at the date of grant, consistent with the methodology prescribed by SFAS No. 123, the Company's net earnings (loss) would have been reduced/increased to the following pro forma amounts for the years ended March 31 (dollars in thousands, except per share amounts):

                                                                      1999            1998            1997
                                                                 ------------    ------------    ------------
     Net earnings (loss)                        As reported      $    (16,430)         46,055          37,735
                                                Pro forma             (33,590)         39,625          36,672

     Basic earnings (loss) per share            As reported      $       (.22)            .64             .54
                                                Pro forma                (.44)            .55             .53

     Diluted earnings (loss) per share          As reported      $       (.22)            .57             .49

     Pro forma                                                            (.44)          .50         .48

     Pro forma net earnings (loss) reflect only options granted after fiscal 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of 8-9 years and compensation cost for options granted prior to April 1, 1995 is not considered.

     The Company maintains an employee stock purchase plan which provides for the purchase of shares of common stock at 85% of the market price. There were 129,741, 125,151 and 110,332 shares purchased under the plan during the years ended March 31, 1999, 1998 and 1997, respectively.

(9)  Income Taxes

     Total income tax expense (benefit) was allocated as follows (dollars in thousands):

                                                             1999            1998            1997
                                                          ------------   -------------   -------------
          Income from operations                          $      1,984          27,332          22,800
          Stockholders' equity, for expenses for tax
            purposes in excess of amounts
          recognized   for financial reporting
          purposes:
             Compensation                                       (9,178)         (2,763)         (2,232)
             Sale discounts (note 8)                           (27,215)              -               -
                                                          ------------   -------------     -----------
                                                          $    (34,409)         24,569          20,568
                                                          ============   =============     ===========

     Income tax expense (benefit) attributable to earnings (loss) from operations consists of (dollars in thousands):

                                                              1999           1998              1997
                                                          ------------    ------------    -------------
          Current expense:
           Federal                                        $     17,534          12,247           13,009
           Foreign                                               1,165           1,206               83
           State                                                 7,139           1,736            1,545
                                                          ------------    ------------    -------------
                                                                25,838          15,189           14,637
                                                          ------------    ------------    -------------
          Deferred expense (benefit):
           Federal                                             (14,780)          9,792            5,979
           Foreign                                                (248)             23              687
           State                                                (8,826)          2,328            1,497
                                                          ------------    ------------    -------------
                                                               (23,854)         12,143            8,163
                                                          ------------    ------------    -------------
                Total tax expense                         $      1,984          27,332           22,800
                                                          ============    ============    =============

     The actual income tax expense (benefit) attributable to earnings (loss) from operations differs from the expected tax expense (benefit) (computed by applying the U.S. Federal corporate tax rate of 35% to earnings (loss) before income taxes) as follows (dollars in thousands):

                                                              1999            1998            1997
                                                          -----------    ------------    ------------
          Computed expected tax expense (benefit)         $    (5,056)         25,685          21,187
          Increase (reduction) in income taxes
            resulting from:
             Nondeductible merger and integration
              expenses                                          7,836               -               -
             State income taxes, net of Federal
              income tax benefit                               (1,096)          2,642           1,977
             Research and experimentation credits                (265)           (715)           (683)
             Other                                                565            (280)            319
                                                          -----------    ------------    ------------
                                                          $     1,984          27,332          22,800
                                                          ===========    ============    ============

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31, 1999 and 1998 are presented below (dollars in thousands).

                                                                       1999             1998
                                                                   ------------     -------------
Deferred tax assets:
 Accrued expenses not currently deductible
  for tax purposes                                                 $     20,633             2,150
     Investments, principally due to differences in
      basis for tax and financial reporting purposes                        328               676
     Net operating loss carryforwards                                     7,986                 -
     Other                                                                1,696               846
                                                                   ------------     -------------
       Total deferred tax assets                                         30,643             3,672
                                                                   ------------     -------------
   Deferred tax liabilities:
     Property and equipment, principally due
      to differences in depreciation                                    (12,887)          (11,099)
     Intangible assets, principally due to
      differences in amortization                                        (3,624)           (2,212)
     Capitalized software and other costs
      expensed as incurred for tax purposes                             (20,501)          (20,618)
     Installment sale gains for tax purposes                             (1,877)           (1,843)
                                                                   ------------     -------------
       Total deferred tax liabilities                                   (38,889)          (35,772)
                                                                   ------------     -------------
        Net deferred tax liability                                 $     (8,246)          (32,100)
                                                                   ============     =============

     At March 31, 1999, the Company had available tax benefits associated with state tax operating loss carryforwards of $45.7 million which expire annually in varying amounts to 2014. The deferred tax effect of such carryforwards are included above.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the Company's history of substantial profitability and taxable income and its utilization of tax planning strategies, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of any valuation allowances.

(10) Related Party Transactions

     The Company leases certain equipment from a business partially owned by an officer. Rent expense under these leases was approximately $797,000 during the years ended March 31, 1999, 1998 and 1997, respectively. Under the terms of the lease in effect at March 31, 1999 the Company will make monthly lease payments of $66,000 through December, 2001. The Company has agreed to pay the difference, if any, between the sales price of the equipment and 70 percent of the lessor's related loan balance (approximately $5.0 million at March 31, 1999) should the Company elect to exercise its early termination rights or not extend the lease beyond its initial five year term and the lessor sells the equipment as a result thereof.

(11) Retirement Plans

     The Company has a retirement savings plan which covers substantially all domestic employees. The Company also offers a supplemental non-qualified deferred compensation plan for certain management employees. The Company matches 50% of the employee's salary deferred contributions under both plans up to 6% annually and may contribute additional amounts to the plans from the Company's earnings at the discretion of the Board of Directors.

     Effective October 1, 1988, May & Speh established the May & Speh, Inc. Employee Stock Ownership Plan ("ESOP") for the benefit of substantially all of its employees. May & Speh borrowed $22,500,000 from a bank ("ESOP Loan") and loaned the proceeds to the ESOP for the purpose of providing the ESOP sufficient funds to purchase 9,887,340 shares of May & Speh's common stock at $2.28 per share. The terms of the ESOP agreement required May & Speh to make minimum contributions sufficient to meet the ESOP's debt service obligations. During the year ended March 31, 1999, the ESOP loan was paid in full and the ESOP was merged into the Company's retirement savings plan.

     Company contributions for the above plans amounted to approximately $4.8 million, $4.3 million and $3.9 million in 1999, 1998 and 1997, respectively.

(12) Major Customers

     In 1999 and 1998, the Company had one major customer who accounted for more than 10% of revenue, and in 1997, the Company had two major customers who accounted for more than 10% of revenue. Allstate Insurance Company ("Allstate") accounted for revenue of $82.2 million (11.3%), $74.7 million (13.1%) and $67.7 million (14.1%) in 1999, 1998 and 1997, respectively, and
     Trans Union accounted for revenue of $56.6 million (11.8%) in 1997. At March 31, 1999, accounts receivable from Allstate was $12.0 million.

(13) Foreign Operations

     Foreign operations are conducted primarily in the United Kingdom. The following table shows financial information by geographic area for the years 1999, 1998 and 1997 (dollars in thousands).

                                                            United
                                                            States          Foreign          Consolidated
                                                        ------------     -------------      --------------
          1999:
            Revenue                                     $    688,834            41,150             729,984
            Long-lived assets                                452,891            10,687             463,578
                                                        ============     =============      ==============


          1998:
            Revenue                                          534,374            34,646             569,020
            Long-lived assets                                303,569             7,860             311,429
                                                        ============     =============      ==============


          1997:
            Revenue                                          450,819            28,420             479,239
            Long-lived assets                                206,216             6,106             212,322
                                                        ============     =============      ==============

(14) Contingencies

     The Company is involved in various claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or its expected future consolidated results of operations.

(15) Dispositions

     Effective August 22, 1997, the Company sold certain assets of its Pro CD subsidiary to a wholly-owned subsidiary of American Business Information, Inc. ("ABI"). ABI is now known as infoUSA, Inc. ABI acquired the retail and direct marketing operations of Pro CD, along with compiled telephone book data for aggregate cash proceeds of $18.0 million, which included consideration for a compiled telephone book data license. The Company also entered into a data license agreement with ABI under which the Company will pay ABI $8.0 million over a two-year period, and a technology and data license agreement under which ABI will pay the Company $8.0 million over a two-year period. In conjunction with the sale to ABI, the Company also recorded certain valuation and contingency reserves. Included in other income for the year ended March 31, 1998 is the gain on disposal related to this transaction of $855,000.

(16) Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

        Cash and cash equivalents, marketable securities, trade receivables, short-term borrowings, and trade payables - The carrying amount approximates fair value because of the short maturity of these instruments.

        Long-term debt - The interest rate on the revolving credit agreement is adjusted for changes in market rates and therefore the carrying value of the credit agreement approximates fair value. The estimated fair value of other long-term debt was determined based upon the present value of the expected cash flows considering expected maturities and using interest rates currently available to the Company for long-term borrowings with similar terms. At March 31, 1999 the estimated fair value of long-term debt approximates its carrying value.

(17) Segment Information

     SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") requires reporting segment information consistent with the way management internally disaggregates an entity's operations to assess performance and to allocate resources. As required, the Company adopted the provisions of SFAS 131 in its fiscal 1999 consolidated financial statements and has presented its prior-year segment information to conform to SFAS 131's requirements.

     The Company's business segments consist of Services, Data Products, and Information Technology ("I. T.") Management. The Services segment substantially consists of consulting, database and data warehousing and list processing services. The Data Products segment includes all of the Company's data content products. I. T. Management includes information technology outsourcing and facilities management for data center management, network management, client server management and other complementary I. T. services. The Company evaluates performance of the segments based on segment operating income, which excludes special charges. The Company accounts for sales of certain data products as revenue in both the Data Products segment and revenue of the Services segment which billed the customer. The duplicate revenues are eliminated in consolidation.

     The following tables present information by business segment (dollars in thousands):

                                                       1999             1998            1997
                                                  -------------    ------------    ------------
        Services                                  $     419,947         308,404         254,758
        Data Products                                   186,706         155,206         135,449
        I. T. Management                                164,453         128,366         109,497
        Intercompany eliminations                       (41,122)        (22,956)        (20,465)
                                                  -------------    ------------    ------------
            Total revenue                         $     729,984         569,020         479,239
                                                  =============    ============    ============

                                                               1999             1998            1997
                                                          -------------    ------------    ------------
        Services                                                 88,818          53,530          44,599
        Data Products                                            15,370          15,664           8,878
        I. T. Management                                         34,820          25,808          27,443
        Intercompany eliminations                               (20,771)        (11,942)        (11,639)
        Corporate and other                                    (121,579)         (3,923)         (2,929)
                                                          -------------    ------------    ------------
            Income (loss) from operations                 $      (3,342)         79,137          66,352
                                                          =============    ============    ============

        Services                                                 24,149          17,751           7,660
        Data Products                                            19,214          12,660           8,861
        I. T. Management                                         20,039          16,547          14,046
        Corporate and other                                         484           2,700           4,833
                                                          -------------    ------------    ------------
            Depreciation and amortization                 $      63,886          49,658          35,400
                                                          =============    =============   ============

                                                            March 31,
                                                 -----------------------------
                                                     1999              1998
                                                 -----------      ------------
        Services                                 $   416,737           219,631
        Data Products                                167,111           130,704
        I. T. Management                             238,164           172,834
        Corporate and other                           57,315           149,981
                                                 -----------      ------------
            Total assets                         $   879,327           673,150
                                                 ===========      ============

(18) Selected Quarterly Financial Data (Unaudited)

     The table below sets forth selected financial information for each quarter of the last two years (dollars in thousands, except per share amounts):

                                                        1st             2nd              3rd               4th
                                                      quarter         quarter          quarter           quarter
                                                  --------------   ------------    --------------    --------------
      1999:
       Revenue                                    $      158,810        174,358           187,912           208,904
       Income (loss) from operations                      19,711        (83,694)           25,589            35,052
       Net earnings (loss)                                11,356        (61,160)           13,759            19,615
       Basic earnings (loss) per share                       .15           (.82)              .18               .25
       Diluted earnings (loss) per share                     .14           (.82)              .17               .23

      1998:
       Revenue                                    $      123,952        135,876           147,043           162,149
       Income from operations                             14,852         20,072            20,329            23,884
       Net earnings                                        8,186         11,995            11,766            14,108

       Basic earnings per share                         .11            .17               .16               .19
       Diluted earnings per share                       .10            .15               .15               .18

                         Independent Auditors' Report


The Board of Directors and Stockholders
Acxiom Corporation:

We have audited the accompanying consolidated balance sheets of Acxiom Corporation and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of May & Speh, Inc., a wholly-owned subsidiary, which statements reflect total revenues constituting 16 percent of the related consolidated total during the year ended March 31, 1997. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for May & Speh, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acxiom Corporation and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with generally accepted accounting principles.

Little Rock, Arkansas
May 28, 1999