Form 10-K, Exhibit 13
period 2000-03-31
ACXIOM CORP
filed 2000-06-26
CIK 733269

EXHIBIT 13

SELECTED FINANCIAL DATA



Years Ended
 March 31,           2000          1999         1998         1997       1996
--------------------------------------------------------------------------------
Earnings
Statement
Data:
 Revenue          $ 964,460      754,057       592,329     499,232     346,671
 Net earnings
  (loss)           $ 90,363      (15,142)       47,155      38,944      27,284
 Basic earnings
  (loss) per
  share              $ 1.06         (.19)          .64         .55         .42
 Diluted
  earnings
  (loss)
  per share          $ 1.00         (.19)          .58         .49         .39

March 31,            2000          1999         1998        1997       1996
--------------------------------------------------------------------------------
Balance
Sheet Data:
 Current assets   $ 340,046      301,999       294,704     150,805      87,174
 Current
  liabilities     $ 180,008      167,915        84,201      54,044      44,965
 Total assets   $ 1,105,296      889,800       681,634     419,788     247,564
 Long-term debt,
  excluding
  current
  installments    $ 289,234      325,223       254,240     109,898      45,222
 Stockholders'
  equity          $ 587,730      357,773       308,225     237,606     144,196

(In thousands, except per share data. Per share data are restated to reflect 2-for-1 stock split in fiscal 1997.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On May 28, 1999, the Company completed the acquisition of Computer
Graphics of Arizona, Inc. and all of its affiliated companies. On September 17, 1998, the Company completed the acquisition of May & Speh, Inc. Both mergers have been accounted for as poolings-of-interests. Accordingly, the consolidated financial statements have been restated as if the combining companies had been combined for all periods presented. See note 2 to the consolidated financial statements for a more detailed discussion of the merger transactions.

RESULTS OF OPERATIONS
For the fiscal year ended March 31, 2000, the Company recorded the highest annual revenue, earnings and earnings per share in its history. Consolidated revenue was a record $964.5 million in 2000, up 28% from 1999. Excluding the impact of Direct Media, which was sold during the year, revenue increased 31% over the prior year. Revenue increased 43% after further adjusting revenues for the impact of lower revenue contributions from two customers: Waste Management, whose contract terminated July 1, 1999 and Allstate, whose revenues have declined due to lower volumes and reduced pricing. For fiscal 1999, revenue growth was 27% over 1998.
    The following table shows the Company's revenue by business segment for each of the years in the three-year period ended March 31, 2000 (dollars in millions):

------------------------------------------------------------------------------
                                                         1999      1998
                           2000      1999      1998   to 2000   to 1999
------------------------------------------------------------------------------
Services                $ 609.8   $ 453.1   $ 331.7       +35%      +37%
Data Products             232.6     188.0     155.2       +24       +21
Information Technology
  Management              194.9     154.6     128.4       +26       +20
Intercompany
  eliminations            (72.8)    (41.6)    (23.0)      +75       +81
------------------------------------------------------------------------------
                        $ 964.5   $ 754.1   $ 592.3       +28%      +27%
------------------------------------------------------------------------------

The Services segment, the Company's largest segment, provides data warehousing, list processing and consulting services to large corporations in a number of vertical industries. Revenue growth for this segment has been strong with fiscal 2000 growing 35% following a 37% increase in 1999. Fiscal 2000 revenues grew 44% after adjusting for lower Allstate-related revenues noted above. Revenue contributions in this segment from financial services, retail, telecommunications and international customers led to the strong year-over-year performance.
    The Data Products segment provides data content primarily in support of their customers' direct marketing activities. One of the channels for the Data Products segment is the customers of the Services segment. For internal reporting purposes, these revenues are included in both segments and then adjusted within the intercompany elimination. As evidenced by the table above, data revenues from the Services segment's customers grew strongly in 2000 increasing 75% over the prior year after an 81% increase in 1999. Fiscal 2000 revenue increased 39% after adjusting for the impact of the Direct Media business sold during the year. This growth was fueled by data and data license sales of the Infobase products.
    The Information Technology Management segment reflects outsourcing services primarily in the areas of data center, client server and network management. This segment grew 26% in 2000 after increasing 20% in 1999. The growth during 2000 was hampered by a decrease in the Waste Management contract which terminated during the year, as noted above. Excluding this contract, the remaining Information Technology Management segment grew 56% for the year, reflecting new outsourcing contracts with Deluxe, Wards, the City of Chicago, AGL Resources, and customers from the Litton Enterprise Solutions acquisition during the third quarter.

    The following table presents operating expenses for each of the years in the three-year period ended March 31, 2000 (dollars in millions):

------------------------------------------------------------------------------
                                                         1999      1998
                           2000      1999      1998   to 2000   to 1999
------------------------------------------------------------------------------
Salaries and benefits   $ 361.8   $ 283.6   $ 219.3       +28%      +29%
Computer,
  communications and
  other equipment         151.8     111.9      87.5       +36       +28
Data costs                113.1     111.4      93.4       + 2       +19
Other operating costs
  and expenses            173.9     129.8     106.5       +34       +22
Special charges               -     118.7       4.7        NA        NA
------------------------------------------------------------------------------
                        $ 800.6   $ 755.4   $ 511.4       + 6%      +48%
------------------------------------------------------------------------------

Salaries and benefits increased from 1999 to 2000 by 28%, and from 1998 to 1999 by 29%, which are both generally due to headcount and normal salary increases to support the Company's revenue growth. Headcount stood at 5,462 at March 31, 2000, compared to 5,166 at March 31, 1999 and 4,173 at March 31, 1998. The increase for 2000 was reduced by the sale of Direct Media during the fourth quarter, causing a decrease of approximately 400 in headcount.
    Computer, communications and other equipment costs increased 36% from 1999 to 2000, after rising 28% from 1998 to 1999. The increases in 2000 and 1999 reflect depreciation on capital expenditures and amortization of software costs expenditures made to accommodate business growth, in particular the outsourcing business in the Information Technology Management segment.
    Data costs grew 2% in 2000 compared to 19% in 1999. The increase in 2000 was caused by increases in Data Products segment revenue of 24% that were mostly offset by an 8% reduction in revenue under the data management contract with Allstate. In 1999, the increase was due to an increase in Data Products segment revenue of 21%, along with an increase in Allstate revenue of 10%.
    Other operating costs and expenses increased by 34% in 2000, compared to 22% in 1999. Facilities costs increased $11.2 million in 2000 and $5.5 million in 1999, principally due to new buildings in Little Rock, Arkansas and Downers Grove, Illinois. Cost of sales, primarily related to sales of hardware, increased $17.7 million in 2000 after decreasing by $3.6 million in 1999. Other line items with significant increases in 2000 included office supplies, operating supplies, travel, amortization of goodwill, and consulting and outside services.
    In the second and third quarters of fiscal 1999, the Company recorded special charges which totaled $118.7 million. These charges were merger and integration expenses associated with the May & Speh merger and the write-down of other impaired assets. The charges consisted of approximately $10.7 million of transaction costs, $8.1 million in associate-related reserves, $48.5 million in contract termination costs, $11.5 million for the write-down of software, $29.3 million for the write-down of property and equipment, $7.8 million for the write-down of goodwill and other assets, and $2.8 million in other accruals. See note 2 to the consolidated financial statements for further information about the special charges. In 1998, May & Speh recorded a $4.7 million special charge primarily for severance costs.
    Total spending on capitalized software and research and development expense was $72.1 million in 2000, compared to $36.3 million in 1999 and $35.1 million in 1998. Research and development expense was $34.8 million, $17.8 million, and $13.7 million for 2000, 1999, and 1998, respectively. The increase in research and development spending includes increased investment in AbiliTec and the Acxiom Data Network, as discussed more fully in the Outlook section, below.
    Excluding the effect of the special charges in both 1999 and 1998, income from operations grew to $163.9 million in 2000 from $117.4 million in 1999 and $85.6 million in 1998, an increase of 40% and 37%, respectively. The operating margin for 2000 grew to 17.0% from the operating margins before special charges of 15.6% and 14.5% for 1999 and 1998, respectively. Operating margins for the Services and Information Technology Management segments are generally higher than that of the Data Products segment. For fiscal 2000, operating margins were 20.6%, 13.7%, and 22.7% for the Services, Data Products, and Information Technology Management segments, respectively.

    Interest expense increased by $6.1 million in 2000 after increasing $7.3 million in 1999. The increases are due primarily to increased average debt levels, including $115 million of convertible debt issued by May & Speh in March 1998, increases in the Company's revolving credit agreement, and increases in enterprise software license liabilities.
    Other, net is primarily comprised of interest income of $3.9 million in 2000, $6.4 million in 1999, and $2.9 million in 1998 related to noncurrent receivables and invested cash. Other, net for 1998 also included a $0.9 million gain on the disposal of the Pro CD retail and direct marketing business.
    The Company's effective tax rate, excluding the special charges, was 37.5%, 37.3%, and 37.3% for 2000, 1999, and 1998, respectively. In each year, the effective rate exceeded the U.S. statutory rate because of state income taxes, partially offset by research and experimentation tax credits. In 1999, the effect of the special charges increased the effective tax rate as certain of the special charges are not deductible for federal or state tax purposes.
    The Company currently expects its effective tax rate to be 38-39% for fiscal 2001. This estimate is based on current tax law and current estimates of earnings, and is subject to change.
    Net earnings for fiscal 2000 were $90.4 million. The net loss was $15.1 million in 1999 including the special charges noted above. Excluding the effect of the special charges, net earnings in 1999 would have been $66.8 million. Net earnings were $47.2 million in 1998, or $50.1 million excluding the special charge. Basic earnings per share, excluding the special charges, would have been $1.06, $0.86, and $0.68 in 2000, 1999, and 1998, respectively. Diluted earnings per share would have been $1.00, $0.78, and $0.61, respectively.

CAPITAL RESOURCES AND LIQUIDITY
Working capital at March 31, 2000 totaled $160.0 million compared to $134.1 million a year previously. At March 31, 2000, the Company had available credit lines of $286.5 million of which $61.5 million was outstanding. The Company's debt-to-capital ratio (capital defined as long-term debt plus stockholders' equity) was 33% at March 31, 2000 compared to 48% at March 31, 1999. Included in long-term debt at March 31, 1999 are two convertible debt facilities totaling $140 million, of which $25.0 million was converted to equity in fiscal 2000. The conversion price for the remaining $115 million convertible debt is $19.89 per share. The market price of the Company's common stock has been in excess of this conversion price for most of the current fiscal year. If the price of the Company's common stock stays above the conversion price, management expects this debt to be converted to equity as well. Assuming the remaining convertible debt had converted to equity, the Company's debt-to-capital ratio would have been reduced to 20% at March 31, 2000. Total stockholders' equity increased 64% to $587.7 million at March 31, 2000.
    Cash provided by operating activities was $104.6 million for 2000 compared to $60.4 million for 1999 and $65.5 million for 1998. Earnings before interest expense, taxes, depreciation, and amortization ("EBITDA"), excluding the impact of the special charges, increased by 35% in both 2000 and 1999. The resulting operating cash flow was reduced by $112.6 million in 2000, $124.3 million in 1999, and $55.8 million in 1998 due to the net change in operating assets and liabilities. The change primarily reflects higher current and noncurrent receivables, partially offset by higher accounts payable and accrued liabilities resulting from the growth of the business. Days sales outstanding ("DSO") has improved from 80 days at March 31, 1999 to 67 days at March 31, 2000. This improvement was significantly better than management's 72-day target for the end of fiscal 2000. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. However, EBITDA is a relevant measure of the Company's operations and cash flows and is used internally as a surrogate measure of cash provided by operating activities.
    Investing activities used $157.8 million in 2000, $190.3 million in 1999, and $86.8 million in 1998. Investing activities in 2000 included $120.6 million in capital expenditures, compared to $127.9 million in 1999 and $68.1 million in 1998. Capital expenditures are principally due to purchases of data center equipment to support the Company's outsourcing agreements, as well as the purchase of additional data center equipment in the Company's core data centers. In fiscal 2000, the Company occupied two new buildings in Little

Rock, Arkansas and in fiscal 1999, the Company occupied a new building in Downers Grove, Illinois. During fiscal 2000, the Company entered into a $100 million synthetic off-balance sheet lease arrangement with a financial institution for computer equipment purchases, under which it has acquired equipment costing $67.8 million at March 31, 2000. Of this total, $34.8 million was received in a sale and leaseback transaction of equipment that had previously been owned by the Company. The remaining lease funding reduced capital expenditures for fiscal 2000 by $33.0 million.
    Investing activities during 2000 also include $37.3 million in software development costs, compared to $18.5 million in 1999 and $21.4 million in 1998. Capitalization in 2000 and 1999 included approximately $19.2 million and $4.1 million, respectively, related to the Acxiom Data Network and AbiliTec products. The remainder of the software capitalization includes software tools and databases developed for customers in all three segments of the business. Investing activities also reflect cash paid for acquisitions of $33.0 million in 2000, $46.0 million in 1999, and $19.8 million in 1998. Dispositions of assets in 1998 includes $13.0 million from the sale of the retail and direct marketing assets of Pro CD. Notes 2 and 15 to the consolidated financial statements discuss the acquisitions and dispositions in more detail. Investing activities also reflect the investment of $5.8 million in 2000, $10.4 million in 1999, and $6.1 million in 1998 by the Company in joint ventures. Investing activities for 1999 and 1998 also include purchases and sales of marketable securities. These securities were owned by May & Speh prior to the merger.
    Financing activities in 2000 provided $64.6 million, including the sale of stock by the Company in a secondary offering which generated approximately $51.3 million in cash, along with sales of stock through the Company's stock option and employee stock purchase plans. Financing activities in 1999 included sales of stock through the Company's stock option and employee stock purchase plans and the exercise of a warrant by Trans Union Corporation for the purchase of 4 million shares. This warrant was issued to Trans Union in 1992 in conjunction with the data center management agreement between Trans Union and the Company. Financing activities in 1998 provided $127.4 million, including the issuance of the $115 million convertible debt by May & Speh in March 1998.
    During fiscal 2000, the Company began construction on a new customer service facility in Conway, and anticipates beginning construction in fiscal 2001 on another customer service facility in Little Rock, as well as a new customer service and data center facility in Phoenix. The Conway project is expected to be completed in June 2000 and to cost approximately $12.0 million. The Little Rock building is expected to cost approximately $30.0 to $35.0 million and construction is expected to last from June 2000 to December 2001. The Phoenix project is expected to cost approximately $25.0 million, including land, and construction is expected to last from August 2000 through May 2001. The Company has secured construction and permanent financing for the Conway project through a local bank. The City of Little Rock has committed to issue revenue bonds for the Little Rock project. The Company is working to finalize synthetic lease financing which will cover both the Little Rock and Phoenix projects.
    While the Company does not have any other material contractual commitments for capital expenditures, additional investments in facilities and computer equipment continue to be necessary to support the growth of the business. In addition, new outsourcing or facilities management contracts frequently require substantial up-front capital expenditures in order to acquire or replace existing assets. In some cases, the Company also sells software and hardware to customers under extended payment terms or notes receivable collectible generally over three years. These arrangements also require up-front expenditures of cash, which are repaid over the life of the agreement. The Company also evaluates acquisitions from time to time which may require up-front payments of cash. Depending on the size of the acquisition it may be necessary to raise additional capital. If additional capital becomes necessary, the Company would first use available borrowing capacity under its revolving credit agreement, followed by the issuance of other debt or equity securities.
    In fiscal 2000, the Company entered into two equity forward purchase agreements with a commercial bank under which the Company will purchase 3.1 million and 0.2 million shares of its common stock at an average total cost of $20.81 and $26.51 per share, respectively, for a total notional amount of

$69.4 million. In accordance with the terms of the forward contracts, the shares remain issued and outstanding until the forward purchase contracts are settled. The agreements may be settled in cash or in net shares of common stock. The Company has the option to settle the contracts at any time prior to March 31, 2002, when the contracts are required to be settled. The Company's intention is to settle the contracts by paying for and taking delivery of the
3.3 million shares, but the arrangements allow the Company the option to settle the contracts by paying cash, if the price upon settlement is below the contract price, or by receiving cash if the market price upon settlement is above the contract price. The Emerging Issues Task Force of the Financial Accounting Standards Board has recently reached a consensus that requires such contracts to be recorded as assets and liabilities, with adjustments to the market value of the common stock to be recorded on the income statement, in situations in which the counterparty can force the contracts to be settled in cash. The effective date of the new consensus was delayed until December 31, 2000 to allow such contracts to be amended. The Company is working with the financial institution to amend the forward agreements to remove those provisions, prior to December 31, 2000. Alternatively, the Company could settle the agreements prior to December 31, 2000.

YEAR 2000
Many computer systems ("IT systems") and equipment and instruments with embedded microprocessors ("non-IT systems") were designed to only recognize the last two digits of a calendar year. With the arrival of the Year 2000, these systems and microprocessors may encounter operating problems due to their inability to distinguish years after 1999 from years preceding 1999. This could manifest in a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process or transmit data, or engage in normal business activities. As a result, the Company has previously engaged in an extensive project to remediate or replace its date-sensitive IT systems and non-IT systems.
    The following discussion of the implications of the Year 2000 issue for the Company contains numerous forward-looking statements based on inherently uncertain information. The information presented is based on the Company's best estimates, which were derived utilizing a number of assumptions of future events, including the continued availability of internal and external resources, third-party modifications, and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ. Although the Company believes it will be able to make the necessary modifications, there can be no guarantee that failure to correctly modify the systems would not have a material adverse effect on the Company.
    From 1996 through 1999, the Company was engaged in an enterprise-wide effort ("the Project") to address the risks associated with the Year 2000 problem, both internal and external. Under the Project, the Company established a project office comprised of representatives from each of the operating divisions of the Company. A Company readiness champion and project leader were responsible for the readiness process, which included deliverables such as plans, reviews, and appropriate sign-offs by the appropriate business unit leaders and the Company's Year 2000 leadership. The Project also included the dissemination of internal communications and status reports on a regular basis to senior leadership.
    The Company set an internal deadline of December 31, 1998 to achieve Year 2000 readiness status, with any residual activity to conclude before March 31, 1999. Overall, this objective was achieved as outlined in the Project and exceptions were managed closely throughout 1999. The original timeline was developed to allow the Company to focus on mergers and acquisitions as well as customer-driven dependencies. While the core Project substantially ended on March 31, 1999, a transition strategy was implemented moving the Company from a project mode to a standards-based maintenance mode. Ongoing activities based on the transition strategy included reviewing or enhancing contingency plans, continuing vendor product analysis and evaluation, establishing the Year 2000 readiness of acquisitions, and maintaining the readiness standing of existing operations through purchasing and quality processes.

    The Project involved four phases: (1) planning; (2) remediation; (3) testing; and (4) certification. The planning phase involved developing a detailed inventory of applications and systems, identifying the scope of necessary remediation to each application or system, and establishing a conversion schedule. During the remediation phase, source codes were actually converted, date fields were expanded or windowed, and the remediated system was tested to ensure it was functionally the same as the existing production version. In the testing phase, test data was prepared and the application was tested using a variety of Year 2000 scenarios. The certification phase validated that a system could run successfully in a Year 2000 environment and appropriate internal sign-offs were obtained.
    The following table indicates the status of the Project.

                         Actual
                  December 1999

Planning                   100%
Remediation                100%
Testing                    100%
Certification              100%

    The financial impact of the Project to the Company has not been, and is not expected to be, material to its financial position or results of operations in any given fiscal year. The costs to date associated with the Year 2000 effort primarily represent a reallocation of existing Company resources. Because of the range of possible issues and the large number of variables involved (including the Year 2000 readiness of any entities acquired by the Company), it is impossible to accurately quantify the potential cost of problems if the Company's remediation efforts or the efforts of those with whom it does business are not successful. Such costs and any failure of such remediation efforts could result in a loss of business, damage to the Company's reputation, and legal liability.
    The Company currently believes that with modifications to existing software and conversions to new software, the Year 2000 issues have been mitigated. But a vendor or customer may have failed to convert its software or may have implemented a conversion that is incompatible with the Company's systems, which could have a material adverse impact on the Company.
    In order to assess the readiness status of the Company's vendors, the Company contacted each vendor, via written and/or telephone inquiries, regarding its Year 2000 status and set up an internal database of this information. The Company obtained, when possible, written commitments from each vendor that the products supplied to the Company are or will be (by a date certain) Year 2000 ready. As of March 31, 1999, the Company had received responses to 89% of its inquiries. The Company also relied on representations made or contained in its vendors' Web sites. The responses received were analyzed and where necessary, testing was undertaken. Year 2000 ready versions of vendor products were obtained, as available, and moved onto production platforms. The Company has also identified and communicated with customers to determine if customers had an effective plan in place to address their Year 2000 issues, and to determine the extent of the Company's vulnerability to the failure of customers to remediate their own Year 2000 issues.
    During the Year 2000 rollover event, from midnight December 30, 1999, through midnight January 2, 2000, the Company staffed a Response Command Center around the clock in Conway, Arkansas and monitored Year 2000 issues in all Company locations worldwide. Additionally, all Company data centers and account teams were on alert status throughout this period. On Saturday, January 1, 2000, the Company exercised critical production systems and equipment to identify if they were operating correctly. Like most well-prepared companies, the Company did not experience any significant Year 2000 related issues during the rollover period or thereafter.
    The Company believes that the most likely risks of serious Year 2000 business disruptions continue to be external in nature, such as disruptions in telecommunications, electric, or transportation services. In addition, the Company places a high degree of reliance on computer systems of third parties, such as customers and computer hardware and software suppliers. Although the Company has assessed the readiness of these third parties and prepared contingency plans, there can be no guarantee that the failure of these third parties to modify their systems would not have a material adverse effect on the Company. Of all the external risks, the Company believes the most reasonably likely worst-case scenario would be a business disruption resulting from an extended and/or extensive communications failure.

    In an effort to mitigate any remaining risks associated with the Year 2000 problem, efforts to maintain and enhance our state of readiness will continue throughout the year 2000. Some of the follow-on activities include ensuring that existing operations remain Year 2000 ready, continuing vendor product analysis and evaluation, establishing the Year 2000 readiness of acquisitions, and reviewing or enhancing contingency plans. The Company will continue to maintain awareness and address the Year 2000 problem from both a leadership and operational perspective throughout this year.
    Despite the best efforts of the Company, the failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Any failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. While there remains some general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party vendors and customers, the Company does not believe at this time that the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The Project is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material third-party vendors and customers. The Company believes that the implementation of the Project and ongoing Year 2000 activities will reduce the possibility of significant interruptions to the Company's normal business operations.

SEASONALITY AND INFLATION
Although the Company cannot accurately determine the amounts attributable thereto, the Company has been affected by inflation through increased costs of compensation and other operating expenses. Generally, the effects of inflation are offset by technological advances, economies of scale and other operational efficiencies. The Company has established a pricing policy for long-term contracts which provides for the effects of expected increases resulting from inflation.
    The Company's operations have not proven to be significantly seasonal, although the Company's traditional direct marketing operations experience slightly higher revenues in the Company's second and third quarters. In order to minimize the impact of these fluctuations, the Company continues to move toward long-term strategic partnerships with more predictable revenues. Revenues under long-term contract (defined as three years or longer) were 62%, 53%, and 55%, of consolidated revenues for 2000, 1999, and 1998, respectively.

ACQUISITIONS
In 1998, the Company completed two acquisitions, which were effective
October 1, 1997. The acquisitions of MultiNational Concepts, Ltd. and Catalog Marketing Services, Inc., entities which were under common control, and Buckley Dement, L.P. and its affiliated company, KM Lists, Incorporated were both accounted for as purchases. In fiscal 1999, the Company acquired Normadress, SIGMA Marketing Group, Inc., May & Speh, Inc., and three business units from Deluxe Corporation. The May & Speh acquisition was accounted for as a pooling-of-interests and the other acquisitions were treated as purchases. In fiscal 2000, the Company acquired Horizon Systems, Inc., Computer Graphics of Arizona, Inc., Access Communication Systems, Inc., and Litton Enterprise Solutions. Computer Graphics was accounted for as a pooling-of-interests and the remaining acquisitions were accounted for as purchases. See footnote 2 to the consolidated financial statements for more information regarding these acquisitions. The Company has also made several smaller acquisitions which are not material either individually or in the aggregate. In 1999, these smaller acquisitions included Marketing Technology, in Spain, and Berry Consulting, in the U.K.

OTHER INFORMATION
In 1999 and 1998 the Company had one major customer who accounted for more than 10% of revenue. Allstate Insurance Company accounted for 10.9% and 12.6% of revenue in 1999 and 1998, respectively. Allstate is under a long-term contract which expires in 2004. In 2000 the Company had no customer who accounted for more than 10% of revenue.

    Acxiom, Ltd., the Company's United Kingdom business, provides services primarily to the United Kingdom market which are similar to the traditional direct marketing industry services the Company provides in the United States. In addition, Acxiom, Ltd. also provides promotional materials handling and response services to its U.K. customers. Most of the Company's exposure to exchange rate fluctuation is due to translation gains and losses as there are no material transactions which cause exchange rate impact. The U.K. operation generally funds its own operations and capital expenditures, although the Company occasionally advances funds from the U.S. to the U.K. These advances are considered to be long-term investments, and any gain or loss resulting from changes in exchange rates as well as gains or losses resulting from translating the financial statements into U.S. dollars are accumulated in a separate component of stockholders' equity. There are no restrictions on transfers of funds from the U.K.
    Efforts are continuing to expand the services of Acxiom to customers in Europe and the Pacific region. Management believes that the market for the Company's services in such locations is largely untapped. To date the Company has had no significant revenues or operations outside of the United States and the United Kingdom, although the Company has offices in Spain and France, and is involved in a joint venture in Australia. The Company's United Kingdom operations earned profits of $5.1 million in fiscal 2000, $1.9 million in fiscal 1999, and $1.5 million in fiscal 1998, and are expected to continue to show profits in the future.
    Effective August 22, 1997, the Company sold certain assets of its Pro CD subsidiary to a subsidiary of American Business Information, Inc., which is now known as infoUSA, Inc. This company acquired the retail and direct marketing operations of Pro CD, along with compiled telephone book data for aggregate cash proceeds of $18.0 million. In conjunction with the sale to infoUSA, the Company also recorded certain valuation and contingency reserves. Included in other income is the gain on disposal related to this transaction of $855,000.
    As discussed more fully in note 15 to the consolidated financial statements, the Company has sold a 51% interest in its Acxiom/Direct Media, Inc. business unit, and subsequent to March 31, 2000 sold part of its DataQuick business group. The Direct Media sale is a divestiture for legal and tax purposes, but not for accounting purposes under applicable accounting rules because the collection of the sales price is primarily dependent on the buyer's ability to repay the note through operations of the business. Accordingly, the result of operations of Direct Media will continue to be included in the Company's financial statements until such time as a sufficient portion of the note balance has been collected, at which time the Company will account for the transaction as a sale. The DataQuick sale will generate cash proceeds of $55 million during fiscal 2001, and the Company received a note receivable from the Direct Media sale in the amount of $22.5 million collectible over 7 years.

NEW ACCOUNTING PRONOUNCEMENTS
On December 3, 1999 the Securities and Exchange Commission staff issued
Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements and affects a broad range of industries. The accounting and disclosure requirements of SAB 101 will be effective for Acxiom in the first quarter of fiscal 2001. The Company is currently evaluating the effects of SAB 101 on its methods of recognizing revenue and has not yet quantified the impact, if any, the application of SAB 101 will have on the Company's results of operations or financial position.
    The Company is also assessing the reporting and disclosure requirements of Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting For Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities and will require the Company to recognize all derivatives on its balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The Company expects to adopt SFAS 133 in the first quarter of fiscal 2002 and does not anticipate that the adoption will have a material effect on the Company's results of operations or financial position.

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock
Compensation: An Interpretation of APB Opinion No. 25." Among other issues, Interpretation No. 44 clarifies the application of Accounting Principles Board Opinion No. 25 ("APB 25") regarding (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The provisions of Interpretation No. 44 affecting the Company are to be applied on a prospective basis effective July 1, 2000.

OUTLOOK
The Customer Relationship Management (CRM) market, according to industry consultant IDC, is expected to grow from $36.6 billion in 1999 to three times that size in 2003. Effective CRM efforts are putting new focus on the need to aggregate customer information across the enterprise at real-time speed. Acxiom's AbiliTec technology provides the customer data integration that can accurately and quickly aggregate all records about an individual. Customer data integration (or CDI) is the foundational data management process for every use of customer information. Without a reliable, up-to-the-second view of the customer's total relationship with the enterprise, even the best crafted customer-centric strategy can fail.
    The recently introduced AbiliTec technology is being well received in the marketplace as major companies are including AbiliTec in their strategic initiatives for enterprise-wide CRM solutions. In addition to AbiliTec licenses, we expect this to result in significant demand for a broad array of our products and services.
    Acxiom's core strategy is to:
     _Dominate the customer data integration space with AbiliTec.
     _Create additional value through database services, content and outsourcing services.
     _Partner with software providers, consultants, system integrators and others that can complete a company's CRM solution.
    Early signs of the successful introduction of the AbiliTec technology include the recent licensing by Lands' End, Conseco and Fortune 25 customer, Sears. Acxiom is also deploying the technology in much of the Company's internal data processing which is yielding significant savings in people and computer resources. Also, Acxiom has created multiple alliances to facilitate the adoption of AbiliTec technology in the United States and many other significant markets. The alliances are with numerous companies including Oracle, AZ Bertelsmann, Abacus, Dun and Bradstreet, E.piphany, Ogilvy One and USADATA.com.
    As a result of the events outlined above, we will significantly increase our investment in the technology in order to maximize this opportunity. As we go forward with this investment, earnings per share growth for the next 18 to 24 months may be impacted and could be in the 15-20% range as a result of these investments which include incremental spending in marketing and branding, global development, education, training and implementation. We expect the investment period to be approximately 2 to 2 1/2 years. As the more efficient AbiliTec-delivered products become a predominant part of our total revenue, we anticipate the results of our investment will produce margins well above current levels. Further, we also currently expect annual revenues to grow in excess of 25% during the investment period.
    Certain statements in this annual report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding the Company's financial position, results of operations, market position, product development, regulatory matters, growth opportunities and growth rates, acquisition and divestiture opportunities, and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Such forward-looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements include: statements concerning the Company's need for additional capital and the ability to raise additional capital; statements concerning the Company's ability to remediate date-sensitive IT systems and non-IT systems in conjunction with the arrival of the year 2000 and the impact of those efforts, and their success or failure, on the Company's future results of operations; statements concerning future earnings per share growth; statements concerning the length and future impact of the Company's investment in Acxiom Data Network and AbiliTec products on the Company's future revenue and margins; statements concerning the benefits of AbiliTec for our customers; statements concerning any competitive lead; statements concerning the impact of implementation of Acxiom Data Network and AbiliTec technology in CRM applications; statements concerning the momentum of CRM application and e-commerce initiatives; statements concerning the future growth and size of the CRM market; statements concerning AbiliTec becoming an industry standard; statements concerning efficiency gains related to the implementation of AbiliTec; and statements concerning potential growth of international markets. The following factors may cause actual results to differ materially from those in the forward-looking statements. With regard to all statements concerning
AbiliTec: the complexity and uncertainty regarding the development of new high technologies; the loss of market share through competition or the acceptance of these or other Company offerings on a less rapid basis than expected; changes in the length of sales cycles due to the nature of AbiliTec being an enterprise-wide solution; the introduction of competent, competitive products or technologies by other companies; changes in the consumer and/or business information industries and markets; the Company's ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the impact of changing legislative, regulatory and consumer environments in the geography that AbiliTec will be deployed. With regard to the statements that generally relate to the business of the
Company: all of the above factors; the possibility that economic or other conditions might lead to a reduction in demand for the Company's products and services; the continued ability to attract and retain qualified technical and leadership associates and the possible loss of associates to other organizations; the ability to properly motivate the sales force and other associates of the Company; the ability to achieve cost reductions; changes in the legislative, regulatory and consumer environments affecting the Company's business including but not limited to legislation, regulations and customs relating to the Company's ability to collect, manage, aggregate and use data; data suppliers might withdraw data from the Company, leading to the Company's inability to provide certain products and services; short-term contracts affect the predictability of the Company's revenues; the potential loss of data center capacity or interruption of telecommunication links; postal rate increases that could lead to reduced volumes of business; customers that may cancel or modify their agreements with the Company. With specific reference to all statements that relate to the providing of products or services outside the Company's primary base of operations in the United States: all of the above factors and the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations. Other factors are detailed from time to time in the Company's periodic reports and registration statements. Acxiom believes that it has the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast. The Company undertakes no obligation to publicly release any revision to any forward-looking statement to reflect any future events or circumstances.

CONSOLIDATED BALANCE SHEETS
Years ended March 31, 2000 and 1999

(Dollars in thousands)                        2000                  1999
------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents               $ 23,924              $ 12,604
  Trade accounts receivable, net
    of allowances of $5,352 in
    2000 and $5,619 in 1999 (note
    12)                                    198,818               184,799
  Refundable income taxes (note 9)               -                12,651
  Deferred income taxes (note 9)            18,432                30,643
  Other current assets (note 5)             98,872                61,302
------------------------------------------------------------------------------
    Total current assets                   340,046               301,999
Property and equipment, net of
  accumulated depreciation and
  amortization (notes 4 and 6)             249,676               226,381
Software, net of accumulated
  amortization of $27,829 in 2000
  and $17,941 in 1999 (note 3)              58,964                37,400
Excess of cost over fair value of
  net assets acquired, net of
  accumulated amortization of
  $17,860 in 2000 and $13,517 in
  1999 (note 2)                            145,082               122,483
Other assets (note 5)                      311,528               201,537
------------------------------------------------------------------------------
                                       $ 1,105,296             $ 889,800
------------------------------------------------------------------------------
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-
    term debt (note 6)                    $ 23,156              $ 23,355
  Trade accounts payable                    54,016                60,216
  Accrued expenses:
    Merger and integration costs
      (note 2)                              15,106                33,181
    Payroll                                 26,483                18,224
    Other                                   31,779                25,744
  Deferred revenue                          19,995                 7,195
  Income taxes                               9,473                     -
------------------------------------------------------------------------------
    Total current liabilities              180,008               167,915
Long-term debt, excluding current
  installments (note 6)                    289,234               325,223
Deferred income taxes (note 9)              48,324                38,889
Stockholders' equity (notes 2, 6
  and 8):
  Common stock                               8,831                 8,106
  Additional paid-in capital               325,729               186,011
  Retained earnings                        257,376               167,013
  Accumulated other comprehensive
    loss                                    (1,448)                 (324)
  Treasury stock, at cost                   (2,758)               (3,033)
------------------------------------------------------------------------------
    Total stockholders' equity             587,730               357,773
Commitments and contingencies
  (notes 7, 10 and 14)
------------------------------------------------------------------------------
                                       $ 1,105,296             $ 889,800
------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2000, 1999 and 1998

(Dollars in thousands, except
per share amounts)                        2000           1999           1998
------------------------------------------------------------------------------
Revenue (note 12)                    $ 964,460      $ 754,057      $ 592,329
Operating costs and expenses:
  Salaries and benefits                361,768        283,659        219,339
  Computer, communications and
    other equipment                    151,816        111,876         87,529
  Data costs                           113,083        111,395         93,382
  Other operating costs and
    expenses                           173,909        129,764        106,470
  Special charges (note 2)                   -        118,747          4,700
------------------------------------------------------------------------------
    Total operating costs and
      expenses                         800,576        755,441        511,420
------------------------------------------------------------------------------
    Income (loss) from
      operations                       163,884         (1,384)        80,909
------------------------------------------------------------------------------
Other income (expense):
  Interest expense                     (23,532)       (17,393)       (10,091)
  Other, net                             4,225          6,478          4,402
------------------------------------------------------------------------------
                                       (19,307)       (10,915)        (5,689)
------------------------------------------------------------------------------
Earnings (loss) before income
  taxes                                144,577        (12,299)        75,220
------------------------------------------------------------------------------
Income taxes (note 9)                   54,214          2,843         28,065
------------------------------------------------------------------------------
  Net earnings (loss)                 $ 90,363      $ (15,142)      $ 47,155
------------------------------------------------------------------------------
Earnings (loss) per share:
  Basic                                  $1.06          $(.19)          $.64
------------------------------------------------------------------------------
  Diluted                                $1.00          $(.19)          $.58
------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2000, 1999 and 1998

(Dollars in thousands)                    2000           1999           1998
------------------------------------------------------------------------------
Cash flows from operating
  activities:
  Net earnings (loss)                 $ 90,363      $ (15,142)      $ 47,155
  Adjustments to reconcile net
   earnings (loss) to net cash
   provided by operating
   activities:
    Depreciation and
      amortization                      86,529         64,097         49,808
    Loss (gain) on disposal or
      impairment of assets                 354             26           (960)
    Provision for returns and
      doubtful accounts                  2,313          2,373          3,105
    Deferred income taxes               21,646        (23,854)        12,143
    Tax benefit of stock options
      and warrants exercised            15,921         36,393          2,763
    ESOP compensation                        -          2,055          2,529
    Special charges                          -        118,747          4,700
  Changes in operating assets
    and liabilities:
    Accounts receivable                (25,081)       (61,286)       (29,670)
    Other assets                       (78,434)       (62,596)       (42,009)
    Accounts payable and other
      liabilities                        8,742         27,983         20,624
    Merger and integration costs       (17,795)       (28,385)        (4,700)
------------------------------------------------------------------------------
      Net cash provided by
        operating activities           104,558         60,411         65,488
------------------------------------------------------------------------------
Cash flows from investing
  activities:
  Proceeds from the disposition
    of assets                            4,148            733         15,340
  Proceeds from sale of
    marketable securities                    -         11,794         19,021
  Purchases of marketable
    securities                               -              -         (5,778)
  Capitalized software                 (37,317)       (18,544)       (21,411)
  Capital expenditures                (120,616)      (127,880)       (68,093)
  Proceeds from sale and
    leaseback transaction               34,763              -              -
  Investments in joint ventures         (5,774)       (10,400)        (6,072)
  Net cash paid in acquisitions
    (note 2)                           (32,960)       (45,983)       (19,841)
------------------------------------------------------------------------------
      Net cash used in investing
        activities                    (157,756)      (190,280)       (86,834)
------------------------------------------------------------------------------
Cash flows from financing
  activities:
  Proceeds from debt                   194,657         18,939        125,820
  Payments of debt                    (215,012)       (18,607)       (10,542)
  Sale of common stock                  84,970         24,566         12,171
------------------------------------------------------------------------------
      Net cash provided by
        financing activities            64,615         24,898        127,449
------------------------------------------------------------------------------
Effect of exchange rate changes
  on cash                                  (97)           (77)             2
------------------------------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents                  11,320       (105,048)       106,105
Cash and cash equivalents at
  beginning of year                     12,604        117,652         11,547
------------------------------------------------------------------------------
Cash and cash equivalents at end
  of year                             $ 23,924       $ 12,604      $ 117,652
------------------------------------------------------------------------------
Supplemental cash flow
  information:
  Cash paid (received) during
    the year for:
    Interest                          $ 25,902       $ 15,608        $ 9,350
    Income taxes                        (5,459)        (4,715)        13,360
  Noncash financing and
    investing activities:
    Issuance of warrants                 1,100          2,676              -
    Enterprise software licenses
      acquired under software
      obligation                         9,164         74,638         10,949
    Acquisition of property and
      equipment under capital
      lease                                  -              -         14,939
    Land acquired for common
      stock                              1,300              -              -
    Purchases of subsidiaries
      for stock                         10,346              -              -
    Convertible debt and accrued
      interest converted into
      common stock                      27,081              -              -
------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended March 31, 2000, 1999 and 1998

                                       Common stock               Additional
                              -------------------------------        paid-in
(Dollars in thousands)        Number of shares         Amount        capital
------------------------------------------------------------------------------
Balances at March 31, 1997          74,554,558        $ 7,455      $ 107,454
  May & Speh merger (note 2)            72,160              7            115
  Sale of common stock               1,235,971            124          9,158
  Tax benefit of stock options
    exercised (note 9)                       -              -          2,763
  Employee stock awards and
    shares issued to employee
    benefit plans, net of
    treasury shares repurchased         57,529              6          2,548
  ESOP compensation earned                   -              -              -
  Comprehensive income:
    Foreign currency translation             -              -              -
    Net earnings                             -              -              -
------------------------------------------------------------------------------
      Total comprehensive income
Balances at March 31, 1998          75,920,218          7,592        122,038
  Sale of common stock               4,000,000            400         11,850
  Tax benefit of stock options
    and warrants exercised (note
    9)                                       -              -         36,393
  Issuance of warrants (note 2)              -              -          2,676
  Employee stock awards and
    shares issued to employee
    benefit plans, net of
    treasury shares repurchased      1,144,198            114         13,054
  ESOP compensation earned                   -              -              -
  Comprehensive loss:
    Foreign currency translation             -              -              -
    Net loss                                 -              -              -
------------------------------------------------------------------------------
      Total comprehensive loss
Balances at March 31, 1999          81,064,416          8,106        186,011
  Sale of common stock               4,684,714            468         78,072
  Tax benefit of stock options
    and warrants exercised (note
    9)                                       -              -         15,921
  Issuance of warrants (note 2)              -              -          1,100
  Employee stock awards and
    shares issued to employee
    benefit plans, net of
    treasury shares repurchased         42,962              5          6,150
  Conversion of debt and accrued
    interest to stock                2,000,000            200         26,881
  Purchase of subsidiaries for
    stock (note 2)                     465,546             47         10,299
  Purchase of land for stock            54,450              5          1,295
  Comprehensive income:
    Foreign currency translation             -              -              -
    Unrealized depreciation on
      marketable securities                  -              -              -
    Net earnings                             -              -              -
------------------------------------------------------------------------------
      Total comprehensive income
Balances at March 31, 2000          88,312,088        $ 8,831      $ 325,729
------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

                      Accumulated
                         other                                          Total
 Compre-                compre-    Unearned     Treasury stock          stock-
 hensive                hensive      ESOP    --------------------      holders'
 income    Retaine      income      compen-  Number of                  equity
 (loss)    earnings     (loss)      sation    shares       Amount      (note 8)
--------------------------------------------------------------------------------
       -  $ 130,706     $ 278     $ (5,772) (1,096,330)  $ (2,515)    $ 237,606
       -      4,294         -        1,188           -          -         5,604
       -          -         -            -           -          -         9,282
       -          -         -            -           -          -         2,763

       -          -         -            -     259,410        334         2,888
       -          -         -        2,529           -          -         2,529

   $ 398          -       398            -           -          -           398
  47,155     47,155         -            -           -          -        47,155
--------------------------------------------------------------------------------
$ 47,553
--------
       -    182,155       676       (2,055)   (836,920)    (2,181)      308,225
       -          -         -            -           -          -        12,250

       -          -         -            -           -          -        36,393
       -          -         -            -           -          -         2,676

       -          -         -            -     104,649       (852)       12,316
       -          -         -        2,055           -          -         2,055

 $(1,000)         -    (1,000)           -           -          -        (1,000)
 (15,142)   (15,142)        -            -           -          -       (15,142)
--------------------------------------------------------------------------------
$(16,142)
--------
       -    167,013      (324)           -    (732,271)    (3,033)      357,773
       -          -         -            -           -          -        78,540
       -          -         -            -           -          -        15,921
       -          -         -            -           -          -         1,100

       -          -         -            -     257,883        275         6,430
       -          -         -            -           -          -        27,081
       -          -         -            -           -          -        10,346
       -          -         -            -           -          -         1,300

  $ (971)         -      (971)           -           -          -          (971)
    (153)         -      (153)           -           -          -          (153)
  90,363     90,363         -            -           -          -        90,363
--------------------------------------------------------------------------------
$ 89,239
--------
          $ 257,376  $ (1,448)           -    (474,388)  $ (2,758)    $ 587,730
          ----------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2000, 1999 and 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Description of Business
Acxiom Corporation ("Acxiom" or "the Company") provides customer data integration solutions using customer, consumer and business data, primarily for customer relationship management applications. Business segments of the Company provide list services, data warehousing, consulting, data content, fulfillment services, and outsourcing and facilities management services primarily in the United States (U.S.) and United Kingdom (U.K.).

(b) Basis of Presentation and Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20% to 50% owned entities are accounted for using the equity method and investments in less than 20% owned entities are accounted for at cost.

(c) Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(d) Marketable Securities
The Company has classified its marketable securities as available for sale. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

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

(f) Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements, 5-31.5 years; office furniture and equipment, 3-12 years; and data processing equipment, 2-10 years.
    Property held under capitalized lease arrangements is included in property and equipment, and the associated liabilities are included with long-term debt. Property and equipment taken out of service and held for sale is recorded at net realizable value and depreciation is ceased.

(g) Software and Research and Development Costs
Costs of internally developed and purchased software are amortized on a straight-line basis over the remaining estimated economic life of the product, or the amortization that would be recorded by using the ratio of gross revenues for a product to total current and anticipated future gross revenues for that product, whichever is greater. Research and development costs incurred prior to establishing technological feasibility of software products are charged to operations as incurred.

(h) Excess of Cost Over Fair Value of Net Assets Acquired
Goodwill, which represents the excess of acquisition costs over the fair values of net assets acquired in business combinations treated as purchase transactions, is being amortized on a straight-line basis over its estimated period of benefit of 15 to 40 years. The Company evaluates the recoverability of goodwill by determining whether the carrying amount is fully recoverable from the projected, undiscounted net cash flows of the related business unit. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(i) Revenue Recognition
Revenue from services, including consulting, list processing and data warehousing, and from information technology outsourcing services, including facilities management contracts, are recognized as services are performed. In the case of long-term outsourcing contracts, capital expenditures and other up-front costs incurred in connection with the contract are capitalized and amortized over the term of the contract whereby profit is recognized at a consistent rate of margin as services are performed under the contract. In certain outsourcing contracts, additional revenue is recognized based upon attaining certain annual margin improvements or cost savings over performance benchmarks as specified in the contracts. Such additional revenue is recognized when it is determinable that such benchmarks have been met.
    Revenue from sales and licensing of software and data are recognized when the software and data are delivered, the fee for such software and data is fixed or determinable, and collectibility of such fee is probable. Software and data file maintenance is recognized over the term of the agreements. In the case of multiple-element software and data arrangements, revenue is allocated to the respective elements based upon their relative fair values. Billed but unearned portions of revenue are deferred.

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

(k) Foreign Currency Translation
The balance sheets of the Company's foreign subsidiaries are translated at year-end rates of exchange, and the statements of earnings are translated at the weighted-average exchange rate for the period. Gains or losses resulting from translating foreign currency financial statements are included in accumulated other comprehensive income (loss) in the statement of stockholders' equity.

(l) Earnings Per Share
A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share is shown below (in thousands, except per share amounts):

-----------------------------------------------------------------------------
                                         2000         1999         1998
-----------------------------------------------------------------------------
Basic earnings per share:
  Numerator-net earnings (loss)      $ 90,363    $ (15,142)    $ 47,155
-----------------------------------------------------------------------------
  Denominator-weighted-average shares
    outstanding                        85,085       77,840       74,070
-----------------------------------------------------------------------------
  Earnings (loss) per share            $ 1.06       $ (.19)       $ .64
-----------------------------------------------------------------------------
Diluted earnings per share:
  Numerator:
    Net earnings (loss)              $ 90,363    $ (15,142)    $ 47,155
    Interest expense on convertible
      debt (net of tax effect)          3,773            -          465
-----------------------------------------------------------------------------
                                     $ 94,136    $ (15,142)    $ 47,620
-----------------------------------------------------------------------------
  Denominator:
    Weighted-average shares
      outstanding                      85,085       77,840       74,070
    Effect of common stock options      3,600            -        3,593
    Effect of common stock warrant         72            -        3,015
    Convertible debt                    5,783            -        2,102
-----------------------------------------------------------------------------
                                       94,540       77,840       82,780
-----------------------------------------------------------------------------
  Earnings (loss) per share            $ 1.00       $ (.19)       $ .58
-----------------------------------------------------------------------------

All potentially dilutive securities were excluded from the above calculations for the year ended March 31, 1999 because they were antidilutive. The equivalent share effects of common stock options and warrants and convertible debt which were excluded were 5,632 and 7,783, respectively. Interest expense on the convertible debt (net of income tax effect) excluded in computing diluted loss per share was $4,257.
    Options to purchase shares of common stock that were outstanding during 2000, 1999 and 1998 but were not included in the computation of diluted earnings (loss) per share because the option exercise price was greater than the average market price of the common shares are shown below (in thousands, except per share amounts):

-------------------------------------------------------------------------------
                                         2000             1999             1998
-------------------------------------------------------------------------------
Number of shares under option           3,213            1,491            2,176
Range of exercise prices      $ 17.93-$ 54.00  $ 24.24-$ 54.00  $ 15.94-$ 35.92
-------------------------------------------------------------------------------

(m) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(n) Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(o) Advertising Expense
The Company expenses advertising costs as incurred. Advertising expense was approximately $11.8 million, $11.2 million and $8.6 million for the years ended March 31, 2000, 1999 and 1998, respectively.

(2) ACQUISITIONS
Effective December 15, 1999, the Company acquired the net assets of Litton Enterprise Solutions ("LES") for cash of $17.3 million. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of LES are included in the consolidated results from the date of acquisition. The excess of the purchase price over the net assets acquired of $18.9 million is being amortized over 20 years. The pro forma effect of the acquisition is not material to the Company's consolidated results for the periods reported.
    Effective August 1, 1999, the Company acquired all of the issued and outstanding common stock of Access Communication Systems, Inc. ("Access") for 300,000 shares of the Company's common stock, valued at $6.3 million. The acquisition has been accounted for as a purchase and accordingly, the results of operations of Access are included in the consolidated results of operations from the date of acquisition. The excess of the purchase price over the net assets acquired of $8.6 million is being amortized over 20 years. The pro forma effect of the acquisition is not material to the Company's consolidated results for the periods presented.
    On May 28, 1999, the Company completed the acquisition of Computer Graphics of Arizona, Inc. ("Computer Graphics") and all of its affiliated companies in a stock-for-stock merger. The Company issued 1,871,334 shares of its common stock in exchange for all outstanding common stock of Computer Graphics. The acquisition was accounted for as a pooling-of-interests, and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Computer Graphics.
    Effective April 1, 1999, the Company acquired the assets of Horizon Systems, Inc. ("Horizon") for $16.5 million in cash and common stock and the assumption of certain liabilities of Horizon, and other cash and stock consideration based on the future performance of Horizon. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Horizon are included in the consolidated results of operations from the date of the acquisition. The excess of the purchase price over the net assets acquired of $14.1 million is being amortized over 20 years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods presented.
    Effective January 1, 1999, the Company acquired three database marketing units from Deluxe Corporation ("Deluxe"). The purchase price was $23.6 million, of which $18.0 million was paid in cash at closing and the remainder was paid in April 1999. Deluxe's results of operations are included in the Company's consolidated results of operations beginning January 1, 1999. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of $21.9 million is being amortized using the straight-line method over 15 years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods presented.
    On September 17, 1998, the Company issued 20,858,923 shares of its common stock in exchange for all outstanding capital stock of May & Speh, Inc. ("May & Speh"). Additionally, the Company assumed all of the outstanding options granted under May & Speh's stock option plans with the result that 4,289,202 shares of the Company's common stock became subject to issuance upon exercise of such options. This business combination has been accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of May & Speh.

    The results of operations previously reported by Acxiom, May & Speh and Computer Graphics and the combined amounts presented in the accompanying consolidated financial statements are summarized below (dollars in thousands):

----------------------------------------------------------------------------
                                                1999                 1998
------------------------------------------------------------------------------
Revenue:
  Acxiom                                   $ 729,984            $ 465,065
  May & Speh                                       -              103,955
  Computer Graphics                           24,073               23,309
------------------------------------------------------------------------------
Combined                                   $ 754,057            $ 592,329
------------------------------------------------------------------------------
Net earnings (loss):
  Acxiom                                   $ (16,430)            $ 35,597
  May & Speh                                       -               10,458
  Computer Graphics                            1,288                1,100
------------------------------------------------------------------------------
Combined                                   $ (15,142)            $ 47,155
------------------------------------------------------------------------------

Included in the statement of operations for the year ended March 31, 1999 are revenues of $66.6 million and net earnings of $9.3 million for May & Speh for the period from April 1, 1998 to September 17, 1998. Included in the statement of operations for the year ended March 31, 2000 are revenues of $5.3 million and net earnings of $1.1 million for Computer Graphics for the period from April 1, 1999 to May 28, 1999.
    Prior to the combination, May & Speh's fiscal year ended September 30. In recording the pooling-of-interests combination, May & Speh's consolidated financial statements as of and for the year ended March 31, 1998 were combined with Acxiom's consolidated financial statements for the same period.
    During the year ended March 31, 1999, the Company recorded special charges totaling $118.7 million related to merger and integration charges associated with the May & Speh merger and the write-down of other impaired assets. The charges consisted of approximately $10.7 million of transaction costs to be paid to investment bankers, accountants, and attorneys; $8.1 million in associate-related reserves, principally employment contract termination costs and severance costs; $48.5 million in contract termination costs; $11.5 million for the write-down of software; $29.3 million for the write-down of property and equipment; $7.8 million for the write-down of goodwill and other assets; and $2.8 million in other write-downs and accruals.
    The transaction costs are fees which were incurred as a direct result of the merger transaction. The associate-related reserves include 1) payments to be made under a previously existing employment agreement with one terminated May & Speh executive in the amount of $3.5 million, 2) payments to be made under previously existing employment agreements with seven May & Speh executives who are remaining with Acxiom, but are entitled to payments totaling $3.6 million due to the termination of their employment agreements, and 3) involuntary termination benefits aggregating $1.0 million to seven May & Speh and Company employees whose positions have been or will be eliminated. One of the seven positions, for which $0.7 million was accrued, was not related to the May & Speh merger, but related to a Company associate whose position was eliminated as a result of the closure of the Company's New Jersey business location. Two of the seven associates were ultimately terminated. The other five were transferred or changed job duties within the Company. The remaining amounts accrued for the five associates of approximately $0.3 million were used to pay other associate-related merger and integration costs.
    The contract termination costs were incurred to terminate duplicative software contracts. The amounts recorded represent cash payments which the Company has made or will make to the software vendors to terminate existing May & Speh agreements.
    For all other write-downs and costs, the Company performed an analysis as required under Statement of Financial Accounting Standards ("SFAS") No. 121 to determine whether and to what extent any assets were impaired as a result of the merger. The analysis included estimating expected future cash flows from each of the assets which were expected to be held and used by the Company. These expected cash flows were compared to the carrying amount of each asset to determine whether an impairment existed. If an impairment was indicated, the asset was written down to its fair value. Quoted market prices were used to estimate fair value when market prices were available. In cases where quoted prices were not available, the Company estimated fair value using internal valuation sources. In the case of assets to be disposed of, the Company compared the carrying value of the asset to its estimated fair value, and if an impairment was indicated, wrote the asset down to its estimated fair value.
    Approximately $110.1 million of the charge was for duplicative assets or costs directly attributable to the May & Speh merger. The remaining $8.6 million related to other impaired assets which were impaired during the year, primarily $5.7 million related to goodwill and shut-down costs associated with the closing of certain business locations in New Jersey, Malaysia, and the Netherlands. Special charges in 1998 relate to employee severance payments made to former May & Speh executives.
    The following table shows the balances which were initially accrued as of September 30, 1998, and the changes in those balances during the years ended March 31, 1999 and 2000 (dollars in thousands):


--------------------------------------------------------------------------------
            September 30,                     March 31,              March 31,
                1998     Additions  Payments    1999     Payments      2000
--------------------------------------------------------------------------------
Transaction
  costs       $ 9,163       $ -     $ 9,163      $ -        $ -         $ -
Associate-
  related
  reserves      6,783     1,375       3,804    4,354      3,302       1,052
Contract
  termination
  costs        40,500         -      13,500   27,000     13,500      13,500
Other
  accruals      3,745         -       1,918    1,827      1,273         554
--------------------------------------------------------------------------------
             $ 60,191   $ 1,375    $ 28,385 $ 33,181   $ 18,075    $ 15,106
--------------------------------------------------------------------------------


The remaining associate-related reserves will be substantially paid out during fiscal 2001. The remaining contract termination costs were paid in April 2000. The other accruals will be paid out over remaining periods ranging up to four years.
    Effective May 1, 1998, May & Speh acquired substantially all of the assets of SIGMA Marketing Group, Inc. ("Sigma"), a full-service database marketing company headquartered in Rochester, New York. Under the terms of the agreement, May & Speh paid $15 million at closing for substantially all of Sigma's assets, and will pay the former owners up to an additional $6 million, the substantial portion of which is contingent on certain operating objectives being met. Sigma's former owners were also issued warrants to acquire 276,800 shares of the Company's common stock at a price of $17.50 per share in connection with the transaction. Sigma's results of operations are included in the Company's consolidated results of operations beginning May 1, 1998. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of $23.2 million is being amortized using the straight-line method over 20 years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods reported.
    Effective April 1, 1998, the Company purchased the outstanding stock of Normadress, a French company located in Paris. Normadress provides database and direct marketing services to its customers. The purchase price was 20 million French Francs (approximately $3.4 million) in cash and other additional cash consideration of which approximately $900,000 is guaranteed and the remainder is based on the future performance of Normadress. Normadress' results of operations are included in the Company's consolidated results of operations beginning April 1, 1998. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of $5.7 million is being amortized using the straight-line method over 20 years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods reported.
    Effective October 1, 1997, the Company acquired 100% ownership of MultiNational Concepts, Ltd. ("MultiNational") and Catalog Marketing Services, Inc. (d/b/a Shop the World by Mail), entities under common control (collectively "STW"). Total consideration was $4.6 million (net of cash acquired) and other cash consideration based on the future performance of STW. MultiNational, headquartered in Hoboken, New Jersey, is an international mailing list and database maintenance provider for consumer catalogers interested in developing foreign markets. Shop the World by Mail, headquartered in Sarasota, Florida, provides cooperative customer acquisition programs, and also produces an international catalog of catalogs whereby end-customers in over 60 countries can order catalogs from around the world.
    Also effective October 1, 1997, the Company acquired Buckley Dement, L.P. and its affiliated company, KM Lists, Incorporated (collectively "Buckley Dement"). Buckley Dement, headquartered in Skokie, Illinois, provides list brokerage, list management, promotional mailing and fulfillment, and merchandise order processing to pharmaceutical, health care, and other commercial customers. Total consideration was $14.2 million (net of cash acquired) and other cash consideration based on the future performance of Buckley Dement.
    Both the Buckley Dement and STW acquisitions are accounted for as purchases and their operating results are included with the Company's results beginning October 1, 1997. The purchase price for the two acquisitions exceeded the fair value of net assets acquired by $12.6 million and $5.2 million for Buckley Dement and STW, respectively. The resulting excess of cost over net assets acquired is being amortized over 20 years. The pro forma effect of the acquisitions is not material to the Company's consolidated results of operations for the periods reported.

(3) SOFTWARE AND RESEARCH AND DEVELOPMENT COSTS
The Company recorded amortization expense related to internally developed computer software of $10.3 million, $8.3 million and $5.9 million in 2000, 1999 and 1998, respectively. Additionally, research and development costs of $34.8 million, $17.8 million and $13.7 million were charged to operations during 2000, 1999 and 1998, respectively.

(4) PROPERTY AND EQUIPMENT
Property and equipment is summarized as follows (dollars in thousands):

------------------------------------------------------------------------------
                                                 2000                1999
------------------------------------------------------------------------------
Land                                         $ 10,309             $ 8,224
Buildings and improvements                    107,888              92,417
Office furniture and equipment                 41,155              36,765
Data processing equipment                     222,590             204,435
------------------------------------------------------------------------------
                                              381,942             341,841
Less accumulated depreciation and
  amortization                                132,266             115,460
------------------------------------------------------------------------------
                                            $ 249,676           $ 226,381
------------------------------------------------------------------------------

(5) OTHER ASSETS
Other assets consists of the following (dollars in thousands):

------------------------------------------------------------------------------
                                                 2000                1999
------------------------------------------------------------------------------
Purchased software licenses                 $ 123,846           $ 103,500
Deferred contract costs                        63,173              28,400
Notes receivable from software and
  data licenses and sales of
  equipment, net of current portion            55,804              24,900
Assets transferred under contractual
  arrangement (note 15)                        34,291                   -
Investments in joint ventures and
  other companies                              22,890              16,853
Other                                          11,524              27,884
------------------------------------------------------------------------------
                                            $ 311,528           $ 201,537
------------------------------------------------------------------------------

The software licenses are amortized over their estimated useful lives of five to seven years. Certain of the notes receivable from software and data licenses and equipment sales have no stated interest rate and have been discounted using an imputed interest rate based on the customer, type of agreement, collateral and payment terms. The term of these notes is generally three years or less. This discount is being recognized into income using the interest method and is a component of other, net included in the statement of operations.
    Other current assets includes the current portion of the notes receivable from data license and equipment sales of $42.4 million and $24.6 million as of March 31, 2000 and 1999, respectively. Other current assets also includes prepaid expenses, nontrade receivables and other miscellaneous assets of $56.5 million and $36.7 million as of March 31, 2000 and 1999, respectively.

(6) LONG-TERM DEBT
    Long-term debt consists of the following (dollars in thousands):

------------------------------------------------------------------------------
                                                 2000                1999
------------------------------------------------------------------------------
5.25% Convertible subordinated notes
  due 2003                                  $ 115,000           $ 115,000
Software license liabilities payable
  over terms of from five to seven
  years; effective interest rates at
  approximately 6%                             67,545              76,748
Unsecured revolving credit agreement           61,500              55,384
6.92% Senior notes due March 30, 2007,
  payable in annual installments of
  $4,286 commencing March 30, 2001;
  interest is payable semiannually             30,000              30,000
3.12% Convertible note, interest and
  principal due April 30, 1999;
  convertible at maturity into two
  million shares of common stock                    -              25,000
Capital leases on land, buildings and
  equipment payable in monthly
  payments of $357 of principal and
  interest; remaining terms of from
  five to twenty years; interest rates
  at approximately 8%                          18,051              20,587
8.5% Unsecured term loan; quarterly
  principal payments of $200 plus
  interest with the balance due in
  2003                                          8,200               9,000
Other capital leases, debt and long-
  term liabilities                             12,094              16,859
------------------------------------------------------------------------------
  Total long-term debt                        312,390             348,578
Less current installments                      23,156              23,355
------------------------------------------------------------------------------
  Long-term debt, excluding current
    installments                            $ 289,234           $ 325,223
------------------------------------------------------------------------------

In March 1998, May & Speh completed an offering of $115 million 5.25% convertible subordinated notes due 2003. The notes are convertible at the option of the holder into shares of the Company's common stock at a conversion price of $19.89 per share. The notes also are redeemable, in whole or in part, at the option of the Company at any time on or after April 3, 2001. The total net proceeds to the Company were approximately $110.8 million after deducting underwriting discounts and commissions and offering expenses.
    In April 1999, the holder of the 3.12% convertible note exchanged the note for two million shares of the Company's common stock. Accordingly, the balance of the debt and related accrued interest of $2.1 million has been reclassified into equity.
    On December 29, 1999, the Company completed a new unsecured revolving credit agreement with a group of commercial banks and completely repaid the balance due under the prior revolving credit agreement. The new agreement expires December 29, 2002 unless extended in accordance with the terms of the agreement. The new agreement provides for revolving loans and letters of credit in amounts of up to $285 million and provides for interest at various market rates at the Company's option, including the prime rate, a LlBOR-based rate and a rate based on the federal funds rate. The agreement requires a commitment fee of 0.3% on the average unused portion of the loan commitment. The interest rate on the revolving credit facility was 7.5% as of March 31, 2000.
    In connection with the construction of the Company's new headquarters building and a new customer service facility in Little Rock, Arkansas, the Company has entered into 50/50 joint ventures with local real estate developers. In each case, the Company is guaranteeing portions of the loans for the buildings. The aggregate amount of the guarantees at March 31, 2000 was $4.5 million.
    Under the terms of certain of the above borrowings, the Company is required to maintain certain tangible net worth levels, debt-to-equity and debt service coverage ratios. The aggregate maturities of long-term debt for the five years ending March 31, 2005 are as follows: 2001, $23.2 million; 2002, $22.7 million; 2003, $88.2 million; 2004, $138.9 million; and 2005,
$16.5 million.

(7) LEASES
The Company leases data processing equipment, software, office furniture and equipment, land and office space under noncancellable operating leases. Future minimum lease payments under noncancellable operating leases for the five years ending March 31, 2005 are as follows: 2001, $54.7 million; 2002, $47.3 million; 2003, $48.6 million; 2004, $27.8 million; and 2005, $11.5 million.
    Total rental expense on operating leases was $17.0 million, $24.7 million and $15.2 million for the years ended March 31, 2000, 1999 and 1998, respectively.

(8) STOCKHOLDERS' EQUITY
The Company has authorized 200 million shares of $.10 par value common stock and 1.0 million shares of $1.00 par value preferred stock. The Board of Directors of the Company may designate the relative rights and preferences of the preferred stock when and if issued. Such rights and preferences could include liquidation preferences, redemption rights, voting rights and dividends and the shares could be issued in multiple series with different rights and preferences. The Company currently has no plans for the issuance of any shares of preferred stock.
    On July 28, 1999, the Company completed a secondary offering of 1.5 million shares of its common stock. In addition, four shareholders of the Company sold 4.0 million shares of common stock. In connection with the offering, the Company granted an over-allotment option to the underwriters to purchase up to an additional 800,000 shares. The underwriters exercised the option on August 17, 1999 for 500,000 shares, bringing the total shares sold by the Company to 2.0 million. The net proceeds to the Company, after deducting underwriting discounts and offering expenses, were approximately $51.3 million.
    On March 30, 1998, May & Speh completed a secondary offering of 325,000 shares of its common stock (260,000 shares as adjusted for the merger with Acxiom). Total net proceeds were approximately $3.5 million.
    In connection with its data center management agreement entered into in August 1992 with Trans Union LLC, the Company issued a warrant which entitled Trans Union to acquire up to 4.0 million additional shares of newly-issued common stock. The exercise price for the warrant stock was $3.06 per share through August 31, 1998 and increased $.25 per share in each of the two years subsequent to August 31, 1998. The warrant was exercised for 4.0 million shares on August 31, 1998. The Company recorded $68.0 million as additional sales discounts on its tax return for the difference in the fair value of the stock on the date the warrant was exercised and the fair value of the warrant on the date the warrant was issued (note 9).
    The Company has a Key Employee Stock Option Plan ("Plan") for which 15.2 million shares of the Company's common stock have been reserved for issuance to its U.S. employees. The Company has for its U.K. employees a U.K. Share Option Scheme ("Scheme") for which 1.6 million shares of the Company's common stock have been reserved. These plans provide that the option price, as determined by the Board of Directors, will be at least the fair market value at the time of the grant. The term of nonqualified options is also determined by the Board of Directors. Incentive options granted under the plans must be exercised within 10 years after the date of the option. At March 31, 2000, 677,653 shares and 52,409 shares are available for future grants under the Plan and the Scheme, respectively.
    May & Speh had options outstanding under two separate plans at March 31, 1998. Generally, such options vest and become exercisable in five equal annual increments beginning one year after the issue date and expire 10 years after the issue date except in the event of change in control of May & Speh all options become fully vested and exercisable. Pursuant to the merger, the Company assumed all of the currently outstanding options granted under the May & Speh plans with the result that shares of the Company's common stock became subject to issuance upon exercise of such options.
    Activity in stock options was as follows:

------------------------------------------------------------------------------
                                                    Weighted-         Number
                                     Number of  average price      of shares
                                        shares      per share    exercisable
------------------------------------------------------------------------------
Outstanding at March 31, 1997       10,176,065         $ 8.31      3,974,265
  May & Speh acquisition (note
    2)                                 217,440          16.89
  Granted                            2,143,176          14.88
  Exercised                           (977,511)          3.86
  Forfeited or cancelled              (157,190)         11.89
------------------------------------------------------------------------------
Outstanding at March 31, 1998       11,401,980           9.63      5,316,861
  Granted                            1,066,891          27.82
  Exercised                           (937,411)          6.95
  Forfeited or cancelled              (115,462)         12.96
------------------------------------------------------------------------------
Outstanding at March 31, 1999       11,415,998          12.19      7,913,294
  Granted                            3,981,376          25.45
  Exercised                         (2,510,323)          9.74
  Forfeited or cancelled              (474,422)         26.52
------------------------------------------------------------------------------
Outstanding at March 31, 2000       12,412,629        $ 16.36      6,726,860
------------------------------------------------------------------------------

The per share weighted-average fair value of stock options granted during fiscal 2000, 1999 and 1998 was $10.96, $13.43 and $9.91, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield of 0% for 2000, 1999 and 1998; risk-free interest rate of 5.60% in 2000, 5.44% in 1999, and 6.79% in 1998; expected option life of 6 years for 2000, and 10 years for 1999 and 1998; and expected volatility of 44.97% in 2000, 40.48% in 1999, and 38.69% in 1998.
    Following is a summary of stock options outstanding as of March 31, 2000:


-----------------------------------------------------------------------------
                  Options outstanding            Options exercisable
                 -----------------------   ----------------------------------
                              Weighted-
                               average     Weighted-                Weighted-
                              remaining     average                  average
Range of           Options   contractual   exercise     Options     exercise
exercise prices  outstanding    life       per share  exercisable   per share
-----------------------------------------------------------------------------
$ 1.38-$ 2.86     1,418,266   5.55 years    $ 2.34     1,381,690     $ 2.36
  3.13-  4.69     1,310,681   4.91 years      3.92     1,084,258       3.92
  5.38-  6.25     1,347,379   3.12 years      6.11     1,060,797       6.09
  7.43- 15.70     1,661,639   7.27 years     13.30     1,217,615      13.65
 15.75- 16.88       469,458   7.58 years     16.85       469,458      16.85
 16.89- 17.93     1,367,857  14.15 years     17.86        49,026      17.33
 17.96- 24.81     2,042,618   7.85 years     22.19       802,223      22.35
 24.84- 26.08     1,385,079  13.85 years     26.05       557,948      26.02
 26.25- 41.24     1,267,891  13.79 years     34.48        90,496      33.21
 42.47- 54.00       141,761  13.52 years     48.22        13,349      49.76
-----------------------------------------------------------------------------
                 12,412,629   8.71 years   $ 16.36     6,726,860    $ 11.22
-----------------------------------------------------------------------------


The Company applies the provisions of Accounting Principles Board Opinion
No. 25 and related interpretations in accounting for the stock-based compensation plans. Accordingly, no compensation cost has been recognized by the Company in the accompanying consolidated statements of operations for any of the fixed stock options granted. Had compensation cost for options granted been determined on the basis of the fair value of the awards at the date of grant, consistent with the methodology prescribed by SFAS No. 123, the Company's net earnings (loss) would have been reduced to the following pro forma amounts for the years ended March 31 (dollars in thousands, except per share amounts):

------------------------------------------------------------------------------
                                           2000          1999          1998
------------------------------------------------------------------------------
Net earnings (loss)   As reported      $ 90,363     $ (15,142)     $ 47,155
                        Pro forma        81,673       (32,302)       40,725
Basic earnings
  (loss) per share    As reported        $ 1.06        $ (.19)        $ .64
                        Pro forma           .96          (.41)          .55
Diluted earnings
  (loss) per share    As reported        $ 1.00        $ (.19)        $ .58
                        Pro forma           .90          (.41)          .50
------------------------------------------------------------------------------

Pro forma net earnings (loss) reflect only options granted after fiscal
1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of up to 9 years and compensation cost for options granted prior to April 1, 1995 is not considered.
    The Company maintains an employee stock purchase plan which provides for the purchase of shares of common stock at 85% of the market price. There were 218,139, 129,741 and 125,151 shares purchased under the plan during the years ended March 31, 2000, 1999 and 1998, respectively.
    In fiscal 2000, the Company entered into two equity forward purchase agreements with a commercial bank under which the Company will purchase 3.1 million and 0.2 million shares of its common stock at an average total cost of approximately $20.81 and $26.51 per share, respectively, for a total notional amount of $69.4 million. The cost of the equity forwards of $300,000 has been accounted for as a component of stockholders' equity. If the market value of the stock exceeds the price under the equity forward, the Company has the option of settling the contract by receiving cash or stock worth the excess of the market value over the price under the equity forward. If the market value of the stock is less than the price under the equity forward, the Company has the option of settling the contract by paying cash in the amount of the excess of the contract amount over the fair market value of the stock. The Company can also settle the contracts by paying the full notional amount and taking delivery of the stock. The shares remain issued and outstanding until the forward purchase contracts are settled. The Company has the option to settle the contracts at any time prior to March 31, 2002, when the contracts are required to be settled.

(9) INCOME TAXES
Total income tax expense (benefit) was allocated as follows (dollars in thousands):

------------------------------------------------------------------------------
                                         2000           1999           1998
------------------------------------------------------------------------------
Income from operations               $ 54,214        $ 2,843       $ 28,065
Stockholders' equity, for
  expenses for tax purposes in
  excess of amounts recognized
  for financial reporting
  purposes:
    Compensation                      (15,921)        (9,178)        (2,763)
    Sale discounts (note 8)                 -        (27,215)             -
------------------------------------------------------------------------------
                                     $ 38,293      $ (33,550)      $ 25,302
------------------------------------------------------------------------------

Income tax expense (benefit) attributable to earnings (loss) from operations consists of (dollars in thousands):

------------------------------------------------------------------------------
                                         2000           1999           1998
------------------------------------------------------------------------------
Current expense:
  Federal                            $ 29,392       $ 18,285       $ 12,889
  Foreign                               1,875          1,165          1,206
  State                                 1,301          7,247          1,827
------------------------------------------------------------------------------
                                       32,568         26,697         15,922
------------------------------------------------------------------------------
Deferred expense (benefit):
  Federal                              15,154        (14,780)         9,792
  Foreign                                (248)          (248)            23
  State                                 6,740         (8,826)         2,328
------------------------------------------------------------------------------
                                       21,646        (23,854)        12,143
------------------------------------------------------------------------------
    Total tax expense                $ 54,214        $ 2,843       $ 28,065
------------------------------------------------------------------------------

A reconciliation of income tax expense (benefit) computed using the U.S. federal statutory income tax rate of 35% of earnings (loss) before income taxes to the actual provision for income taxes follows:

------------------------------------------------------------------------------
                                         2000           1999           1998
------------------------------------------------------------------------------
Computed expected tax expense
  (benefit)                          $ 50,602       $ (4,305)      $ 26,327
Increase (reduction) in income
  taxes resulting from:
  Nondeductible merger and
    integration expenses                    -          7,836              -
  State income taxes, net of
    Federal income tax benefit          5,227         (1,026)         2,701
  Research and experimentation
    credits                              (757)          (265)          (715)
  Other                                  (858)           603           (248)
------------------------------------------------------------------------------
    Total tax expense                $ 54,214        $ 2,843       $ 28,065
------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31, 2000 and 1999 are presented below (dollars in thousands).

------------------------------------------------------------------------------
                                               2000                 1999
------------------------------------------------------------------------------
Deferred tax assets:
  Accrued expenses not currently
    deductible for tax purposes            $ 14,932             $ 20,633
  Investments, principally due
    to differences in basis for tax and
    financial reporting purposes                309                  328
  Net operating loss carryforwards            1,841                7,986
  Other                                       1,350                1,696
------------------------------------------------------------------------------
    Total deferred tax assets                18,432               30,643
------------------------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment, principally
    due to differences in depreciation      (22,276)             (12,887)
  Intangible assets, principally due
    to differences in amortization           (2,417)              (3,624)
  Capitalized software and other costs
    expensed as incurred for tax
    purposes                                (22,105)             (20,501)
  Installment sale gains for tax
    purposes                                 (1,526)              (1,877)
------------------------------------------------------------------------------
    Total deferred tax liabilities          (48,324)             (38,889)
------------------------------------------------------------------------------
    Net deferred tax liability            $ (29,892)            $ (8,246)
------------------------------------------------------------------------------

At March 31, 2000, the Company had available tax benefits associated with state tax operating loss carryforwards of $15.7 million which expire annually in varying amounts to 2014. The deferred tax effect of such carryforwards are included above.
    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the Company's history of profitability and taxable income and the reversal of taxable temporary differences, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

(10) RELATED PARTY TRANSACTIONS
The Company leases certain equipment from a business partially owned by an officer. Rent expense under these leases was approximately $876,000, $797,000 and $797,000 during the years ended March 31, 2000, 1999 and 1998, respectively. Under the terms of the lease in effect at March 31, 2000 the Company will make monthly lease payments of $75,000 through December 2001. The Company has agreed to pay the difference, if any, between the sales price of the equipment and 70 percent of the lessor's related loan balance (approximately $7.3 million at March 31, 2000) should the Company elect to exercise its early termination rights or not extend the lease beyond its initial five-year term and the lessor sells the equipment as a result thereof.

(11) RETIREMENT PLANS
The Company has a retirement savings plan which covers substantially all domestic employees. The Company also offers a supplemental nonqualified deferred compensation plan for certain management employees. The Company matches 50% of the employee's salary deferred contributions under both plans up to 6% annually and may contribute additional amounts to the plans from the Company's earnings at the discretion of the Board of Directors.
    Effective October 1, 1988, May & Speh established the May & Speh, Inc. Employee Stock Ownership Plan ("ESOP") for the benefit of substantially all of its employees. May & Speh borrowed $22,500,000 from a bank and loaned the proceeds to the ESOP for the purpose of providing the ESOP sufficient funds to purchase 9,887,340 shares of May & Speh's common stock at $2.28 per share. The terms of the ESOP agreement required May & Speh to make minimum contributions sufficient to meet the ESOP's debt service obligations. During the year ended March 31, 1999, the ESOP loan was paid in full and the ESOP was merged into the Company's retirement savings plan.
    Company contributions for the above plans amounted to approximately $4.0 million, $4.8 million and $4.3 million in 2000, 1999 and 1998, respectively.

(12) MAJOR CUSTOMERS
In 2000 the Company had no customer who accounted for more than 10% of revenue. Allstate Insurance Company accounted for revenue of $82.2 million (10.9%) and $74.7 million (12.6%) in 1999 and 1998, respectively.

(13) FOREIGN OPERATIONS
Foreign operations are conducted primarily in the United Kingdom. The
Company attributes revenue to each geographic region based on the location of the Company's operations. The following table shows financial information by geographic area for the years 2000, 1999 and 1998 (dollars in thousands):

------------------------------------------------------------------------------
                                United States        Foreign   Consolidated
------------------------------------------------------------------------------
2000:
  Revenue                           $ 908,261       $ 56,199      $ 964,460
  Long-lived assets                   606,059         14,109        620,168
------------------------------------------------------------------------------
1999:
  Revenue                           $ 712,907       $ 41,150      $ 754,057
  Long-lived assets                   454,631         10,687        465,318
------------------------------------------------------------------------------
1998:
  Revenue                           $ 557,683       $ 34,646      $ 592,329
  Long-lived assets                   305,219          7,860        313,079
------------------------------------------------------------------------------

(14) CONTINGENCIES
On September 20, 1999, the Company and certain of its directors and officers were sued by an individual shareholder in a purported class action filed in the United States District Court for the Eastern District of Arkansas. The action alleges that the defendants violated Section 11 of the Securities Act of 1933 in connection with the July 23, 1999 public offering of 5,421,000 shares of the common stock of the Company. In addition, the action seeks to assert liability against the Company Leader pursuant to Section 15 of the Securities Act of 1933. The action seeks to have a class certified of all purchasers of the stock sold in the public offering. Two additional suits were subsequently filed in the same venue against the same defendants and asserting the same allegations. The cases are in their infancy and no substantive filings have been made subsequent to the initial complaints. The Company believes the allegations are without merit and the defendants intend to vigorously contest the cases, and at the appropriate time, seek their dismissal.
    The Company is involved in various other claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of all of these matters will not have a material adverse effect on the Company's consolidated financial position or its expected future consolidated results of operations.

(15) DISPOSITIONS
Effective August 22, 1997, the Company sold certain assets of its Pro CD subsidiary to a wholly-owned subsidiary of American Business Information, Inc. ("ABI"). ABI is now known as infoUSA, Inc. ABI acquired the retail and direct marketing operations of Pro CD, along with compiled telephone book data for aggregate cash proceeds of $18.0 million, which included consideration for a compiled telephone book data license. In conjunction with the sale to ABI, the Company also recorded certain valuation and contingency reserves. Included in other income for the year ended March 31, 1998 is the gain on disposal related to this transaction of $855,000.
    Effective February 1, 2000, the Company sold certain assets and a 51% interest in a newly formed Limited Liability Company ("LLC") to certain management of its Acxiom/Direct Media, Inc. business unit ("DMI"). The LLC was formed by the contribution of net assets used in the DMI operations. As consideration, the Company received a 6% note in the approximate amount of $22.5 million payable over 7 years. The Company also retains a 49% interest in the LLC. The 51% owners have the right to purchase the remaining interest in the LLC. The sale is a divestiture for legal and tax purposes, but not for accounting purposes under applicable accounting rules because the collection of the sales price is primarily dependent on the buyer's ability to repay the note through operations of the business. Accordingly, the result of operations of the LLC will continue to be included in the Company's financial statements until such time as a sufficient portion of the note balance has been collected, at which time the Company will account for the transaction as a sale. The Company's 49% interest in the LLC and the note receivable are included in other assets.
    Effective April 25, 2000, the Company sold a part of its DataQuick business group, which is based in San Diego, California, for $55.5 million. The Company retained the real property data sourcing and compiling portion of DataQuick. Of the total sale price, $30 million was received as of the effective date and the remainder is payable on October 25, 2000. The gain on sale of these assets, which will be reported in the first quarter of fiscal 2001, will be in excess of $30 million.

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.
_ Cash and cash equivalents, trade receivables, short-term borrowings, and trade payables - The carrying amount approximates fair value because of the short maturity of these instruments.
_ Marketable securities - The carrying value of marketable securities is equal to fair value as determined by reference to quoted market prices.
_ Equity forward - The fair value of the equity forward contract as of March
  31, 2000 is $38.6 million, as determined by quoted market prices.

_ Long-term debt - The interest rate on the revolving credit agreement is adjusted for changes in market rates and therefore the carrying value of the credit agreement approximates fair value. The estimated fair value of other long-term debt was determined based upon the present value of the expected cash flows considering expected maturities and using interest rates currently available to the Company for long-term borrowings with similar terms. At March 31, 2000, the estimated fair value of long-term debt approximates its carrying value.

(17) SEGMENT INFORMATION
SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") requires reporting segment information consistent with the way management internally disaggregates an entity's operations to assess performance and to allocate resources. As required, the Company adopted the provisions of SFAS 131 in its fiscal 1999 consolidated financial statements and has presented its prior-year segment information to conform to SFAS 131's requirements.
    The Company's business segments consist of Services, Data Products, and Information Technology Management. The Services segment substantially consists of consulting, database and data warehousing and list processing services. The Data Products segment includes all of the Company's data content products. Information Technology Management includes information technology outsourcing and facilities management for data center management, network management, client server management and other complementary Information Technology services. The Company evaluates performance of the segments based on segment operating income, which excludes special charges. The Company accounts for sales of certain data products as revenue in both the Data Products segment and the Services segment which billed the customer. The duplicate revenues are eliminated in consolidation.
    The following tables present information by business segment (dollars in thousands):

------------------------------------------------------------------------------
                                         2000           1999           1998
------------------------------------------------------------------------------
Services                            $ 609,740      $ 453,119      $ 331,713
Data Products                         232,635        188,020        155,206
Information Technology Management     194,908        154,526        128,366
Intercompany eliminations             (72,823)       (41,608)       (22,956)
------------------------------------------------------------------------------
  Total revenue                     $ 964,460      $ 754,057      $ 592,329
------------------------------------------------------------------------------
Services                            $ 125,560       $ 91,731       $ 55,302
Data Products                          31,814         15,993         15,664
Information Technology Management      44,304         34,826         25,808
Intercompany eliminations             (36,584)       (20,689)       (11,942)
Corporate and other                    (1,210)      (123,245)        (3,923)
------------------------------------------------------------------------------
  Income (loss) from operations     $ 163,884       $ (1,384)      $ 80,909
------------------------------------------------------------------------------
Services                             $ 36,869       $ 24,360       $ 17,901
Data Products                          22,888         19,214         12,660
Information Technology Management      26,563         20,039         16,547
Corporate and other                       209            484          2,700
------------------------------------------------------------------------------
  Depreciation and amortization      $ 86,529       $ 64,097       $ 49,808
------------------------------------------------------------------------------
Services                            $ 494,110      $ 427,210      $ 228,115
Data Products                         202,243        167,111        130,704
Information Technology Management     372,923        238,164        172,834
Corporate and other                    36,020         57,315        149,981
------------------------------------------------------------------------------
  Total assets                    $ 1,105,296      $ 889,800      $ 681,634
------------------------------------------------------------------------------

(18) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
The table below sets forth selected financial information for each quarter of the last two years (dollars in thousands, except per share amounts):


----------------------------------------------------------------------------
                                     1st        2nd        3rd        4th
                                   Quarter    Quarter    Quarter    Quarter
----------------------------------------------------------------------------
2000:
  Revenue                        $ 211,506   $ 246,840  $ 244,303  $ 261,811
  Income from operations            30,246      39,883     46,389     47,366
  Net earnings                      15,749      21,300     26,478     26,836
  Basic earnings per share             .19         .25        .31        .31
  Diluted earnings per share           .18         .24        .29        .29
----------------------------------------------------------------------------
1999:
  Revenue                        $ 164,512   $ 180,030  $ 193,910  $ 215,605
  Income (loss) from operations     20,321     (82,707)    25,958     35,044
  Net earnings (loss)               11,737     (60,548)    14,038     19,631
  Basic earnings (loss) per share      .16        (.79)       .18        .25
  Diluted earnings (loss) per share    .14        (.79)       .16        .22
----------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS ACXIOM CORPORATION:

We have audited the accompanying consolidated balance sheets of Acxiom Corporation and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acxiom Corporation and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Dallas, Texas
May 2, 2000