Form 10-K, Exhibit 13
period 2001-03-31
ACXIOM CORP
filed 2001-06-27
CIK 733269

                                                  Exhibit 13

Selected Financial Data

Years Ended March 31,                                 2001          2000           1999            1998          1997
Earnings Statement Data:
  Revenue                                      $ 1,009,887       964,460        754,057         592,329       499,232

  Net earnings (loss) before cumulative
    effect of change in accounting principle      $ 43,867        90,363        (15,142)         47,155        38,944

  Cumulative effect of change in
    accounting principle                         $ (37,488)            -              -               -             -

  Net earnings (loss)                              $ 6,379        90,363        (15,142)         47,155        38,944

  Basic earnings (loss) per share:
    Before cumulative effect of change
      in accounting principle                        $ .50          1.06           (.19)            .64           .55

    Cumulative effect of change in
      accounting principle                          $ (.43)            -              -               -             -

    Net earnings (loss)                              $ .07          1.06           (.19)            .64           .55

  Diluted earnings (loss) per share:
    Before cumulative effect of change
      in accounting principle                        $ .47          1.00           (.19)            .58           .49

    Cumulative effect of change in
      accounting principle                          $ (.40)            -              -               -             -

    Net earnings (loss)                              $ .07          1.00           (.19)            .58           .49

Pro Forma Earnings Statement Data, assuming
  accounting change is applied retroactively:
  Revenue                                      $ 1,009,887       901,925        741,124         592,329       499,232

  Net earnings (loss)                             $ 43,867        60,038        (22,305)         47,155        38,944

  Basic earnings (loss) per share                    $ .50           .71           (.29)            .64           .55

  Diluted earnings (loss) per share                  $ .47           .67           (.29)            .58           .49

March 31,                                             2001          2000           1999            1998          1997
Balance Sheet Data:
  Current assets                                 $ 352,447       340,046        301,999         294,704       150,805

  Current liabilities                            $ 214,320       180,008        167,915          84,201        54,044

  Total assets                                 $ 1,232,725     1,105,296        889,800         681,634       419,788

  Long-term debt, excluding
    current installments                         $ 369,172       289,234        325,223         254,240       109,898

Stockholders' equity                             $ 616,448       587,730        357,773         308,225       237,606

(In thousands, except per share data. Per share data are restated to reflect a 2-for-1 stock split in fiscal
1997.)

                                                        8

The following table is submitted in lieu of the required graphs:

       YEAR                          1997          1998           1999           2000         2001

Pro Forma Revenue (1)                $499          $592           $741           $902        $1010
(In Millions of Dollars)

Net Earnings (1)(3)                 $38.9         $50.1          $59.6          $60.0        $70.4
(In Millions of Dollars)

Pro Forma Revenue                    $395          $500           $642           $796        $1010
Excluding Divestitures (1)(2)
(In Millions of Dollars)

Diluted Earnings Per Share (1)(3)   $0.49         $0.61          $0.70          $0.67        $0.75
(In Dollars)

Revenue Under                        $255          $315           $374           $539         $722
Long-Term Contract (1)
(In Millions of Dollars)

Earnings Before Interest,          $104.0        $139.8         $176.6         $206.9       $262.2
Taxes, Depreciation and
Amortization (1)(3)
(In Millions of Dollars)

(1) Years prior to 2001 restated on a pro forma basis assuming SAB 101 was applied retroactively
(2) Excludes divested operations
(3) Excluding nonrecurring items
                                                9

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

On May 28, 1999, the Company completed the acquisition of Computer Graphics of Arizona, Inc. ("Computer Graphics") and all of its affiliated companies. On
September 17, 1998, the Company completed the acquisition of May & Speh, Inc.
("May & Speh"). Both mergers have been accounted for as poolings-of-interests.
Accordingly, the consolidated financial statements have been restated as if the combining companies had been combined for all periods presented. See note
2 to the consolidated financial statements for a more detailed discussion of the merger transactions.
   Effective January 1, 2001, the Company changed its method of accounting for revenue recognition retroactive to April 1, 2000, in accordance with Staff
Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial
Statements." Previously, the Company had recognized revenue from the licensing of data when the data was delivered and from services and from information technology ("IT") outsourcing services as the services were performed, using the percentage-of-completion method. The cumulative effect of the change on years prior to fiscal 2001 resulted in a charge to earnings of $37.5 million, which is included in the Company's consolidated earnings for the year ended
March 31, 2001. The effect of the change on the year ended March 31, 2001 was to decrease earnings before the cumulative effect of the change in accounting principle by $18.2 million ($.20 per diluted share). The pro forma unaudited amounts presented in the accompanying consolidated statements of operations and discussed in this Management's Discussion and Analysis were calculated assuming the accounting change was made retroactively to prior periods. For the year ended March 31, 2001, the Company recognized approximately $29 million in revenue that was included in the cumulative effect adjustment as of
April 1, 2000.

RESULTS OF OPERATIONS
For the fiscal year ended March 31, 2001, the Company's revenue was $1.01 billion. This represents the first time the Company's revenue for a fiscal year has exceeded $1 billion and represents an increase of 5% over revenue of
$964.5 million in fiscal 2000. Adjusting the prior year revenue for the pro forma effects of SAB 101, and also excluding revenue in the prior year from operations which have since been divested, results in an increase in revenue of 27% for 2001, fueled by revenue from the sale of AbiliTec(TM) software licenses of $110 million. For the fiscal year ended March 31, 2000, consolidated revenue increased 28% from 1999. Excluding the impact of Direct
Media, Inc. ("DMI"), which was sold during fiscal 2000, revenue increased 31%
over 1999.
   The following table shows the Company's revenue by business segment for each of the years in the three-year period ended March 31, 2001 (dollars in millions):

                                                                 2001       2000
                                2001       2000       1999    to 2000    to 1999
--------------------------------------------------------------------------------
Services                     $ 732.6    $ 675.1    $ 524.1     +    9%    +  29%
Data and Software Products     228.7      168.5      117.8     +   36     +  43
IT Management                  223.4      194.9      154.5     +   15     +  26
Intercompany eliminations     (174.8)     (74.0)     (42.3)    +  136     +  75
--------------------------------------------------------------------------------
                           $ 1,009.9    $ 964.5    $ 754.1     +    5%    +  28%
--------------------------------------------------------------------------------

The Services segment, the Company's largest segment, provides data warehousing, list processing and consulting services to large corporations in a number of vertical industries. Revenue growth for this segment was 9% for fiscal 2001, but when the prior year is adjusted for SAB 101 and divestitures, the adjusted growth rate was 29%, following another 29% increase in 2000.
   The Data and Software Products segment provides data content and software primarily in support of their customers' direct marketing activities. One of the channels for the Data and Software Products segment is the customers of the Services and IT Management segments. For internal reporting purposes, these revenues are included in both segments and then adjusted within the intercompany elimination. As evidenced by the table above, Data and Software
Products revenues from the Services and IT Management segments' customers grew strongly in 2001 increasing 136% over the prior year after a 75% increase in
2000. Fiscal 2001 revenue for the Data and Software Products segment increased

36% after increasing 43% in 2000. Adjusting fiscal 2000 for SAB 101 and divestitures yields a growth rate for 2001 of 137%. The growth in 2001 was fueled by sales of AbiliTec software, while the growth in 2000 was primarily due to data and data license sales of the InfoBase(R) products. As a result of
SAB 101, revenue from data licenses will now be recognized on a straight-line basis over the terms of the agreements, rather than recognizing up-front revenue upon delivery. Software revenue was also recognized upon delivery during fiscal 2001, but the Company has subsequently modified its software contracts so that revenue from these products will also be recognized over the terms of the license agreements, beginning in fiscal 2002. See the "Outlook"
section of Management's Discussion and Analysis for more information.
   The IT Management segment reflects outsourcing services primarily in the areas of data center, client server and network management. This segment grew
15% in 2001 after increasing 26% in 2000. However, after adjusting 2000 for
SAB 101, the growth rate for 2001 was 21%. The IT Management segment lost a major customer late in fiscal 2001 due to the bankruptcy of Montgomery Ward
("Wards"), discussed below. Revenue from Wards in fiscal 2001 was approximately $20.1 million, and most of this revenue will not recur, since the contract was substantially terminated in April 2001.
   The following table presents operating expenses for each of the years in the three-year period ended March 31, 2001 (dollars in millions):

                                                                 2001      2000
                                 2001      2000       1999    to 2000   to 1999
-------------------------------------------------------------------------------
Salaries and benefits         $ 363.5   $ 361.8    $ 283.6    +    0%    +  28%
Computer, communications and
   other equipment              186.0     151.8      111.9    +   23     +  36
Data costs                      112.0     113.1      111.4    -    1     +   2
Other operating costs and
   expenses                     211.5     173.9      129.8    +   22     +  34
Gains, losses and nonrecurring
   items                         35.3         -      118.7        NA        NA
-------------------------------------------------------------------------------
                              $ 908.3   $ 800.6    $ 755.4    +   13%    +   6%
-------------------------------------------------------------------------------

Salaries and benefits increased less than 1% from 2000 to 2001 and by 28%
from 1999 to 2000. Excluding the effect on the prior year of divestitures, the increase for 2001 was 18%. The increases in both years are generally due to headcount and normal salary increases to support the Company's revenue growth.
   Computer, communications and other equipment costs increased 23% for 2001 and 36% for 2000. Excluding divestitures, the increase would have been 33% for
2001. The increases in both years reflect depreciation on capital expenditures and amortization of software costs made to accommodate business growth, in particular the outsourcing business in the IT Management segment.
   Data costs were about flat for the three years shown, due to changes in
Allstate Insurance Company ("Allstate") data revenue being offset by changes in other data costs. Allstate data revenues are normally the largest single driver of data costs.
   Other operating costs and expenses increased by 22% in 2001 after increasing 34% in 2000. Cost of sales in 2001 increased 15%, due to sales of hardware. Advertising expenses increased 66% in 2001, travel and entertainment increased 25% and consulting and outside services increased 35%. Facilities costs increased 45% in 2000, principally due to new buildings in Little Rock,
Arkansas, and Downers Grove, Illinois. Cost of sales, primarily related to sales of hardware, increased 80% in 2000. Other line items with significant increases in 2000 included office supplies, operating supplies, travel, amortization of goodwill, and consulting and outside services.
   During fiscal 2001, the Company recorded gains, losses and nonrecurring items totaling $35.3 million. Included in these charges were $34.6 million related to the bankruptcy of Wards. These charges consisted of approximately
$8.1 million for the write-down of property and equipment; $13.7 million of deferred contract costs; $5.3 million of pre-petition receivables; $3.5 million for the write-down of software; $2.3 million in ongoing contract costs; and $1.7 million of other accruals. See note 3 to the consolidated financial statements for more information regarding the Wards write-downs.
   Also included in the gains, losses and nonrecurring items for fiscal 2001 were a $39.7 million gain on the sale of the DataQuick operation in April, a
$3.2 million loss on the sale of the CIMS business unit, a $20.4 million write-down of the Company's remaining interest in the DMI operation, a $7.6 million write-down of campaign management software, a $6.3 million accrual to fund over-attainment incentives, and $2.9 million in additional write-offs.
See note 15 to the consolidated financial statements for more information regarding these write-offs.
   In fiscal 1999, the Company recorded special charges which totaled $118.7 million. These charges were merger and integration expenses associated with the May & Speh merger and the write-down of other impaired assets. The charges consisted of approximately $10.7 million of transaction costs; $8.1 million in associate-related reserves; $48.5 million in contract termination costs; $11.5 million for the write-down of software; $29.3 million for the write-down of property and equipment; $7.8 million for the write-down of goodwill and other assets; and $2.8 million in other accruals. See note 3 to the consolidated financial statements for further information about the special charges.
   Total spending on capitalized software and research and development expense was $58.9 million in 2001, compared to $63.7 million in 2000 and $36.3 million in 1999. Research and development expense was $22.3 million, $26.4 million and
$17.8 million for 2001, 2000 and 1999, respectively. The Company's operations for fiscal 2001 were heavily impacted by investment in the AbiliTec software.
The investment totaled approximately $79 million for the year, including $25 million of capitalized software development, with the remaining $54 million being expensed as advertising, training, sales and marketing, research and development, and the AbiliTec infrastructure.
   Excluding the effect of the gains, losses and nonrecurring items in both
2001 and 1999, income from operations was $137.0 million in 2001, compared to
$163.9 million in 2000 and $117.4 million in 1999. Operating income for 2001 grew 18% when compared to the prior year as adjusted for SAB 101. The operating margin for 2001, after implementation of SAB 101 but excluding gains, losses and nonrecurring items, was 14%. Operating margins for the segments were 23%, 31% and 12% for the Services, Data and Software Products,
and IT Management segments, respectively, for fiscal 2001.
   Interest expense increased by $3.0 million in 2001 after increasing $6.1 million in 2000. The increases are due primarily to increased average debt levels, including increases in the Company's revolving credit agreement and increases in enterprise software license liabilities.
   Other, net for fiscal 2001 includes write-downs on marketable and nonmarketable securities and investments of $12.7 million taken in the fourth quarter, net of realized gains. More information about these write-downs can be found in note 1 to the consolidated financial statements. These write-downs were partially offset by gains recorded in the first quarter on Ceres, Inc.
More information about this transaction can be found in note 15 to the consolidated financial statements. The remainder of the other, net category consists primarily of interest income on unbilled and notes receivable together with equity pickup on joint ventures. Other, net in 2000 and 1999 are primarily comprised of interest income.
   The Company's effective tax rate, excluding the gains, losses and nonrecurring items, was 38.5%, 37.5% and 37.3% for 2001, 2000 and 1999, respectively. In each year, the effective rate exceeded the U.S. statutory rate because of state income taxes, partially offset by research, experimentation and other tax credits. In 1999, the effect of the gains, losses and nonrecurring items increased the effective tax rate as certain of the special charges were not deductible for Federal or state tax purposes.
   As noted above, the Company implemented SAB 101 as of the beginning of fiscal 2001. The cumulative effect of this change in accounting principle, net of related income tax benefit, was $37.5 million.
   Net earnings before the cumulative effect of the accounting change were
$43.9 million for fiscal 2001. Excluding the gains, losses and nonrecurring items, the investment gains and losses referred to above, and other nonrecurring charges, net earnings would have been $70.4 million. Net earnings for fiscal 2000, adjusted for SAB 101, were $60.0 million. Excluding the effect of the special charges, and also adjusting for SAB 101, net earnings in
1999 would have been $59.6 million. Basic earnings per share, excluding the special charges and adjusting for SAB 101 in prior years, would have been
$.79, $.71 and $.77 in 2001, 2000 and 1999, respectively. Diluted earnings per share would have been $.75, $.67 and $.70, respectively.
   In April 2001, in response to the slowing economy, the Company initiated a series of expense reduction and control measures. The most significant of these was a mandatory 5% pay reduction for most U.S. associates, with the associates receiving stock options to offset the reduction. Associates were offered the chance to take additional pay reductions of up to an additional
15% in return for more options, and approximately 38% of associates volunteered for some amount of additional reduction. Share dilution as a result of these additional options is estimated to be 3.2%, which the Company believes will be more than offset by the cost savings and increased productivity of virtually every Acxiom associate having a financial stake in the future of the Company. The cost savings as a result of this program make the overall impact accretive to earnings per share in fiscal 2002. The Company has also put plans in place to reduce other expenses including advertising, capital expenditures, and travel and entertainment, together with other discretionary expenses. In total these initiatives are expected to reduce expenses by at least $70 million from the level previously planned for fiscal
2002.

CAPITAL RESOURCES AND LIQUIDITY
Working capital at March 31, 2001 totaled $138.1 million, compared to
$160.0 million a year previously. At March 31, 2001, the Company had available credit lines of $296.5 million of which $129.0 million was outstanding. The
Company's debt-to-capital ratio (capital defined as long-term debt plus stockholders' equity) was 37% at March 31, 2001, compared to 33% at March 31,
2000. Included in long-term debt at March 31, 2001 and 2000 is a convertible debt of $115 million, for which the conversion price is $19.89 per share. The market price of the Company's common stock has been in excess of this conversion price for most of the current fiscal year, although it has dropped below this price subsequent to March 31, 2001. If the price of the Company's common stock moves above the conversion price prior to the scheduled maturity of the convertible note, management expects this debt to be converted to equity. Assuming the convertible debt had been converted to equity, the
Company's debt-to-capital ratio would have been reduced to 26% at March 31,
2001. Total stockholders' equity increased 5% to $616.4 million at March 31,
2001. The components of this increase are detailed in the statements of stockholders' equity in the accompanying consolidated financial statements.
   Cash provided by operating activities was $48.1 million for 2001, compared to $104.6 million for 2000 and $60.4 million for 1999. Earnings before interest expense, taxes, depreciation and amortization ("EBITDA") of $262.2 million, excluding the impact of the gains, losses and nonrecurring items and also excluding other noncash write-offs which are reported elsewhere in the consolidated statements of operations, increased by 3% in 2001 after increasing by 35% in 2000. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. However, EBITDA is a relevant measure of the Company's operations and cash flows and is used internally as a surrogate measure of cash provided by operating activities. Adjusting 2000 for the pro forma effects of SAB 101 yields an increase in EBITDA for 2001 of 27%.
The resulting operating cash flow was reduced by $149.8 million in 2001,
$112.6 million in 2000 and $124.3 million in 1999 due to the net change in operating assets and liabilities. The change primarily reflects higher current and noncurrent receivables, partially offset by higher accounts payable and accrued liabilities resulting from the growth of the business. Days sales outstanding ("DSO") was 67 days at March 31, 2000 and was 70 days at March 31,
2001.
   Investing activities used $115.6 million in 2001, $157.8 million in 2000, and $190.3 million in 1999. Investing activities in 2001 included $111.5 million in capital expenditures, compared to $120.6 million in 2000 and $127.9 million in 1999. Capital expenditures are principally due to purchases of data center equipment to support the Company's outsourcing agreements, as well as the purchase of additional data center equipment in the Company's core data centers. In fiscal 2000, the Company occupied two new buildings in Little
Rock, Arkansas, and in fiscal 1999, the Company occupied a new building in
Downers Grove, Illinois. During fiscal 2000 and 2001, the Company entered into synthetic off-balance sheet lease arrangements with a financial institution for computer equipment, furniture and airplane financing, under which it has acquired equipment totaling $91.1 million during 2001 and $67.8 million during
2000. Of the total funded in 2000, $34.8 million was received in a sale and leaseback transaction of equipment that had previously been owned by the
Company. The remaining lease funding reduced capital expenditures. At March
31, 2001, the Company had obtained commitments for future additional synthetic lease funding totaling approximately $94.6 million.
   Investing activities during 2001 also included $36.6 million in software development costs, compared to $37.3 million in 2000 and $18.5 million in
1999. Capitalization in 2001, 2000 and 1999 included approximately $25.2 million, $19.2 million and $4.1 million, respectively, related to the Acxiom
Data Network and AbiliTec products. The remainder of the software capitalization includes software tools and databases developed for customers in all three segments of the business. Investing activities also reflect cash paid for acquisitions of $16.0 million in 2001, $33.0 million in 2000 and
$46.0 million in 1999. Dispositions of assets in 2001 included cash proceeds of $55.5 million from the sale of DataQuick. Notes 2 and 15 to the consolidated financial statements discuss the acquisitions and dispositions in more detail. Investing activities also reflect the investment of $20.5 million in 2001, $5.8 million in 2000 and $10.4 million in 1999 by the Company in joint ventures. Investments made in the current year include an additional advance of $5.4 million to the Company's joint venture in Australia, a $5.0 million investment in HealthCareProConnect, LLC, a joint venture with the
American Medical Association, a $6.0 million investment in USADATA.com, Inc., and an investment of $1.1 million in Landscape Co., Ltd., a Japanese data company. Investing activities in 2001 also include the sale of certain marketable securities that had been received in exchange for one of the
Company's previous investments. Investing activities for 1999 also included sales of marketable securities which had been owned by May & Speh prior to the merger.
   Financing activities in 2001 provided $58.0 million, primarily from increases in debt, along with sales of stock through the Company's stock option and employee stock purchase plans. Financing activities in 2001 also included payments under the Company's equity forward contracts and purchases of treasury stock in the open market. The equity forward contracts are discussed in further detail below. Financing activities in 2000 provided $64.6 million, including the sale of stock by the Company in a secondary offering which generated approximately $51.3 million in cash, along with sales of stock through the Company's stock option and employee stock purchase plans.
Financing activities in 1999 included sales of stock through the Company's stock option and employee stock purchase plans and the exercise of a warrant by TransUnion LLC ("TransUnion") for the purchase of 4 million shares. This warrant was issued to TransUnion in 1992 in conjunction with the data center management agreement between TransUnion and the Company.
   During fiscal 2001, the Company began construction on a customer service facility in Little Rock and is in the planning stage of another customer service and data center facility in Phoenix. The Little Rock building is expected to cost approximately $30.0 million to $35.0 million including interest during construction, with construction expected to last until October
2002. The Phoenix project is expected to cost approximately $25.0 million, including land and construction interest, with construction expected to last until September 2002. The City of Little Rock has issued revenue bonds for the
Little Rock project. The Company is financing both the Phoenix and Little Rock projects using an off-balance sheet synthetic lease arrangement. Upon completion, the combined impact of these two leasing arrangements will reduce operating cash flow by approximately $5.0 million per year over the term of the lease.
   While the Company does not have any other material contractual commitments for capital expenditures, additional investments in facilities and computer equipment continue to be necessary to support the growth of the business. In addition, new outsourcing or facilities management contracts frequently require substantial up-front capital expenditures in order to acquire or replace existing assets. In some cases, the Company also sells software and hardware to customers under extended payment terms or notes receivable collectible generally over three years. These arrangements also require up-
front expenditures of cash, which are repaid over the life of the agreement.
The Company also evaluates acquisitions from time to time which may require up-front payments of cash. Depending on the size of the acquisition, it may be necessary to raise additional capital. If additional capital becomes necessary, the Company would first use available borrowing capacity under its revolving credit agreement, followed by the issuance of other debt or equity securities.
   As of March 31, 2001, the Company has entered into three equity forward purchase agreements with a commercial bank under which the Company will purchase 3.1 million, 0.2 million and 0.5 million shares of its common stock at an average total cost of approximately $21.81, $27.51 and $24.37 per share, respectively, for a total notional amount of $83.8 million. In accordance with the terms of the forward contracts, the shares remain issued and outstanding until the forward purchase contracts are settled. The Company has the option to settle the contracts at any time prior to December 15, 2001, when the contracts are required to be settled. The agreements may be settled in cash, shares of common stock or in net shares of common stock. The Company has accounted for these forward contracts as permanent equity. The fair value of the equity forward contracts as of March 31, 2001 was a liability of $7.5 million, based on a stock price of $20.88. An increase or decrease in the stock price of $1.00 per share increases or decreases the market value by approximately $3.7 million.
   During April 2001, the Company paid, and has recorded as a component of stockholders' equity, approximately $20 million to reduce the strike price of the equity forward agreement for purchase of the 3.1 million shares from
$21.81 to $15.48 per share. As a result, the total notional amount under the equity forward agreements has been reduced to approximately $64 million and the required settlement date was changed to December 15, 2001.
   The Emerging Issues Task Force ("EITF") of the Financial Accounting
Standards Board reached a consensus in EITF 00-7 that requires equity forward contracts entered into after March 15, 2000 to be recorded as assets and liabilities, with adjustments to the market value of the common stock to be recorded on the income statement, in situations in which the counter party can force the contracts to be settled in cash. The effective date of the new consensus was delayed until December 31, 2000 to allow such contracts to be amended. The EITF reached conclusions in EITF 00-19 that also require asset and liability treatment in certain circumstances, including when an agency agreement is in place. In order to qualify for permanent equity treatment, the forward contract must permit settlement in unregistered shares, contain an explicit cap on the number of shares to be delivered under a net share settlement, must not require the posting of collateral and must not provide the commercial bank with any right that would rank higher than those of a common shareholder. Additionally, the forwards must not require cash "true-
ups" under the net-share method and must not contain any economic penalties that would compel the Company to net cash settle. The Company amended the forward agreements in October 2000 to comply with the permanent equity provisions of EITF 00-7 and EITF 00-19.

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
Revenues under long-term contract (defined as three years or longer) were 70%,
62% and 53% of consolidated revenues for 2001, 2000 and 1999, respectively.
   Effective April 1, 2001, the Company has made certain modifications to its standard software sales agreements entered into on a prospective basis such that vendor-specific objective evidence is not available in many of its software sale transactions. Accordingly, the Company now recognizes revenue from the sale of software on a straight-line basis over the term of the agreement. See the "Outlook" section for the Company's estimates of revenue on this basis for next year.

ACQUISITIONS
In fiscal 1999, the Company acquired Normadress, SIGMA Marketing Group,
Inc., May & Speh and three business units from Deluxe Corporation. The May &
Speh acquisition was accounted for as a pooling-of-interests and the other acquisitions were treated as purchases. In fiscal 2000, the Company acquired
Horizon Systems, Inc., Computer Graphics, Access Communication Systems, Inc.
and Litton Enterprise Solutions. Computer Graphics was accounted for as a pooling-of-interests and the remaining acquisitions were accounted for as purchases. In fiscal 2001, the Company acquired MCRB Service Bureau, Inc. and
Data Dimension Information Services, Inc. See footnote 2 to the consolidated financial statements for more information regarding these acquisitions.

OTHER INFORMATION
In 1999, the Company had one major customer who accounted for more than 10%
of revenue. Allstate accounted for 10.9% of revenue in 1999. Allstate is under a long-term contract which expires in 2004. In 2000 and 2001, the Company had no customers who accounted for more than 10% of revenue.
   Acxiom, Ltd., the Company's United Kingdom ("U.K.") business, provides services primarily to the U.K. market which are similar to the traditional direct marketing industry services the Company provides in the United States
("U.S."). In addition, Acxiom, Ltd. also provides promotional materials handling and response services to its U.K. customers. Most of the Company's exposure to exchange rate fluctuation is due to translation gains and losses as there are no material transactions which cause exchange rate impact. The
U.K. operation generally funds its own operations and capital expenditures, although the Company occasionally advances funds from the U.S. to the U.K.
These advances are considered to be long-term investments, and any gain or loss resulting from changes in exchange rates as well as gains or losses resulting from translating the financial statements into U.S. dollars are included in accumulated other comprehensive income (loss). There are no restrictions on transfers of funds from the U.K.
   Efforts are continuing to expand the services of Acxiom to customers in
Europe and the Pacific region. Management believes that the market for the
Company's services in such locations is largely untapped. To date the Company has had no significant revenues or operations outside of the U.S. and the
U.K., although the Company has offices in Spain, France and Japan, and is involved in a joint venture in Australia. The Company's U.K. operations had a net loss of $0.5 million in fiscal 2001, compared to profits of $5.1 million in fiscal 2000 and $1.9 million in fiscal 1999. The fiscal 2001 loss principally resulted from investments to build the European AbiliTec software product.
   As discussed more fully in note 15 to the consolidated financial statements, the Company has sold its Acxiom/DMI business unit and part of its
DataQuick business group. The DMI sale was originally considered a divestiture for legal and tax purposes, but not for accounting purposes under applicable accounting rules because the collection of the sales price is primarily dependent on the buyer's ability to repay the note through operations of the business. Accordingly, the results of operations of DMI were required to be included in the Company's consolidated financial statements until such time as a sufficient portion of the note balance was collected, at which time the
Company could account for the transaction as a sale. During 2001, a sufficient portion of the note balance was collected, and this transaction has now been accounted for as a sale. The remaining note receivable balance from DMI totaled $17.6 million at March 31, 2001.

NEW ACCOUNTING PRONOUNCEMENTS
The Company is assessing the reporting and disclosures requirements of
Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting
For Derivative Instruments and Hedging Activities," as amended by Statement of
Financial Accounting Standards Nos. 137 and 138. These statements establish accounting and reporting standards for derivative instruments and hedging activities and will require the Company to recognize all derivatives on its balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The Company expects to adopt SFAS 133 in the first quarter of fiscal 2002 and does not anticipate that the adoption will have a material effect on the Company's results of operations or financial position.
   In March 2000, the Financial Accounting Standards Board issued
Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions
Involving Stock Compensation: An Interpretation of APB Opinion No. 25." Among
other issues, FIN 44 clarifies the application of Accounting Principles Board
Opinion No. 25 ("APB 25") regarding (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. The provisions of FIN 44 affecting the Company have been applied on a prospective basis effective July 1, 2000.
   In September 2000, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 140 ("SFAS 140"), "Accounting
for Transfers and Servicing of Financial Assets and Extinguishments of
Liabilities" which replaces SFAS No. 125. This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125 and requires certain additional disclosures. For transfers and servicing of financial assets and extinguishments of liabilities, this standard will be effective for the
Company's June 30, 2001 financial statements. However, for disclosures regarding securitizations and collateral, as well as the accounting for recognition and reclassification of collateral, this standard is currently effective. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.
   The Financial Accounting Standards Board has issued an exposure draft, and is expected to issue a final standard in June 2001, on business combinations.
The standard, although not yet complete, is expected to prohibit pooling-of-
interests accounting for business combinations initiated after June 30, 2001.
The final standard is also expected to require that goodwill and other intangible assets with indefinite lives will no longer be systematically amortized, but rather evaluated periodically for impairment. Amortization of existing goodwill would cease. A company with a March 31 year-end may be able to cease amortizing goodwill as of April 1, 2001, if it commits to completing an initial review of existing goodwill and recording any impairments by March
31, 2002 and it has not released any earnings for any interim periods subsequent to March 31, 2001. The final standard has not been released and may change prior to its release. Once the standard is released in its final form, the Company will evaluate whether it can discontinue the amortization of goodwill, based on the final standard.

OUTLOOK
The opportunities for AbiliTec software continue to grow as companies implement their customer relationship management ("CRM") strategies. These CRM efforts are putting focus on the need to aggregate customer information across an enterprise, with the ability to do so in real time. Acxiom's AbiliTec software provides the Customer Data Integration ("CDI") that can accurately and quickly aggregate all records about an individual or a business. CDI is the foundational data management process for every use of CRM.
   The financial projections stated today are based on current expectations.
It is anticipated that the current economic situation may improve slightly through the fiscal year, and our guidance is structured accordingly. These projections are forward-looking and actual results may differ materially.
These projections do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed after March 31, 2001.
   The Company expects that revenue for fiscal 2002 will exceed $1 billion.
This expectation reflects the implementation of SAB 101 and a subscription model for software revenue recognition beginning April 1, 2001. Fiscal 2002 projected revenue represents approximately a 10% increase over the fiscal 2001 revenue prepared on a pro forma basis as if the subscription model had been followed for software revenue in 2001. The Company expects that fiscal 2002 earnings per share will be approximately $.60.

   With straight-line revenue recognition we expect software revenue to start low and grow as new contracts are added. The Company expects software revenue for fiscal 2002 in the range of $20 million to $25 million.
   For the first quarter ended June 30, 2001, the Company expects revenue in the range of $220 million to $230 million and earnings per share of $.04 to
$.06. Historically, the first quarter is the lowest revenue and earnings quarter of the year.
   For fiscal 2003, the Company expects that revenue will grow approximately
20% above the fiscal 2002 guidance and that earnings per share will grow 25%
to 35%.
   The Company currently expects that the effective tax rate for fiscal 2002 will be 38.5%.
   With respect to cash flow related items for fiscal 2002, the Company expects that depreciation and amortization will be approximately $120 million, capital expenditures will be $100 million to $110 million and software development will be $25 million to $30 million. The net result is expected to produce positive operating cash flow for fiscal 2002 in excess of $150 million.
   Certain statements in this filing may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding the
Company's financial position, results of operations, market position, product development, regulatory matters, growth opportunities and growth rates, acquisition and divestiture opportunities, and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends,"
"plans," "believes," "seeks," "estimates" and "should," and variations of these words and similar expressions, are intended to identify these forward-
looking statements. Such forward-looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements include: statements concerning the Company's need for additional capital and the ability to raise additional capital; statements that the indicated revenue, earnings per share, cash flow, tax rate, depreciation, amortization, capital expenditures, software development and the indicated growth rates for future periods will be within the indicated amounts and ranges; statements concerning the length and future impact of the
Company's investment in AbiliTec on the Company's future revenue and margins;
statements concerning the benefits of AbiliTec and our other products and services for our customers; statements concerning any competitive advantage;
statements concerning the impact of implementation of AbiliTec in CRM applications; statements concerning the momentum of CRM applications;
statements concerning the future growth and size of the CRM market; statements concerning AbiliTec becoming an industry standard; statements concerning efficiency gains related to the implementation of AbiliTec; statements concerning potential growth of international markets; statements concerning future economic and business conditions; statements that the Company will be able to achieve the anticipated cost savings and will be able to effectively continue its expense reduction efforts within the indicated ranges. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements. With regard to all statements regarding AbiliTec: the complexity and uncertainty regarding the development of new software and high technologies; the difficulties associated with developing new AbiliTec products and AbiliTec Enabled Services; the loss of market share through competition or the acceptance of these or other
Company offerings on a less rapid basis than expected; changes in the length of sales cycles; the introduction of competent, competitive products or technologies by other companies; changes in the consumer and/or business information industries and markets; the Company's ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the impact of changing legislative, accounting, regulatory and consumer environments in the geographies in which AbiliTec will be deployed. With regard to the statements that generally relate to the business of the Company: all of the above factors; the fact that the future financial numbers listed herein are estimates and ranges that are based on the
Company's understanding of current facts and circumstances; the possibility that certain contracts may not be closed; the possibility that economic or other conditions might lead to a reduction in demand for the Company's products and services; the possibility that the current economic slowdown may worsen and/or persist for an unpredictable period of time; the possibility that significant customers may experience extreme, severe economic difficulty;
the future impact of the discussed accounting standards and interpretations;
the continued ability to attract and retain qualified technical and leadership associates and the possible loss of associates to other organizations; the ability to properly motivate the sales force and other associates of the
Company; the ability to achieve cost reductions and avoid unanticipated costs;
changes in the legislative, accounting, regulatory and consumer environments affecting the Company's business including but not limited to litigation, legislation, regulations and customs relating to the Company's ability to collect, manage, aggregate and use data; data suppliers might withdraw data from the Company, leading to the Company's inability to provide certain products and services; short-term contracts affect the predictability of the
Company's revenues; the potential loss of data center capacity or interruption of telecommunication links; postal rate increases that could lead to reduced volumes of business; customers that may cancel or modify their agreements with the Company; the successful integration of any acquired businesses and other competitive factors. With respect to the providing of products or services outside the Company's primary base of operations in the U.S.: all of the above factors and the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations. Other factors are detailed from time to time in the Company's other periodic reports and registration statements filed with the United States Securities and
Exchange Commission. Acxiom believes that it has the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast. Acxiom undertakes no obligation to update the information contained in this Management's Discussion and Analysis or any other forward-looking statement.

                         CONSOLIDATED BALANCE SHEETS
                     Years ended March 31, 2001 and 2000

(Dollars in thousands)                          2001                2000
------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                $ 14,176            $ 23,924
   Trade accounts receivable, net
      (note 19)                              196,107             198,818
   Deferred income taxes (note 9)             36,211              18,432
   Other current assets                      105,953              98,872
------------------------------------------------------------------------------
      Total current assets                   352,447             340,046
Property and equipment, net of
   accumulated depreciation and
   amortization (note 5)                     245,340             249,676
Software, net of accumulated
   amortization of $37,988 in 2001 and
   $27,829 in 2000 (note 4)                   63,906              58,964
Excess of cost over fair value of net
   assets acquired, net of accumulated
   amortization of $28,995 in 2001 and
   $17,860 in 2000 (note 2)                  172,741             145,082
Purchased software licenses, net of
   accumulated amortization of $65,662
   in 2001 and $30,735 in 2000 (note
   4)                                        168,673             123,846
Unbilled and notes receivable,
   excluding current portions                 71,735              55,804
Deferred costs                               108,928              63,173
Other assets, net                             48,955              68,705
------------------------------------------------------------------------------
                                         $ 1,232,725         $ 1,105,296
------------------------------------------------------------------------------

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
   Current installments of long-term
      debt (note 6)                         $ 31,031            $ 23,156
   Trade accounts payable                     68,882              54,016
   Accrued expenses:
      Merger, integration and
         impairment costs (note 3)             3,215              15,106
      Payroll                                 18,467              26,483
      Other                                   49,767              31,779
   Deferred revenue                           31,273              19,995
   Income taxes                               11,685               9,473
------------------------------------------------------------------------------
      Total current liabilities              214,320             180,008
Long-term debt, excluding current
   installments (note 6)                     369,172             289,234
Deferred income taxes (note 9)                32,785              48,324
Stockholders' equity (notes 2, 6, 8
   and 17):
   Common stock                                9,055               8,831
   Additional paid-in capital                351,921             325,729
   Retained earnings                         263,755             257,376
   Accumulated other comprehensive
      loss                                    (5,996)             (1,448)
   Treasury stock, at cost                    (2,287)             (2,758)
------------------------------------------------------------------------------
      Total stockholders' equity             616,448             587,730
Commitments and contingencies (notes
   6, 7, 8, 10 and 14)
------------------------------------------------------------------------------
                                         $ 1,232,725         $ 1,105,296
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended March 31, 2001, 2000 and 1999

(Dollars in thousands, except per
share amounts)                            2001           2000          1999
------------------------------------------------------------------------------
Revenue (notes 1, 2 and 12)        $ 1,009,887      $ 964,460     $ 754,057
Operating costs and expenses
   (notes 7 and 10):
   Salaries and benefits               363,463        361,768       283,659
   Computer, communications and
      other equipment                  185,950        151,816       111,876
   Data costs                          112,019        113,083       111,395
   Other operating costs and
      expenses                         211,500        173,909       129,764
   Gains, losses and nonrecurring
      items, net (notes 3, 14 and
      15)                               35,330              -       118,747
------------------------------------------------------------------------------
      Total operating costs and
         expenses                      908,262        800,576       755,441
------------------------------------------------------------------------------
      Income (loss) from
         operations                    101,625        163,884        (1,384)
------------------------------------------------------------------------------
Other income (expense):
   Interest expense                    (26,513)       (23,532)      (17,393)
   Other, net (note 15)                 (3,780)         4,225         6,478
------------------------------------------------------------------------------
                                       (30,293)       (19,307)      (10,915)
------------------------------------------------------------------------------
Earnings (loss) before income
   taxes and cumulative effect of
   change in accounting principle       71,332        144,577       (12,299)
------------------------------------------------------------------------------
Income taxes (note 9)                   27,465         54,214         2,843
------------------------------------------------------------------------------
Earnings (loss) before cumulative
   effect of change in accounting
   principle                            43,867         90,363       (15,142)
Cumulative effect of change in
   accounting principle, net of
   income tax benefit of $21,548        37,488              -             -
------------------------------------------------------------------------------
      Net earnings (loss)              $ 6,379       $ 90,363     $ (15,142)
------------------------------------------------------------------------------
Basic earnings (loss) per share:
   Earnings (loss) before
      cumulative effect of change
      in accounting principle             $.50          $1.06         $(.19)
   Cumulative effect of change in
      accounting principle                (.43)             -             -
------------------------------------------------------------------------------
      Net earnings (loss)                 $.07          $1.06         $(.19)
------------------------------------------------------------------------------
Diluted earnings (loss) per share:
   Earnings (loss) before
      cumulative effect of change
      in accounting principle             $.47          $1.00         $(.19)
   Cumulative effect of change in
      accounting principle                (.40)             -             -
------------------------------------------------------------------------------
      Net earnings (loss)                 $.07          $1.00         $(.19)
------------------------------------------------------------------------------
Unaudited pro forma amounts
   assuming the cumulative effect
   of change in accounting
   principle is applied
   retroactively:
      Net earnings (loss)                            $ 60,038     $ (22,305)
------------------------------------------------------------------------------
      Basic earnings (loss) per
         share                                          $ .71        $ (.29)
------------------------------------------------------------------------------
      Diluted earnings (loss) per
         share                                          $ .67        $ (.29)
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended March 31, 2001, 2000 and 1999

(Dollars in thousands)                    2001           2000          1999
------------------------------------------------------------------------------
Cash flows from operating
   activities:
   Net earnings (loss)                 $ 6,379       $ 90,363     $ (15,142)
   Adjustments to reconcile net
   earnings (loss) to net cash
   provided by operating
   activities:
      Depreciation and
         amortization                  120,793         86,529        64,097
      Gains and losses on disposal
         or impairment of assets,
         net                            33,437            354       118,773
      Provision for returns and
         doubtful accounts               3,563          2,313         2,373
      Deferred income taxes            (11,770)        21,646       (23,854)
      Tax benefit of stock options
         and warrants exercised          8,001         15,921        36,393
      ESOP compensation                      -              -         2,055
      Cumulative effect of change
         in accounting principle
         (note 1)                       37,488              -             -
      Changes in operating assets
         and liabilities:
         Accounts receivable           (14,704)       (25,081)      (61,286)
         Other assets                 (126,745)       (78,434)      (62,596)
         Accounts payable and
            other liabilities            7,521          8,742        27,983
         Merger and integration
            costs                      (15,862)       (17,795)      (28,385)
------------------------------------------------------------------------------
            Net cash provided by
               operating
               activities               48,101        104,558        60,411
------------------------------------------------------------------------------
Cash flows from investing
   activities:
   Proceeds from the disposition
      of assets                         60,025          4,148           733
   Proceeds from sale of
      marketable securities              8,918              -        11,794
   Capitalized software                (36,558)       (37,317)      (18,544)
   Capital expenditures               (111,486)      (120,616)     (127,880)
   Proceeds from sale and
      leaseback transaction                  -         34,763             -
   Investments in joint ventures       (20,456)        (5,774)      (10,400)
   Net cash paid in acquisitions
      (note 2)                         (16,030)       (32,960)      (45,983)
------------------------------------------------------------------------------
            Net cash used in
               investing
               activities             (115,587)      (157,756)     (190,280)
------------------------------------------------------------------------------
Cash flows from financing
   activities:
   Proceeds from debt                  153,359        194,657        18,939
   Payments of debt                   (107,388)      (215,012)      (18,607)
   Payments on equity forward
      contracts (note 8)                (6,678)             -             -
   Sale of common stock                 26,145         84,970        24,566
   Purchase of treasury stock           (7,478)             -             -
------------------------------------------------------------------------------
            Net cash provided by
               financing
               activities               57,960         64,615        24,898
------------------------------------------------------------------------------
Effect of exchange rate changes on
   cash                                   (222)           (97)          (77)
------------------------------------------------------------------------------
Net (decrease) increase in cash
   and cash equivalents                 (9,748)        11,320      (105,048)
Cash and cash equivalents at
   beginning of year                    23,924         12,604       117,652
------------------------------------------------------------------------------
Cash and cash equivalents at end
   of year                            $ 14,176       $ 23,924      $ 12,604
------------------------------------------------------------------------------

Supplemental cash flow
   information:
   Cash paid (received) during the
      year for:
      Interest                        $ 25,754       $ 25,902      $ 15,608
      Income taxes                      29,022         (5,459)       (4,715)
   Noncash investing and financing
      activities:
      Issuance of warrants                 220          1,100         2,676
      Enterprise software licenses
         acquired under software
         obligations                    35,185          9,164        74,638
      Land acquired for common
         stock                               -          1,300             -
      Purchase of subsidiaries for
         stock (note 2)                  6,897         10,346             -
      Convertible debt and accrued
         interest converted into
         common stock (note 6)               -         27,081             -
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years ended March 31, 2001, 2000 and 1999

                                            Common stock
                                    ----------------------------    Additional
                                     Number of                      paid-in
(Dollars in thousands)                  shares         Amount       capital
------------------------------------------------------------------------------
Balances at March 31, 1998          75,920,218        $ 7,592     $ 122,038
   Sale of common stock              4,000,000            400        11,850
   Tax benefit of stock options
      and warrants exercised (note
      9)                                     -              -        36,393
   Issuance of warrants                      -              -         2,676
   Employee stock awards and
      shares issued to employee
      benefit plans                  1,144,198            114        13,054
   ESOP compensation earned                  -              -             -
   Comprehensive loss:
      Foreign currency translation           -              -             -
      Net loss                               -              -             -
------------------------------------------------------------------------------
         Total comprehensive loss

Balances at March 31, 1999          81,064,416          8,106       186,011
   Sale of common stock              4,684,714            468        78,072
   Tax benefit of stock options
      and warrants exercised (note
      9)                                     -              -        15,921
   Issuance of warrants                      -              -         1,100
   Employee stock awards and
      shares issued to employee
      benefit plans                     42,962              5         6,150
   Conversion of debt and accrued
      interest to stock              2,000,000            200        26,881
   Purchase of subsidiaries for
      stock (note 2)                   465,546             47        10,299
   Purchase of land for stock           54,450              5         1,295
   Comprehensive income:
      Foreign currency translation           -              -             -
      Unrealized depreciation on
         marketable securities               -              -             -
      Net earnings                           -              -             -
------------------------------------------------------------------------------
         Total comprehensive
            income
Balances at March 31, 2000          88,312,088          8,831       325,729
   Tax benefit of stock options
      and warrants exercised (note
      9)                                     -              -         8,001
   Issuance of warrants                      -              -           220
   Employee stock awards and
      shares issued to employee
      benefit plans                  2,245,126            225        25,229
   Purchase of subsidiaries for
      stock (note 2)                   275,862             28         6,869
   Payments on equity forward
      contracts (note 8)                     -              -        (6,678)
   Purchase of treasury stock                -              -             -
   Retirement of treasury stock       (287,500)           (29)       (7,449)
   Comprehensive income:
      Foreign currency translation           -              -             -
      Unrealized depreciation on
         marketable securities,
         net of reclassification
         adjustment (note 17)                -              -             -
      Net earnings                           -              -             -
------------------------------------------------------------------------------
         Total comprehensive
            income
Balances at March 31, 2001          90,545,576        $ 9,055     $ 351,921
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                          Accumulated
                                                other                              Treasury stock                   Total
     Comprehensive                      comprehensive          Unearned   -------------------------------    stockholders'
      income (loss)          Retained    income (loss)             ESOP           Number                           equity
          (note 17)          earnings        (note 17)     compensation        of shares          Amount          (note 8)
--------------------------------------------------------------------------------------------------------------------------
                $ -         $ 182,155            $ 676         $ (2,055)        (836,920)        $ (2,181)       $ 308,225
                  -                 -                -                -                -                -           12,250

                  -                 -                -                -                -                -           36,393
                  -                 -                -                -                -                -            2,676

                  -                 -                -                -          104,649             (852)          12,316
                  -                 -                -            2,055                                              2,055

             (1,000)                -           (1,000)               -                -                -           (1,000)
            (15,142)          (15,142)               -                -                -                -          (15,142)
---------------------------------------------------------------------------------------------------------------------------
          $ (16,142)
    ---------------
                              167,013             (324)               -         (732,271)          (3,033)         357,773
                  -                 -                -                -                -                -           78,540

                  -                 -                -                -                -                -           15,921
                  -                 -                -                -                -                -            1,100

                  -                 -                -                -          257,883              275            6,430

                  -                 -                -                -                -                -           27,081

                  -                 -                -                -                -                -           10,346
                  -                 -                -                -                -                -            1,300

               (971)                -             (971)               -                -                -             (971)

               (153)                -             (153)               -                -                -             (153)
             90,363            90,363                -                -                -                -           90,363
---------------------------------------------------------------------------------------------------------------------------
           $ 89,239
    ---------------
                              257,376           (1,448)               -         (474,388)          (2,758)         587,730

                  -                 -                -                -                -                -            8,001
                  -                 -                -                -                -                -              220

                  -                 -                -                -          305,890              471           25,925

                  -                 -                -                -                -                -            6,897

                  -                 -                -                -                -                -           (6,678)
                  -                 -                -                -         (287,500)          (7,478)          (7,478)
                  -                 -                -                -          287,500            7,478                -

             (4,701)                -           (4,701)               -                -                -           (4,701)

                153                 -              153                -                -                -              153
              6,379             6,379                -                -                -                -            6,379
---------------------------------------------------------------------------------------------------------------------------
            $ 1,831
    ---------------
                            $ 263,755         $ (5,996)               -         (168,498)        $ (2,287)       $ 616,448
---------------------------------------------------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        March 31, 2001, 2000 and 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business
Acxiom Corporation ("Acxiom" or "the Company") provides customer data integration solutions using customer, consumer and business data primarily for customer relationship management applications. Business segments of the
Company provide list services, data warehousing, consulting, data content, fulfillment services, and outsourcing and facilities management services primarily in the United States (U.S.) and United Kingdom (U.K.).

Basis of Presentation and Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20% to 50% owned entities are accounted for using the equity method with equity in earnings recorded in other, net in the accompanying consolidated statements of operations. Investments in less than 20% owned entities are accounted for at cost.

Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the
United States. Actual results could differ from those estimates.

Concentration of Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts, unbilled and notes receivable. The Company's receivables are from a large number of customers. Accordingly, the Company's credit risk is affected by general economic conditions. Although the Company has several large individual customers, concentrations of credit risk are limited because of the diversity of the Company's customers.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements, 5-31.5 years; office furniture and equipment, 3-12 years; and data processing equipment, 2-10 years.
   Property held under capitalized lease arrangements is included in property and equipment, and the associated liabilities are included in long-term debt.
Property and equipment taken out of service and held for sale is recorded at net realizable value and depreciation is ceased.

Software and Research and Development Costs
Costs of internally developed software are amortized on a straight-line basis over the remaining estimated economic life of the product, generally two to five years, or the amortization that would be recorded by using the ratio of gross revenues for a product to total current and anticipated future gross revenues for that product, whichever is greater. Research and development costs incurred prior to establishing technological feasibility of software products are charged to operations as incurred. Once technological feasibility is established, costs are capitalized until the software is available for general release.
   Costs of purchased software licenses are amortized using a units-of-
production basis over the estimated economic life of the license, generally not to exceed ten years.

Excess of Cost Over Fair Value of Net Assets Acquired
Goodwill, which represents the excess of acquisition costs over the fair values of net assets acquired in business combinations treated as purchase transactions, is being amortized on a straight-line basis over its estimated period of benefit of fifteen to forty years. The Company evaluates the recoverability of goodwill by determining whether the carrying amount is fully recoverable from the projected, undiscounted net cash flows of the related business unit. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Other Current Assets
Other current assets include the current portion of the unbilled and notes receivable from software and data license and equipment sales of $49.1 million and $42.4 million as of March 31, 2001 and 2000, respectively. Other current assets also include prepaid expenses, nontrade receivables and other miscellaneous assets of $56.8 million and $56.5 million as of March 31, 2001 and 2000, respectively.

Unbilled and Notes Receivable
Unbilled and notes receivable includes the noncurrent portion of all long-
term and unbilled receivables. Certain of the unbilled and notes receivable from software and data licenses and equipment sales have no stated interest rate and have been discounted using an imputed interest rate, generally 8%, based on the customer, type of agreement, collateral and payment terms. The term of these notes is generally three years or less. This discount is being recognized into income using the interest method and is included as a component of other, net in the consolidated statements of operations.

Other Assets
Other assets primarily include the Company's investment in marketable and nonmarketable securities of $30.6 million and $22.9 million as of March 31,
2001 and 2000, respectively. The Company has classified its marketable securities as available for sale. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.
   During the year ended March 31, 2001, the Company determined that certain of its investments in marketable securities and certain other nonmarketable securities were other than temporarily impaired. As a result, the Company recorded a charge to earnings of $12.7 million, net of realized gains, to write down these impaired investments to their approximate fair market values at March 31, 2001, resulting in a new carrying value for these investments.
These revised carrying values will be used as the basis for recognizing realized and unrealized gains and losses during future reporting periods.
   Also included in other assets are certain noncurrent prepaid expenses, deposits and other miscellaneous noncurrent assets of $18.4 million and $45.8 million as of March 31, 2001 and 2000, respectively.

Revenue Recognition
Revenues from services, including consulting, list processing and data warehousing, and from information technology outsourcing services, including facilities management contracts, are recognized ratably over the term of the contract. In the case of certain long-term contracts, capital expenditures and start-up costs that are direct and incremental to obtaining the contract are capitalized and amortized on a straight-line basis over the service term of the contract, in accordance with Staff Accounting Bulletin No. 101 ("SAB
101"), "Revenue Recognition in Financial Statements." In certain outsourcing contracts, additional revenue is recognized based upon attaining certain annual margin improvements or cost savings over performance benchmarks as specified in the contracts. Such additional revenue is recognized when such benchmarks have been met.
   Revenues from the licensing of data are recognized upon delivery of the data to the customer in circumstances where no update or other obligations exist. Revenue from the licensing of data in which the Company is obligated to provide future updates on a monthly, quarterly or annual basis is recognized on a straight-line basis over the license term.
   Revenues from the sale of software are recognized in accordance with the
American Institute of Certified Public Accountants Statement of Position
("SOP") 97-2, "Software Revenue Recognition", as amended by SOP 98-9,
"Modification of SOP 97-2, Software Revenue Recognition, with Respect to
Certain Transactions." SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on the evidence that is specific to the vendor. If evidence of fair value does not exist for all elements of a license arrangement, then all revenue for the license arrangement is recognized ratably over the term of the agreement. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method.
   Additionally, the Company earns revenue for the maintenance of its software, which provides for the Company to provide technical support and software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the support agreement.
   Effective January 1, 2001, the Company changed its method of accounting for certain transactions, retroactive to April 1, 2000, in accordance with SAB
101. Previously, the Company had recognized revenue from the licensing of data, whereby the Company was obligated to provide future updates, when the data was delivered using a percentage of completion method of accounting, based on the percentage of unique records delivered to the customer.
Additionally, revenue from services and from information technology outsourcing services was recognized as such services were performed. The
Company is now recognizing revenue in accordance with the policies stated
above. The cumulative effect of the change on prior years resulted in a charge to earnings of $37.5 million, which is included in the Company's consolidated earnings for the year ended March 31, 2001. The effect of the change on the year ended March 31, 2001 was to decrease earnings before the cumulative effect of the change in accounting principle by $18.2 million ($.20 per diluted share). The unaudited pro forma amounts presented in the accompanying consolidated statements of operations were calculated assuming the accounting change was made retroactively to prior periods. For the year ended March 31,
2001, the Company recognized approximately $29 million in revenue that was included in the cumulative effect adjustment as of April 1, 2000.

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

Foreign Currency Translation
The balance sheets of the Company's foreign subsidiaries are translated at year-end rates of exchange, and the statements of earnings are translated at the weighted-average exchange rate for the period. Gains or losses resulting from translating foreign currency financial statements are included in accumulated other comprehensive income (loss) in the consolidated statements of stockholders' equity.

Earnings Per Share
A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share is shown below (in thousands, except per share amounts):

                                          2001          2000          1999
------------------------------------------------------------------------------
Basic earnings per share:
   Numerator-net earnings (loss)       $ 6,379      $ 90,363     $ (15,142)
------------------------------------------------------------------------------
   Denominator-weighted-average
      shares outstanding                88,579        85,085        77,840
------------------------------------------------------------------------------
         Earnings (loss) per share       $ .07        $ 1.06        $ (.19)
------------------------------------------------------------------------------
Diluted earnings per share:
   Numerator:
      Net earnings (loss)              $ 6,379      $ 90,363     $ (15,142)
      Interest expense on
         convertible debt (net of
         tax effect)                         -         3,773             -
------------------------------------------------------------------------------
                                       $ 6,379      $ 94,136     $ (15,142)
------------------------------------------------------------------------------
   Denominator:
      Weighted-average shares
         outstanding                    88,579        85,085        77,840
      Effect of common stock
         options                         3,721         3,600             -
      Effect of common stock
         warrants                          104            72             -
      Effect of equity forward
         contracts                          90             -             -
      Convertible debt                       -         5,783             -
------------------------------------------------------------------------------
                                        92,494        94,540        77,840
------------------------------------------------------------------------------
         Earnings (loss) per share       $ .07        $ 1.00        $ (.19)
------------------------------------------------------------------------------

All potentially dilutive securities were excluded from the above calculations for the year ended March 31, 1999, and the convertible debt was excluded from the above calculations for the year ended March 31, 2001 because such items were antidilutive. The equivalent share effects of common stock options and warrants which were excluded for the year ended March 31, 1999 were 5,632, and the equivalent share effects of convertible debt which were excluded for the years ended March 31, 2001 and 1999 were 5,783 and 7,783, respectively. Interest expense on the convertible debt (net of income tax effect) excluded in computing diluted earnings (loss) per share for the years ended March 31, 2001 and 1999 was $3,713 and $4,257, respectively.
   Options to purchase shares of common stock that were outstanding during
2001, 2000 and 1999 but were not included in the computation of diluted earnings (loss) per share because the option exercise price was greater than the average market price of the common shares are shown below (in thousands, except per share amounts):

                                     2001             2000              1999
--------------------------------------------------------------------------------
Number of shares under option       1,650            3,213             1,491
Range of exercise prices      $ 17.93-$ 62.06  $ 17.93-$ 54.00   $ 24.24-$ 54.00
--------------------------------------------------------------------------------

Impairment of Long-lived Assets and Long-lived Assets to Be Disposed Of
Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell
(see note 3).

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Advertising Expense
The Company expenses advertising costs as incurred. Advertising expense was approximately $19.5 million, $11.8 million and $11.2 million for the years ended March 31, 2001, 2000 and 1999, respectively.

Prior Year Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no effect on the prior years'
net earnings (loss) as previously reported.

(2) ACQUISITIONS
Effective December 28, 2000, the Company acquired certain assets and assumed certain liabilities of Data Dimension Information Services, Inc.
("DDIS") for $5.4 million. DDIS provides information technology outsourcing to a variety of customers including mainframe, client/server and application service provider hosting. The acquisition has been accounted for as a purchase, and accordingly, the results of operations of DDIS are included in the Company's consolidated results from the date of acquisition. The excess of purchase price over the fair value of net assets acquired of $9.7 million is being amortized over twenty years. The pro forma effect of the acquisition is not material to the Company's consolidated results for the periods reported.
   Effective May 15, 2000, the Company acquired certain assets and assumed certain liabilities of MCRB Service Bureau, Inc. ("MCRB") for cash of $5.8 million. MCRB provides information technology outsourcing services. The acquisition has been accounted for as a purchase, and accordingly, the results of operations of MCRB are included in the Company's consolidated results from the date of acquisition. The excess of purchase price over the fair value of net assets acquired of $11.8 million is being amortized over twenty years. The pro forma effect of the acquisition is not material to the Company's consolidated results for the periods reported.
   Effective December 15, 1999, the Company acquired the net assets of Litton
Enterprise Solutions ("LES") for cash of $17.3 million. The acquisition has been accounted for as a purchase, and accordingly, the results of operations of LES are included in the Company's consolidated results from the date of acquisition. The excess of the purchase price over the net assets acquired of
$18.9 million is being amortized over twenty years. The pro forma effect of the acquisition is not material to the Company's consolidated results for the periods reported.
   Effective August 1, 1999, the Company acquired all of the issued and outstanding common stock of Access Communication Systems, Inc. ("Access") for
300,000 shares of the Company's common stock, valued at $6.3 million. Under the acquisition agreement, the Company issued approximately 276,000 additional shares of stock in the fourth quarter of 2001 to the former owners of Access based on the performance of Access. The value of the stock, which was approximately $6.9 million, has been charged to the excess of cost over fair value of net assets acquired. The acquisition has been accounted for as a purchase, and accordingly, the results of operations of Access are included in the Company's consolidated results of operations from the date of acquisition.
The excess of the purchase price over the net assets acquired of $15.5 million is being amortized over twenty years. The pro forma effect of the acquisition is not material to the Company's consolidated results for the periods presented.
   On May 28, 1999, the Company completed the acquisition of Computer Graphics of Arizona, Inc. ("Computer Graphics") and all of its affiliated companies in a stock-for-stock merger. The Company issued 1,871,334 shares of its common stock in exchange for all outstanding common stock of Computer Graphics. The acquisition was accounted for as a pooling-of-interests, and, accordingly, the
Company's consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Computer Graphics.
   The results of operations previously reported by Acxiom and Computer
Graphics and the combined amounts presented in the accompanying consolidated financial statements are summarized below (dollars in thousands):

                                           1999
-----------------------------------------------
Revenue:
   Acxiom                             $ 729,984
   Computer Graphics                     24,073
-----------------------------------------------
   Combined                           $ 754,057
-----------------------------------------------
Net earnings (loss):
   Acxiom                             $ (16,430)
   Computer Graphics                      1,288
-----------------------------------------------
   Combined                           $ (15,142)
-----------------------------------------------

Included in the statement of operations for the year ended March 31, 2000 are revenues of $5.3 million and net earnings of $1.1 million for Computer
Graphics for the period from April 1, 1999 to May 28, 1999.
   Effective April 1, 1999, the Company acquired the assets of Horizon
Systems, Inc. ("Horizon") for $16.5 million in cash and common stock and the assumption of certain liabilities of Horizon, and other cash and stock consideration based on the future performance of Horizon. The acquisition has been accounted for as a purchase, and accordingly, the results of operations of Horizon are included in the Company's consolidated results of operations from the date of the acquisition. The excess of the purchase price over the net assets acquired of $14.1 million is being amortized over twenty years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods presented.
   Effective January 1, 1999, the Company acquired three database-marketing units from Deluxe Corporation ("Deluxe"). The purchase price was $23.6 million, of which $18.0 million was paid in cash at closing and the remainder was paid in April 1999. Deluxe's results of operations are included in the
Company's consolidated results of operations beginning January 1, 1999. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of $21.9 million is being amortized using the straight-line method over fifteen years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods presented.
   On September 17, 1998, the Company issued 20,858,923 shares of its common stock in exchange for all outstanding capital stock of May & Speh, Inc. ("May
& Speh"). Additionally, the Company assumed all of the outstanding options granted under May & Speh's stock option plans with the result that 4,289,202 shares of the Company's common stock became subject to issuance upon exercise of such options. This business combination has been accounted for as a pooling-of-interests, and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of May & Speh.
   Included in the statement of operations for the year ended March 31, 1999 are revenues of $66.6 million and net earnings of $9.3 million for May & Speh for the period from April 1, 1998 to September 17, 1998.

   Effective May 1, 1998, May & Speh acquired substantially all of the assets of SIGMA Marketing Group, Inc. ("Sigma"), a full-service database marketing company headquartered in Rochester, New York. Under the terms of the agreement, May & Speh paid $15 million at closing for substantially all of
Sigma's assets and paid the former owners an additional $6 million of contingent consideration as certain operating objectives were met. Sigma's former owners were also issued warrants to acquire 276,800 shares of the
Company's common stock at a price of $17.50 per share in connection with the transaction. Sigma's results of operations are included in the Company's consolidated results of operations beginning May 1, 1998. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of
$30.5 million is being amortized using the straight-line method over twenty years. The pro forma effect of the acquisition is not material to the
Company's consolidated results of operations for the periods reported.
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
Normadress' results of operations are included in the Company's consolidated results of operations beginning April 1, 1998. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of $5.7 million is being amortized using the straight-line method over twenty years. The pro forma effect of the acquisition is not material to the Company's consolidated results of operations for the periods reported.
   At March 31, 2001, there were no significant contingent obligations associated with these business acquisitions.

(3) MERGER, INTEGRATION AND IMPAIRMENT CHARGES
During the year ended March 31, 1999, the Company recorded special charges totaling $118.7 million related to merger and integration charges associated with the May & Speh merger discussed in note 2 and the write-down of other impaired assets. The charges consisted of approximately $10.7 million of transaction costs to be paid to investment bankers, accountants and attorneys;
$8.1 million in associate-related reserves, principally employment contract termination costs and severance costs; $48.5 million in contract termination costs; $11.5 million for the write-down of software; $29.3 million for the write-down of property and equipment; $7.8 million for the write-down of goodwill and other assets; and $2.8 million in other write-downs and accruals.
   The transaction costs are fees that were incurred as a direct result of the merger transaction. The associate-related reserves include 1) payments to be made under a previously existing employment agreement with one terminated May
& Speh executive in the amount of $3.5 million, 2) payments to be made under previously existing employment agreements with seven May & Speh executives who are remaining with Acxiom but are entitled to payments totaling $3.6 million due to the termination of their employment agreements, and 3) involuntary termination benefits aggregating $1.0 million to seven May & Speh and Company employees whose positions were to be eliminated. One of the seven positions, for which $0.7 million was accrued, was not related to the May & Speh merger but related to a Company associate whose position was eliminated as a result of the closure of the Company's New Jersey business location. Two of the seven associates were ultimately terminated. The other five were transferred or changed job duties within the Company. The remaining amounts accrued for the five associates of approximately $0.3 million were used to pay other associate-related merger and integration costs.
   The contract termination costs were incurred to terminate duplicative software contracts. The amounts recorded represent cash payments which the
Company has made to the software vendors to terminate existing May & Speh agreements.
   For all other write-downs and costs associated with the merger, the Company performed an analysis as required under Statement of Financial Accounting
Standards ("SFAS") No. 121 to determine whether and to what extent any assets were impaired. The analysis included estimating expected future cash flows from each of the assets which were expected to be held and used by the
Company. These expected cash flows were compared to the carrying amount of each asset to determine whether an impairment existed. If an impairment was indicated, the asset was written down to its fair value. Quoted market prices were used to estimate fair value when market prices were available. In cases where quoted prices were not available, the Company estimated fair value using internal valuation sources. In the case of assets to be disposed of, the
Company compared the carrying value of the asset to its estimated fair value and, if an impairment was indicated, wrote the asset down to its estimated fair value.
   Approximately $110.1 million of the charge was for duplicative assets or costs directly attributable to the May & Speh merger. The remaining $8.6 million related to other impaired assets which were impaired during the year, primarily $5.7 million related to goodwill and shut-down costs associated with the closing of certain business locations in New Jersey, Malaysia and the
Netherlands.
   The following table shows the balances that were initially accrued as of
September 30, 1998 and the changes in those balances during the years ended
March 31, 1999, 2000 and 2001 (dollars in thousands):

                     September 30,                        March 31,                March 31,              March 31,
                             1998   Additions   Payments       1999    Payments        2000    Payments        2001
--------------------------------------------------------------------------------------------------------------------
Transaction costs         $ 9,163         $ -    $ 9,163        $ -         $ -         $ -         $ -         $ -
Associate-related
   reserves                 6,783       1,375      3,804      4,354       3,302       1,052         876         176
Contract termination
   costs                   40,500           -     13,500     27,000      13,500      13,500      13,500           -
Other accruals              3,745           -      1,918      1,827       1,273         554         545           9
--------------------------------------------------------------------------------------------------------------------
                         $ 60,191     $ 1,375   $ 28,385   $ 33,181    $ 18,075    $ 15,106    $ 14,921       $ 185
--------------------------------------------------------------------------------------------------------------------

The remaining associate-related reserves and other accruals will be paid out over remaining periods ranging up to three years.
   On December 28, 2000, Montgomery Ward ("Wards"), a significant customer of the Information Technology ("IT") Management segment, filed a petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code. The
Bankruptcy Court has approved the petition, and Wards is proceeding with a liquidation of its assets. As a result of Wards filing for bankruptcy, the
Company has identified certain assets that are now impaired and certain ongoing obligations that will have no future benefit to the Company.
Accordingly, during the fourth quarter, the Company has recorded in gains, losses and nonrecurring items, net charges totaling $34.6 million related to these obligations and impaired assets. The charges consisted of approximately
$8.1 million for the write-down of property and equipment; $13.7 million of deferred contract costs; $5.3 million of pre-petition receivables; $3.5 million for the write-down of software; $2.3 million in ongoing contract costs; and $1.7 million of other accruals.
   The deferred contract costs represent migration and other costs that had been deferred and were being amortized over the term of the Wards contract.
The pre-petition receivables represent amounts billed by Acxiom for work performed prior to Wards' bankruptcy filing. The software write-down represents software licenses that specifically support the information technology needs of Wards and have no alternative use. The write-down of the property and equipment was performed in accordance with SFAS No. 121, as previously discussed. The Company intends to dispose of the property and equipment for a nominal amount during the next fiscal year.
   The following table shows the balances that were accrued for the Wards'
nonrecurring charges as of March 31, 2001 (dollars in thousands):

                                   Amount                        March 31,
                                  accrued        Payments            2001
------------------------------------------------------------------------------
Ongoing contract costs            $ 2,299             315         $ 1,984
Other accruals                      1,672             626           1,046
------------------------------------------------------------------------------
                                  $ 3,971             941         $ 3,030
------------------------------------------------------------------------------

The remaining accruals will be paid out over remaining periods ranging up to four years.

(4) SOFTWARE AND RESEARCH AND DEVELOPMENT COSTS
The Company recorded amortization expense related to internally developed computer software of $19.9 million, $10.3 million and $8.3 million in 2001,
2000 and 1999, respectively, and amortization of purchased software licenses of $17.4 million, $9.6 million and $0.2 million in 2001, 2000 and 1999, respectively. Additionally, research and development costs of $22.3 million,
$26.4 million and $17.8 million were charged to operations during 2001, 2000 and 1999, respectively.

(5) PROPERTY AND EQUIPMENT
Property and equipment, certain amounts of which are pledged as collateral for long-term debt (see note 6), is summarized as follows (dollars in thousands):

                                              2001                  2000
------------------------------------------------------------------------------
Land                                       $ 8,643              $ 10,309
Buildings and improvements                 122,012               107,888
Office furniture and equipment              39,944                41,155
Data processing equipment                  257,645               222,590
------------------------------------------------------------------------------
                                           428,244               381,942
Less accumulated depreciation and
   amortization                            182,904               132,266
------------------------------------------------------------------------------
                                         $ 245,340             $ 249,676
------------------------------------------------------------------------------

(6) LONG-TERM DEBT
Long-term debt consists of the following (dollars in thousands):

                                                2001                2000
------------------------------------------------------------------------------
5.25% Convertible subordinated notes
   due 2003                                $ 115,000           $ 115,000
Software license liabilities payable
   over terms up to seven years;
   effective interest rates at
   approximately 6%                           91,019              67,545
Unsecured revolving credit agreement         129,042              61,500
6.92% Senior notes due March 30,
   2007, payable in annual
   installments of $4,286 commencing
   March 30, 2001; interest is
   payable semiannually                       25,714              30,000
Capital leases on land, buildings and
   equipment payable in monthly
   payments of principal and
   interest; remaining terms up to
   twenty years; interest rates at
   approximately 8%                           19,612              18,051
8.5% Unsecured term loan; quarterly
   principal payments of $200 plus
   interest with the balance due in
   2003                                        7,400               8,200
Other capital leases, debt and long-
   term liabilities                           12,416              12,094
------------------------------------------------------------------------------
      Total long-term debt                   400,203             312,390
Less current installments                     31,031              23,156
------------------------------------------------------------------------------
      Long-term debt, excluding
         current installments              $ 369,172           $ 289,234
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
   In April 1999, a holder of a 3.12% convertible note exchanged the note for two million shares of the Company's common stock. Accordingly, the balance of the debt of $25 million and related accrued interest of $2.1 million has been reclassified into equity.
   On December 29, 1999, the Company entered into an unsecured revolving credit agreement with a group of commercial banks and completely repaid the balance due under the prior revolving credit agreement. The agreement expires
December 29, 2002, unless extended in accordance with the terms of the agreement. The new agreement provides for revolving loans and letters of credit in amounts of up to $295 million, the entire unused amount of which was available as of March 31, 2001, and provides for interest at various market rates at the Company's option, including the prime rate, a LIBOR-based rate and a rate based on the Federal funds rate. The agreement requires a commitment fee of 0.3% on the average unused portion of the loan commitment.
The interest rate on the revolving credit facility was approximately 6.5% as of March 31, 2001.
   In connection with the construction of certain of the Company's buildings and facilities, the Company has entered into 50/50 joint ventures with local real estate developers. In each case, the Company is guaranteeing portions of the loans for the buildings. The aggregate amount of the guarantees at March
31, 2001 was $4.5 million.
   Under the terms of certain of the above borrowings, the Company is required to maintain certain tangible net worth levels, debt-to-equity and debt service coverage ratios, among other restrictions. At March 31, 2001, the Company was in compliance with these covenants and restrictions. The aggregate maturities of long-term debt for the five years ending March 31, 2006 are as follows:
2002, $31.0 million; 2003, $167.2 million; 2004, $137.6 million; 2005, $30.2 million; and 2006, $11.0 million.

(7) LEASES
The Company leases data processing equipment, software, office furniture and equipment, land and office space under noncancellable operating leases.
Additionally, the Company is financing certain of its buildings and facility projects currently under construction, along with a significant portion of its equipment purchases, through the use of off-balance sheet synthetic lease arrangements. Future minimum lease payments under noncancellable operating leases, including the synthetic lease arrangements, for the five years ending
March 31, 2006 are as follows: 2002, $68.9 million; 2003, $54.6 million; 2004,
$35.5 million; 2005, $21.1 million; and 2006 $15.2 million.
   Total rental expense on operating leases, including the synthetic lease arrangements, was $55.3 million, $17.0 million and $24.7 million for the years ended March 31, 2001, 2000 and 1999, respectively.

(8) STOCKHOLDERS' EQUITY
The Company has authorized 200 million shares of $.10 par value common stock and 1.0 million shares of $1.00 par value preferred stock. The Board of
Directors of the Company may designate the relative rights and preferences of the preferred stock when and if issued. Such rights and preferences could include liquidation preferences, redemption rights, voting rights and dividends, and the shares could be issued in multiple series with different rights and preferences. The Company currently has no plans for the issuance of any shares of preferred stock.
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
   In connection with its data center management agreement entered into in
August 1992 with TransUnion LLC ("TransUnion"), the Company issued a warrant which entitled TransUnion to acquire up to 4.0 million additional shares of newly issued common stock. The exercise price for the warrant stock was $3.06 per share through August 31, 1998 and increased $.25 per share in each of the two years subsequent to August 31, 1998. The warrant was exercised for 4.0 million shares on August 31, 1998. The Company recorded $68.0 million as additional sales discounts on its tax return for the difference in the fair value of the stock on the date the warrant was exercised and the fair value of the warrant on the date the warrant was issued (note 9).
   The Company has a Key Employee Stock Option Plan ("Plan") for which 15.2 million shares of the Company's common stock have been reserved for issuance to its U.S. employees. The Company has, for its U.K. employees, a U.K. Share
Option Scheme ("Scheme") for which 1.6 million shares of the Company's common stock have been reserved. These plans provide that the option price, as determined by the Board of Directors, will be at least the fair market value at the time of the grant. The term of nonqualified options is also determined by the Board of Directors. At March 31, 2001, there were 4.4 million shares available for future grants under the Plan and none available under the
Scheme.
   May & Speh had options outstanding under two separate plans at March 31,
1998. Generally, such options vest and become exercisable in five equal annual increments beginning one year after the issue date and expire ten years after the issue date except in the event of change in control of May & Speh all options become fully vested and exercisable. Pursuant to the merger, the
Company assumed all of the currently outstanding options granted under the May
& Speh plans with the result that shares of the Company's common stock became subject to issuance upon exercise of such options.
   Activity in stock options was as follows:

                                                  Weighted-
                                                   average           Number
                                   Number   exercise price        of shares
                                of shares        per share      exercisable
------------------------------------------------------------------------------
Outstanding at March 31,
   1998                        11,401,980           $ 9.63        5,316,861
   Granted                      1,066,891            27.82
   Exercised                     (937,411)            6.95
   Forfeited or cancelled        (115,462)           12.96
------------------------------------------------------------------------------
Outstanding at March 31,
   1999                        11,415,998            12.19        7,913,294
   Granted                      3,981,376            25.45
   Exercised                   (2,510,323)            9.74
   Forfeited or cancelled        (474,422)           26.52
------------------------------------------------------------------------------
Outstanding at March 31,
   2000                        12,412,629            16.36        6,726,860
   Granted                      3,046,828            16.58
   Exercised                   (1,306,378)           11.94
   Forfeited or cancelled        (198,748)           27.20
------------------------------------------------------------------------------
Outstanding at March 31,
   2001                        13,954,331          $ 18.82        7,722,488
------------------------------------------------------------------------------

The per share weighted-average fair value of stock options granted during fiscal 2001, 2000 and 1999 was $11.95, $10.96 and $13.43, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0% for 2001, 2000 and 1999;
risk-free interest rate of 6.19% in 2001, 5.60% in 2000 and 5.44% in 1999;
expected option life of five years for 2001, six years for 2000 and ten years for 1999; and expected volatility of 57% in 2001, 45% in 2000 and 40% in 1999.
   Following is a summary of stock options outstanding as of March 31, 2001:

                                            Options outstanding                                Options exercisable
                            ----------------------------------------------------    ----------------------------------
                                                Weighted-            Weighted-                               Weighted-
                                                 average              average                                 average
Range of exercise           Options            remaining       exercise price              Options     exercise price
   prices               outstanding     contractual life            per share          exercisable          per share
----------------------------------------------------------------------------------------------------------------------
$ 1.49-$  2.86            1,106,536           5.10 years               $ 2.33            1,106,536             $ 2.33
  3.13-   4.69            1,164,426           4.07 years                 3.95            1,051,970               3.95
  5.38-   6.25            1,252,827           2.11 years                 6.11            1,106,368               6.10
  7.43-  15.75            1,481,028           6.18 years                13.23            1,154,475              13.46
 16.41-  17.96            1,474,723          11.58 years                17.65            1,338,287              17.66
 18.38-  22.50              996,634           7.66 years                19.90              583,268              19.68
 23.44-  23.67            1,964,976          14.31 years                23.44               67,604              23.45
 24.24-  27.26            2,268,361           9.88 years                25.53            1,006,259              25.40
 27.75-  34.07            1,047,306          13.53 years                28.66              208,867              28.03
 34.69-  62.06            1,197,514          13.19 years                39.53               98,854              39.56
----------------------------------------------------------------------------------------------------------------------
                         13,954,331           9.13 years              $ 18.82            7,722,488            $ 13.09
----------------------------------------------------------------------------------------------------------------------

The Company applies the provisions of Accounting Principles Board Opinion
No. 25 and related interpretations in accounting for the stock-based compensation plans. Accordingly, no compensation cost has been recognized by the Company in the accompanying consolidated statements of operations for any of the fixed stock options granted. Had compensation cost for options granted been determined on the basis of the fair value of the awards at the date of grant, consistent with the methodology prescribed by SFAS No. 123, the
Company's net earnings (loss) would have been reduced to the following unaudited pro forma amounts for the years ended March 31 (dollars in thousands, except per share amounts):

                                       2001            2000           1999
------------------------------------------------------------------------------
Net earnings
   (loss)         As reported       $ 6,379        $ 90,363      $ (15,142)
                    Pro forma            10          81,673        (32,302)
------------------------------------------------------------------------------
Basic earnings
   (loss) per
   share          As reported         $ .07          $ 1.06         $ (.19)
                    Pro forma             -             .96           (.41)
------------------------------------------------------------------------------
Diluted earnings
   (loss) per
   share          As reported         $ .07          $ 1.00         $ (.19)
                    Pro forma             -             .90           (.41)
------------------------------------------------------------------------------

Pro forma net earnings (loss) reflect only options granted after fiscal
1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of up to nine years and compensation cost for options granted prior to April 1, 1995 is not considered.
   The Company maintains an employee stock purchase plan which provides for the purchase of shares of common stock at 85% of the market price. There were
210,197, 218,139 and 129,741 shares purchased under the plan during the years ended March 31, 2001, 2000 and 1999, respectively.
   The Company has entered into three equity forward purchase agreements with a commercial bank under which the Company was obligated to purchase 3.1 million, 0.2 million and 0.5 million shares of its common stock at an average total cost of approximately $21.81, $27.51 and $24.37 per share, respectively, for a total notional amount of $83.8 million, subject to certain modifications discussed below. The cost of the equity forwards of $6.7 million during 2001 and $0.3 million during 2000 have been accounted for as a component of stockholders' equity. If the market value of the stock exceeds the price under the equity forward, the Company has the option of settling the contract by receiving cash or stock in an amount equal to the excess of the market value over the price under the equity forward. If the market value of the stock is less than the price under the equity forward, the Company has the option of settling the contract by paying cash or delivering shares in the amount of the excess of the contract amount over the fair market value of the stock. The
Company can also settle the contracts by paying the full notional amount and taking delivery of the stock. The shares remain issued and outstanding until the forward purchase contracts are settled. The Company has the option to settle the contracts at any time prior to December 15, 2001, when the contracts are required to be settled. The fair value of the equity forward contracts in effect at March 31, 2001 was a liability of $7.5 million, based on a stock price of $20.88 per share. An increase or decrease in the stock price of $1.00 per share increases or decreases the fair value by approximately $3.7 million.
   During April 2001, the Company paid, and has recorded as a component of stockholders' equity, approximately $20 million to amend the agreements whereby the strike price of the equity forward agreement for purchase of the
3.1 million shares was reduced from $21.81 to $15.48 per share. As a result, the total notional amount under the equity forward agreements has been reduced to approximately $64 million.
   The Emerging Issues Task Force ("EITF") of the Financial Accounting
Standards Board reached a consensus in EITF 00-7 that requires such contracts entered into after March 15, 2000 to be recorded as assets and liabilities, with adjustments to the market value of the common stock to be recorded in the results of operations, in situations in which the counter party can force the contracts to be settled in cash. The effective date of the new consensus was delayed until December 31, 2000 to allow such contracts to be amended. The

EITF reached conclusions in EITF 00-19 that also require asset and liability treatment in certain circumstances, including when an agency agreement is in place. To qualify for permanent equity treatment, the forward contract must permit settlement in unregistered shares, contain an explicit cap on the number of shares to be delivered under a net share settlement, must not require the posting of collateral and must not provide the commercial bank with any right that would rank higher than those of a common shareholder.
Additionally, the forwards must not require cash "true-ups" under the net share method and must not contain any economic penalties that would compel the
Company to net cash settle. The Company amended the equity forward agreements in October 2000 to comply with the permanent equity provisions of EITF 00-7 and EITF 00-19.

(9) INCOME TAXES
Total income tax expense (benefit) was allocated as follows (dollars in thousands):

                                        2001           2000           1999
------------------------------------------------------------------------------
Income from operations              $ 27,465       $ 54,214        $ 2,843
Cumulative effect of change in
   accounting principle              (21,548)             -              -
Stockholders' equity, for
 expenses for tax purposes in
 excess of amounts recognized
 for financial reporting
 purposes:
   Compensation                       (8,001)       (15,921)        (9,178)
   Sale discounts (note 8)                 -              -        (27,215)
------------------------------------------------------------------------------
                                    $ (2,084)      $ 38,293      $ (33,550)
------------------------------------------------------------------------------

Income tax expense (benefit) attributable to earnings (loss) from operations consists of (dollars in thousands):

                                        2001           2000           1999
------------------------------------------------------------------------------
Current:
   Federal                          $ 34,277       $ 29,392       $ 18,285
   Foreign                               928          1,875          1,165
   State                               4,030          1,301          7,247
------------------------------------------------------------------------------
                                      39,235         32,568         26,697
------------------------------------------------------------------------------
Deferred:
   Federal                            (9,955)        15,154        (14,780)
   Foreign                              (338)          (248)          (248)
   State                              (1,477)         6,740         (8,826)
------------------------------------------------------------------------------
                                     (11,770)        21,646        (23,854)
------------------------------------------------------------------------------
      Total                         $ 27,465       $ 54,214        $ 2,843
------------------------------------------------------------------------------

A reconciliation of income tax expense (benefit) computed using the U.S.
Federal statutory income tax rate of 35% of earnings (loss) from operations before income taxes to the actual provision for income taxes follows (dollars
in thousands):

                                               2001        2000        1999
------------------------------------------------------------------------------
Computed expected tax expense (benefit)    $ 24,966    $ 50,602    $ (4,305)
Increase (reduction) in income taxes
   resulting from:
   Nondeductible merger and integration
      expenses                                    -           -       7,836
   State income taxes, net of Federal
      income tax benefit                      1,659       5,227      (1,026)
   Research, experimentation and other
      tax credits                            (1,460)       (757)       (265)
   Other                                      2,300        (858)        603
------------------------------------------------------------------------------
                                           $ 27,465    $ 54,214     $ 2,843
------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31, 2001 and 2000 are presented below (dollars in thousands):

                                                2001                 2000
--------------------------------------------------------------------------
Deferred tax assets:
   Accrued expenses not currently
      deductible for tax purposes            $ 2,206             $ 14,932
   Revenue deferred for financial
      reporting purposes                      33,718                    -
   Investments, principally due to
      differences in basis for tax
      and financial reporting
      purposes                                 3,886                  309
   Intangible assets, principally
      due to differences in
      amortization                             5,243                    -
   Other                                         287                3,191
--------------------------------------------------------------------------
      Total deferred tax assets               45,340               18,432
--------------------------------------------------------------------------
Deferred tax liabilities:
   Property and equipment,
      principally due to differences
      in depreciation                      $ (17,560)           $ (22,276)
   Intangible assets, principally
      due to differences in
      amortization                                 -               (2,417)
   Capitalized software and other
      costs expensed as incurred for
      tax purposes                           (23,045)             (22,105)
   Installment sale gains for tax
      purposes                                (1,309)              (1,526)
--------------------------------------------------------------------------
      Total deferred tax liabilities         (41,914)             (48,324)
--------------------------------------------------------------------------
      Net deferred tax asset
         (liability)                         $ 3,426            $ (29,892)
--------------------------------------------------------------------------

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

(10) RELATED PARTY TRANSACTIONS
The Company leases certain equipment from a business partially owned by an officer. Rent expense under this lease was approximately $1.0 million, $0.9 million and $0.8 million during the years ended March 31, 2001, 2000 and 1999, respectively. Under the terms of the lease in effect at March 31, 2001, the
Company will make monthly lease payments of $85,000 through August 2006. The
Company has agreed to pay the difference, if any, between the sales price of the equipment and 70 percent of the lessor's related loan balance
(approximately $6.9 million at March 31, 2001) should the Company elect to exercise its early termination rights or not extend the lease beyond its initial term and the lessor sells the equipment as a result thereof.

(11) RETIREMENT PLANS
The Company has a retirement savings plan which covers substantially all domestic employees. The Company also offers a supplemental nonqualified deferred compensation plan for certain management employees. The Company matches 50% of the employees' contributions under both plans up to 6% annually and may contribute additional amounts to the plans from the Company's earnings at the discretion of the Board of Directors.
   Effective October 1, 1988, May & Speh established the May & Speh, Inc.
Employee Stock Ownership Plan ("ESOP") for the benefit of substantially all of its employees. May & Speh borrowed $22.5 million from a bank and loaned the proceeds to the ESOP for the purpose of providing the ESOP sufficient funds to purchase 9,887,340 shares of May & Speh's common stock at $2.28 per share. The terms of the ESOP agreement required May & Speh to make minimum contributions sufficient to meet the ESOP's debt service obligations. During the year ended
March 31, 1999, the ESOP loan was paid in full and the ESOP was merged into the Company's retirement savings plan.
   Company contributions for the above plans amounted to approximately $3.4 million, $4.0 million and $4.8 million in 2001, 2000 and 1999, respectively.

(12) MAJOR CUSTOMERS
During 2001 and 2000, the Company had no customer who accounted for more than 10% of revenue. Allstate Insurance Company accounted for revenue of $82.2 million (10.9%) in 1999.

(13) FOREIGN OPERATIONS
Foreign operations are conducted primarily in the U.K. The Company attributes revenue to each geographic region based on the location of the
Company's operations. The following table shows financial information by geographic area for the years 2001, 2000 and 1999 (dollars in thousands):

                                United States        Foreign   Consolidated
---------------------------------------------------------------------------
2001:
   Revenue                          $ 960,806       $ 49,081    $ 1,009,887
   Long-lived assets                  696,836         10,701        707,537
---------------------------------------------------------------------------
2000:
   Revenue                          $ 908,261       $ 56,199      $ 964,460
   Long-lived assets                  606,059         14,109        620,168
---------------------------------------------------------------------------
1999:
   Revenue                          $ 712,907       $ 41,150      $ 754,057
   Long-lived assets                  454,631         10,687        465,318
---------------------------------------------------------------------------

(14) COMMITMENTS AND CONTINGENCIES
In May 2000, the compensation committee of the Company committed to pay in cash $6.3 million of "over-attainment" incentive which was related to results of operations in prior years. Under the normal policy of the Company's compensation plan, such over-attainment would have been distributed in the form of stock options with an exercise price equal to the market price at date of grant. Therefore, under applicable accounting rules, there would have been no compensation expense. The one-time decision to pay this amount in cash is an accruable event and resulted in a charge that has been recorded in gains, losses and nonrecurring items. In accordance with the Company's existing over-
attainment plan, the amount accrued will be paid over the next three fiscal years beginning in May 2001, assuming continued performance.
   On September 20, 1999, the Company and certain of its directors and officers were sued by an individual shareholder in a purported class action filed in the United States District Court for the Eastern District of Arkansas
("the Court"). The action alleges that the defendants violated Section 11 of the Securities Act of 1933 in connection with the July 23, 1999 public offering of 5,421,000 shares of the common stock of the Company. In addition, the action seeks to assert liability against the Company Leader pursuant to

Section 15 of the Securities Act of 1933. The action seeks to have a class certified of all purchasers of the stock sold in the public offering. Two additional suits were subsequently filed in the same venue against the same defendants and asserting the same allegations. On March 29, 2001, the Court granted the defendants' Motion to Dismiss. The plaintiffs have filed a Notice of Appeal to appeal the decision to dismiss to the United States Court of
Appeals for the Eighth Circuit. The Company continues to believe the allegations are without merit and will continue to vigorously contest the cases.
   The Company is involved in various other claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of all of these matters will not have a material adverse effect on the Company's consolidated financial position or its expected future consolidated results of operations.

(15) DISPOSITIONS
Effective February 1, 2000, the Company sold certain assets and a 51%
interest in a newly formed Limited Liability Company ("LLC") to certain management of its Acxiom/Direct Media, Inc. business unit ("DMI"). The LLC was formed by the contribution of net assets used in the DMI operations. As consideration, the Company received a 6% note in the approximate amount of
$22.5 million payable over seven years. During the year ended March 31, 2001, the Company agreed to sell its remaining 49% interest in the LLC and certain other assets to DMI management for an additional note of $1.0 million. The
Company also committed to complete the development of a computer system for the LLC. As a result of this sale agreement, the Company has written down its investment in the assets of DMI by $20.4 million. The sale was a divestiture for legal and tax purposes, but not for accounting purposes under applicable accounting rules because the collection of the sales price is primarily dependent on the buyer's ability to repay the note through operations of the business. Accordingly, the results of operations of the LLC were required to be included in the Company's consolidated financial statements until such time as a sufficient portion of the note balance was collected, at which time the
Company can account for the transaction as a sale. During 2001, a sufficient amount of the note balance was collected, and this transaction is now accounted for as a sale.
   Effective April 25, 2000, the Company sold a part of its DataQuick business group, which is based in San Diego, California, for $55.5 million. The Company retained the real property data sourcing and compiling portion of DataQuick.
The gain on the sale of these assets was approximately $39.7 million and is included in gains, losses and nonrecurring items in the accompanying consolidated statements of operations.
   Effective April 10, 2000, the Company sold its investment in Ceres, Inc. to
NCR Corporation. The Company received cash, a note and NCR stock totaling
$14.8 million and recorded investment income of $6.2 million on the disposal, which is included in other, net in the accompanying consolidated statements of operations. During 2001, the Company sold the shares of the NCR stock and realized an additional gain of $2.1 million, which is included in other, net in the accompanying consolidated statements of operations.
   Effective April 1, 2000, the Company sold its CIMS business unit for preferred stock and options in Sedona Corp., a publicly traded company. The preferred stock and options received had an aggregate fair value of $3.1 million. The Company recorded a loss on the disposal of $3.2 million, which is included in gains, losses and nonrecurring items in the accompanying consolidated statement of operations.
   In addition to the DataQuick gain, DMI write-down and CIMS loss noted
above, gains, losses and nonrecurring items for the year ended March 31, 2001 also includes the write-off of $7.6 million of certain campaign management software which management decided to discontinue support of as a result of the
Company's strategy to utilize external application software tools rather than building such tools internally. The Company performed an analysis to determine whether and to what extent these assets had been impaired. As a result, these assets were completely written off as their fair value was estimated to be zero.

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

_  Cash and cash equivalents, trade receivables, short-term borrowings, and trade payables--The carrying amount approximates fair value because of the short maturity of these instruments.

_  Marketable securities--The carrying value of marketable securities is equal to fair value as determined by reference to quoted market prices.

_  Equity forward--See note 8.

_  Long-term debt--The interest rate on the revolving credit agreement is adjusted for changes in market rates and therefore the carrying value of the credit agreement approximates fair value. The estimated fair value of other long-term debt was determined based upon the present value of the expected cash flows considering expected maturities and using interest rates currently available to the Company for long-term borrowings with similar terms. At March 31, 2001, the estimated fair value of long-term debt approximates its carrying value.

(17) COMPREHENSIVE INCOME (LOSS)
The following table summarizes the unrealized holding gains (losses) on marketable securities included in other comprehensive income (dollars in thousands):

                                         2001           2000           1999
------------------------------------------------------------------------------
Net unrealized loss arising
   during the year                     $ (943)        $ (153)           $ -
Reclassification adjustment for
   net gains reported in net
   earnings for the period              1,096              -              -
------------------------------------------------------------------------------
Net unrealized gain (loss)
   reported in other
   comprehensive income (loss)          $ 153         $ (153)           $ -
------------------------------------------------------------------------------

The balance of accumulated other comprehensive loss as reported on the consolidated balance sheets consists of the following components (dollars in thousands):

                                                2001                 2000
------------------------------------------------------------------------------
Net unrealized loss on available-
   for-sale marketable securities                $ -               $ (153)
Cumulative loss on foreign currency
   translation                                (5,996)              (1,295)
------------------------------------------------------------------------------
Accumulated other comprehensive loss        $ (5,996)            $ (1,448)
------------------------------------------------------------------------------

(18) SEGMENT INFORMATION
The Company reports segment information consistent with the way management internally disaggregates its operations to assess performance and to allocate resources. The Company's business segments consist of Services, Data and
Software Products, and IT Management. The Services segment substantially consists of consulting, database and data warehousing and list processing services. The Data and Software Products segment includes all of the Company's data content and software products. IT Management includes information technology outsourcing and facilities management for data center management, network management, client server management and other complementary IT services. The Company evaluates performance of the segments based on segment operating income, which excludes certain gains, losses and nonrecurring items.
The Company accounts for sales of certain data and software products as revenue in both the Data and Software Products segment and the Services segment which bills the customer. The duplicate revenues are eliminated in consolidation.

The following tables present information by business segment (dollars in thousands):

                                         2001           2000          1999
------------------------------------------------------------------------------
Revenue:
   Services                         $ 732,620      $ 675,094      $ 524,081
   Data and Software Products         228,738        168,504        117,778
   IT Management                      223,364        194,908        154,526
   Intercompany eliminations         (174,835)       (74,046)       (42,328)
------------------------------------------------------------------------------
      Total revenue               $ 1,009,887      $ 964,460      $ 754,057
------------------------------------------------------------------------------
Income (loss) from operations:
   Services                         $ 167,933      $ 131,513       $ 91,331
   Data and Software Products          70,639         25,135         14,829
   IT Management                       26,737         44,019         34,826
   Intercompany eliminations         (134,455)       (36,584)       (20,689)
   Corporate and other                (29,229)          (199)      (121,681)
------------------------------------------------------------------------------
      Income (loss) from
         operations                 $ 101,625      $ 163,884       $ (1,384)
------------------------------------------------------------------------------
Depreciation and amortization:
   Services                          $ 51,295       $ 36,869       $ 24,360
   Data and Software Products          25,459         22,888         19,214
   IT Management                       43,140         26,563         20,039
   Corporate and other                    899            209            484
------------------------------------------------------------------------------
      Depreciation and
         amortization               $ 120,793       $ 86,529       $ 64,097
------------------------------------------------------------------------------
Total assets:
   Services                         $ 652,964      $ 494,110      $ 427,210
   Data and Software Products         145,005        202,243        167,111
   IT Management                      419,330        372,923        238,164
   Corporate and other                 15,426         36,020         57,315
------------------------------------------------------------------------------
      Total assets                $ 1,232,725    $ 1,105,296      $ 889,800
------------------------------------------------------------------------------

During 2001, the Company reorganized its segments such that the business units associated with DMI were reclassified from the Data and Software
Products segment to the Services segment. Also, the international operations, which were included in the Services segment, have been reorganized with the appropriate revenues and expenses allocated to the Services, Data and Software
Products and the IT Management segments. The prior years' segment information has been restated to conform to the current year presentation.

(19) ALLOWANCE FOR DOUBTFUL ACCOUNTS
A summary of the activity of the allowance for doubtful accounts, returns and credits is as follows (dollars in thousands):

                                                   Additions                      Bad debts
                                   Balance at        charged               written off, net      Balance
                                    beginning   to costs and       Other         of amounts       at end
                                    of period       expenses   additions          recovered    of period
--------------------------------------------------------------------------------------------------------
2001:
   Allowance for doubtful
      accounts, returns and
      credits                         $ 5,352        $ 3,563       $ 500            $ 4,049      $ 5,366
--------------------------------------------------------------------------------------------------------
2000:
   Allowance for doubtful
      accounts, returns and
      credits                         $ 5,619        $ 2,313     $ 1,010            $ 3,590      $ 5,352
--------------------------------------------------------------------------------------------------------
1999:
   Allowance for doubtful
      accounts, returns and
      credits                         $ 3,847        $ 2,373       $ 710            $ 1,311      $ 5,619
--------------------------------------------------------------------------------------------------------

Included in other additions are valuation accounts acquired in connection with business combinations.

(20) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
The table below sets forth selected financial information for each quarter of the last two years. The information for the first three quarters of 2001 reflects the quarters as previously reported prior to the adoption of SAB 101 and as restated for the retroactive adoption of SAB 101 to April 1, 2000. The
2000 quarterly information has not been restated for the adoption of SAB 101.
However, the pro forma amounts for 2000 presented below were calculated assuming the accounting change was made retroactively to the beginning of fiscal 2000 (dollars in thousands, except per share amounts).

                                                                                                                            Fourth
                                                                                                                     quarter ended
                                   First quarter ended         Second quarter ended        Third quarter ended           March 31,
                                         June 30, 2000           September 30, 2000          December 31, 2000                2001
                               ---------------------------  --------------------------  ---------------------------  --------------
                                       As                            As                          As
                               previously             As     previously            As    previously            As            As
                                 reported        restated      reported      restated      reported      restated      reported
-----------------------------------------------------------------------------------------------------------------------------------
Revenue                         $ 245,557       $ 239,573     $ 276,061     $ 263,862     $ 279,501     $ 262,748     $ 243,704
Income (loss) from operations      36,286          34,190        52,236        45,329        58,305        44,335       (22,229)
Cumulative effect of change
 in accounting principle                -         (37,488)            -             -             -             -             -
Net earnings (loss)                24,423         (14,768)       28,253        23,600        32,790        23,697       (26,150)
Basic earnings (loss) per
   share:
   Earning (loss) before
    cumulative effect of
    accounting change                 .28             .26           .32           .27           .37           .27          (.29)
   Cumulative effect of
    accounting change                   -            (.43)            -             -             -             -             -
   Net earnings (loss)                .28            (.17)          .32           .27           .37           .27          (.29)
Diluted earnings (loss) per
   share:
   Earning (loss) before
    cumulative effect of
    accounting change                 .26             .24           .30           .25           .34           .25          (.29)
   Cumulative effect of
    accounting change                   -            (.41)            -             -             -             -             -
   Net earnings (loss)                .26            (.17)          .30           .25           .34           .25          (.29)
-----------------------------------------------------------------------------------------------------------------------------------

                           First quarter ended         Second quarter ended        Third quarter ended     Fourth quarter ended
                                 June 30, 1999           September 30, 1999          December 31, 1999           March 31, 2000
                       --------------------------- ------------------------- ------------------------- ----------------------------
                                 As                         As                        As                        As
                         previously                 previously                previously                previously
                           reported     Pro forma     reported    Pro forma     reported    Pro forma     reported    Pro forma
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                  $ 211,506     $ 204,819    $ 246,840    $ 234,464    $ 244,303    $ 226,054    $ 261,811    $ 236,588
Income from operations       30,246        28,480       39,883       29,089       46,389       30,958       47,366       27,601
Net earnings                 15,749        14,628       21,300       14,446       26,478       16,679       26,836       14,285
Earnings per share:
   Basic                        .19           .18          .25          .17          .31          .19          .31          .16
   Diluted                      .18           .17          .24          .16          .29          .19          .29          .16
-----------------------------------------------------------------------------------------------------------------------------------

                        INDEPENDENT AUDITORS' REPORTS

THE BOARD OF DIRECTORS AND STOCKHOLDERS ACXIOM CORPORATION:

We have audited the accompanying consolidated balance sheet of Acxiom
Corporation and subsidiaries as of March 31, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acxiom Corporation and subsidiaries as of March 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.
   As discussed in note 1 to the consolidated financial statements, effective
April 1, 2000, the Company changed certain of its accounting principles for revenue recognition as a result of the adoption of Staff Accounting Bulletin
No. 101, "Revenue Recognition in Financial Statements."

Little Rock, Arkansas,
May 11, 2001

THE BOARD OF DIRECTORS AND STOCKHOLDERS
ACXIOM CORPORATION:

We have audited the accompanying consolidated balance sheet of Acxiom
Corporation and subsidiaries as of March 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acxiom
Corporation and subsidiaries as of March 31, 2000, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Dallas, Texas,
May 2, 2000, except as to note 18 which is as of June 11, 2001

                              MARKET INFORMATION

STOCK PRICES
The Company's Common Stock is traded on the national Market System of Nasdaq under the symbol "ACXM." The following table sets forth for the periods indicated the high and low closing sale prices of the Common Stock.

Fiscal 2001                      High             Low
----------------------------------------------------------
Fourth Quarter                   $20 11/16       $39 1/4
Third Quarter                     31 3/4          44 5/32
Second Quarter                    20 3/16         31 25/32
First Quarter                     25 1/4          32 1/8
----------------------------------------------------------
Fiscal 2000                      High            Low
----------------------------------------------------------
Fourth Quarter                   $35 3/8         $24 7/8
Third Quarter                     24 25/32        14 3/4
Second Quarter                    29 3/8          16 3/8
First Quarter                     29 3/8          23
----------------------------------------------------------

During the period beginning April 1, 2001, and ending May 15, 2001, the high closing sales price per share for the Company's Common Stock as reported by
Nasdaq was $16.81 and the low closing sales price per share was $11.50. On May
15, 2001, the closing price per share was $14.60.

SHAREHOLDERS OF RECORD
The approximate number of shareholders of record of the Company's Common Stock as of May 15, 2001, was 2,058.

DIVIDENDS
The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain earnings to provide funds for its business operations and for the expansion of its business. Thus, it does not anticipate paying cash dividends in the foreseeable future.

                                        48